Exhibit 99.1

Execution Copy

CREDIT AGREEMENT

dated as of

May 6, 2016

among

STANTEC INC.

as Borrower

and

THE LENDERS FROM TIME TO TIME PARTIES HERETO

as Lenders

and

CANADIAN IMPERIAL BANK OF COMMERCE

as Administrative Agent, Sole Lead Arranger and Sole Bookrunner

and

CANADIAN IMPERIAL BANK OF COMMERCE, HSBC BANK CANADA and BANK OF

AMERICA, N.A., CANADA BRANCH

as Issuing Banks

Stantec Credit Agreement

Stantec Credit Agreement

- i -

(continued)

Stantec Credit Agreement

- ii -

(continued)

		Page

9.18	Paramountcy.	112

9.19	Excluded Swap Obligations.	112

9.20	USA Patriot Act.	112

9.21	LIMITATION OF LIABILITY.	112

Stantec Credit Agreement

- iii -

(continued)

Page
Exhibits:

Exhibit A	-	Form of Additional Commitment Agreement
Exhibit B	-	Form of Borrowing Request
Exhibit C	-	Form of Compliance Certificate
Exhibit D	-	Form of Assignment and Assumption Agreement
Exhibit E	-	Form of Solvency Certificate

Schedules:

Schedule 1.1(A)	-	Initial Security Documents
Schedule 1.1(B)		Existing Letters of Credit
Schedule 2.1	-	Lenders and Commitments
Schedule 3.1(3)	-	Governmental Approvals; Conflicts
Schedule 3.1(6)	-	Litigation
Schedule 3.1(11)	-	Real Property
Schedule 3.1(12)	-	Permitted Lien Registrations
Schedule 3.1(13)	-	Pension Plans
Schedule 3.1(14)	-	Subsidiaries
Schedule 3.1(17)	-	Environmental Matters
Schedule 3.1(18)	-	Employee Matters
Schedule 5.1(8)	-	Post-Closing Requirements
Schedule 5.1(11)	-	Security Principles
Schedule 5.1(16)	-	Initial Target Documents
Schedule 9.1	-	Lender and Issuing Bank Contact Information

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- iv -

CREDIT AGREEMENT

THIS CREDIT AGREEMENT dated as of May 6, 2016 is made among Stantec Inc., as Borrower, the Lenders from time to time parties hereto, as Lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, Sole Lead Arranger and Sole Bookrunner, and Canadian Imperial Bank of Commerce, Bank of America, N.A., Canada Branch and HSBC Bank Canada, as Issuing Banks.

RECITALS

WHEREAS the Lenders have agreed to provide certain credit facilities to the Borrower;

NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each party hereto, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.1	Definitions.

In this Agreement:

“Acceptance Fee” means a fee payable by the Borrower to the Administrative Agent for the account of a Lender in Canadian Dollars with respect to the acceptance of a B/A or the making of a B/A Equivalent Loan, calculated on the face amount of the B/A or the B/A Equivalent Loan at a rate per annum equal to the Applicable Margin from time to time in effect on the basis of the actual number of days in the applicable Contract Period (including the date of acceptance and excluding the date of maturity) and a year of 365 days, (it being agreed that the Applicable Margin in respect of a B/A Equivalent Loan is equivalent to the Applicable Margin otherwise applicable to the B/A Borrowing which has been replaced by the making of such B/A Equivalent Loan pursuant to Section 2.11(8)).

“Acquisition” means any transaction, or any series of related transactions, consummated after the Closing Date, by which any Credit Party directly or indirectly, by means of a takeover bid, tender offer, amalgamation, merger, purchase of assets or otherwise:

(a)	acquires any business (including any division of a business) or all or substantially all of the assets of any Person engaged in any business;

(b)	acquires control of securities of a Person engaged in a business representing more than 50% of the ordinary voting power for the election of directors or other governing position if the business affairs of such Person are managed by a board of directors or other governing body;

(c)	acquires control of more than 50% of the ownership interest in any Person engaged in any business that is not managed by a board of directors or other governing body; or

(d)	otherwise acquires Control of a Person engaged in a business.

“Additional Commitment Agreement” means an agreement in the form of Exhibit A, appropriately completed.

Stantec Credit Agreement

“Additional Commitment” has the meaning set out in Section 2.1(3)(a).

“Administrative Agent” means Canadian Imperial Bank of Commerce, in its capacity as administrative agent for the Lenders hereunder, or any successor Administrative Agent appointed pursuant to Section 8.10.

“Administrative Questionnaire” means an administrative questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with, such Person.

“Agreement” means this credit agreement and all the Exhibits and the Schedules attached hereto.

“AML Legislation” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” applicable Laws, whether within Canada or elsewhere, including any regulations, guidelines or orders thereunder.

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to the Borrower or its Subsidiaries from time to time concerning or relating to bribery or corruption, including without limitation the Corruption of Foreign Public Officials Acts (Canada), the U.S. Foreign Corrupt Practices Act, and the U.K. Bribery Act 2010.

“Applicable Lender” means, with respect to any Borrowing of (a) Revolving Loans, each Revolving Credit Lender, and (b) Term Loans, each Term Credit Lender.

“Applicable Margin” means the applicable rate per annum, expressed as a percentage, set out in the relevant column and row of the table below, based on the Leverage Ratio as at the most recent Quarterly Date with respect to which the Borrower has delivered financial information to the Administrative Agent pursuant to Section 5.1(1).

Leverage Ratio	Applicable Margin
	Standby Fee	B/A Borrowing, LIBO Rate Loan or Financial Letter of Credit	Non-Financial Letters of Credit	Canadian Prime Loan or Base Rate Loan
[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]

As of the Closing Date, the initial Applicable Margin for B/A Borrowings and LIBO Rate Loans shall be [Redacted] and the initial Applicable Margin for Canadian Prime Loans and Base Rate Loans shall be [Redacted]. Thereafter, the Applicable Margin shall change (to the extent necessary, if any) on each date on which the financial statements and Compliance Certificate of the Borrower are delivered to the Administrative Agent pursuant to Section 5.1(1) to reflect any change in the Leverage Ratio effective as of the date of such financial statements, based upon the financial statements for the immediately preceding Rolling Period, or if such day is not a

Stantec Credit Agreement

Business Day, then the first Business Day thereafter. Notwithstanding the foregoing, if at any time the Borrower fails to deliver financial statements and the certificate of the Borrower as required by Section 5.1(1) on or before the date required pursuant to Section 5.1(1) (without regard to grace periods), the Applicable Margin shall be the highest margins provided for in the above grid from the date such financial statements are due pursuant to Section 5.1(1) (without regard to grace periods) through the date the Administrative Agent receives all financial statements and certificates that are then due pursuant to Section 5.1(1). Any increase or decrease in: (x) the interest rates on LIBO Rate Loans outstanding on the effective date of a change in the aforesaid rates and fees will apply proportionately to each such LIBO Rate Loan outstanding on the basis of the number of days remaining in the term to maturity thereof; (y) the Acceptance Fees on Bankers’ Acceptances outstanding on the effective date of a change in the aforesaid rates and fees will apply for new Bankers’ Acceptances issued after such effective date or on any Rollover of an existing Bankers’ Acceptance but otherwise the BA Stamping Fees on any Bankers’ Acceptance existing at such effective date will not change until the maturity date thereof; and (z) the fees on Letters of Credit outstanding on the effective date of a change in the aforesaid rates and fees will apply proportionately to each such Letter of Credit outstanding on the basis of the number of days remaining in the term to maturity or renewal thereof.

“Applicable Maturity Date” means the Revolving Maturity Date, the Term Credit (Tranche A) Maturity Date, the Term Credit (Tranche B) Maturity Date or the Term Credit (Tranche C) Maturity Date, as the context may require.

“Applicable Percentage” means, in respect of any Lender at any time, with respect to a Credit or all Credits, the percentage of such Credit or of all Credits, as the case may be, which such Lender has agreed to make available to the Borrower at such time, determined by dividing such Lender’s Commitment in respect of such Credit or of all Credits, as the case may be, by the aggregate of all of the Lenders’ Commitments with respect to such Credit or all Credits, as the case may be; provided that, for the purposes of determining a Lender’s share of a Borrowing under the Revolving Credit pursuant to Section 2.1(1), the Applicable Percentage of each Lender shall be calculated net of the Swingline Commitment. If any Commitments have terminated or expired, the Applicable Percentages in respect of the terminated or expired Commitments shall be determined based upon the relevant Commitments most recently in effect (prior to their termination or expiry), giving effect to any assignments.

“Asset Disposition” means, with respect to any Person, the sale, lease, license, transfer, assignment or other disposition of, or the expropriation, condemnation, destruction or other loss of, all or any portion of its business, assets, rights, revenues or property, real, personal or mixed, tangible or intangible, whether in one transaction or a series of transactions, other than (a) inventory sold in the ordinary course of business upon customary credit terms, (b) sales of worn-out, scrap or obsolete material or equipment which are not material in the aggregate, (c) licenses granted to third parties in the ordinary course of business, and (d) sales from one Credit Party to another Credit Party (other than a Limited Credit Party).

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.4), and accepted by the Administrative Agent, in the form of Exhibit D or any other form approved by the Administrative Agent.

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award,

Stantec Credit Agreement

determination, direction, decree, by-law, rule or regulation of any Governmental Authority having jurisdiction over such Person, whether or not having the force of Law.

“B/A Borrowing” means a Borrowing comprised of one or more Bankers’ Acceptances or, as applicable, B/A Equivalent Loans. For greater certainty, unless the context requires otherwise, all provisions of this Agreement which are applicable to Bankers’ Acceptances are also applicable, mutatis mutandis, to B/A Equivalent Loans.

“B/A Equivalent Loan” has the meaning set out in Section 2.11(8).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Bankers’ Acceptance” and “B/A” mean an instrument denominated in Canadian Dollars, drawn by the Borrower and accepted by a Lender in accordance with this Agreement, and includes a “depository note” within the meaning of the Depository Bills and Notes Act (Canada) and a bill of exchange within the meaning of the Bills of Exchange Act (Canada).

“Base Rate” means, on any day the annual rate of interest equal to the greater of (a) the annual rate of interest announced by the Administrative Agent and in effect as its base rate at its principal office in Toronto, Ontario on such day for determining interest rates on U.S. Dollar-denominated commercial loans made in Canada, and (b) the Federal Funds Effective Rate plus [Redacted]; provided that, the Base Rate shall be increased as required to ensure that at no time it is less than the LIBO Rate at such time (based upon a 30-day Interest Period) plus [Redacted].

“Base Rate Borrowing” means a Borrowing comprised of one or more Base Rate Loans.

“Base Rate Loan” means a Loan denominated in U.S. Dollars which bears interest at a rate based upon the Base Rate.

“BIA” means the Bankruptcy and Insolvency Act (Canada).

“Bookrunner” means Canadian Imperial Bank of Commerce in its capacity as sole bookrunner with respect to the credit facilities provided for herein.

“Borrower” means Stantec Inc., a Canada corporation, in its capacity as the borrower hereunder.

“Borrowing” means any availment of any of the Credits, and includes any Loan, the issuance of a Letter of Credit (or any amendment thereto or renewal or extension thereof) and a rollover or conversion of any outstanding Loan.

“Borrowing Request” has the meaning set out in Section 2.3(1).

“Business Day” means any day that is not (a) a Saturday, Sunday or holiday (as defined in the Interpretation Act (Canada)) in Toronto, Ontario or Edmonton, Alberta, or (b) in the case of any

Stantec Credit Agreement

U.S. Dollar-denominated Borrowing, any other statutory holiday in New York, New York, or (c) in the case of any LIBO Rate Loan, any other statutory holiday in London, England.

“Canadian $ Amount” means, on any day, in relation to any Loans or Letters of Credit, the sum of (a) the amount of all such Loans and Letters of Credit that are denominated in Canadian Dollars, and (b) the Equivalent Amount of all such Loans and Letters of Credit that are expressed in other currencies.

“Canadian Dollars” and “Cdn.$” refer to lawful money of Canada.

“Canadian Multi-Employer Pension Plan” means a “multi-employer plan”, as defined in subsection 1(1)(ii) of the Employment Pension Plans Act (Alberta), or any similar type of plan subject to pension standards legislation in any other Canadian jurisdiction.

“Canadian Pension Plan” means a “registered pension plan”, as such term is defined in subsection 248(1) of the Income Tax Act, which is sponsored, administered or contributed to, or required to be contributed to, by any Group Party or under which any Group Party has any actual or contingent liability.

“Canadian Prime Borrowing” means a Borrowing comprised of one or more Canadian Prime Loans.

“Canadian Prime Loan” means a Loan denominated in Canadian Dollars which bears interest at a rate based upon the Canadian Prime Rate.

“Canadian Prime Rate” means, on any day, the annual rate of interest equal to the greater of (a) the annual rate of interest announced by the Administrative Agent and in effect as its prime rate at its principal office in Toronto, Ontario on such day for determining interest rates on Canadian Dollar-denominated commercial loans in Canada, and (b) the annual rate of interest equal to the sum of (i) the one-month CDOR Rate in effect on such day, plus (ii) 1.00%.

“Capital Adequacy Guideline” means the capital adequacy requirements from time to time specified by the Office of the Superintendent of Financial Institutions (or any successor Canadian Governmental Authority performing the functions and exercising the powers performed and exercised by the Office of the Superintendent of Financial Institutions) and published by it as one or more guidelines for Canadian banks.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash Equivalents” means any of the following:

(a)	direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the Government of Canada or of any Canadian province (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the Government of Canada or of such Canadian province), in each case maturing within one year from the date of acquisition thereof;

Stantec Credit Agreement

(b)	investments in certificates of deposit, bankers’ acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of Canada or of any Canadian province which has a combined capital surplus and undivided profits of not less than Cdn.$100,000,000;

(c)	direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the Government of the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the Government of the United States of America), in each case maturing within one year from the date of acquisition thereof;

(d)	marketable and freely tradeable securities evidencing direct obligations of corporations, hospitals, municipal boards or school boards having, at the date of acquisition, a rating from DBRS of A, from Moody’s of A 2 or from S&P of A, in each case maturing within 180 days from the date of acquisition thereof; or

(e)	deposits in bank accounts made in the ordinary course of business and otherwise permitted hereunder.

“Cash Management Services” means any one or more of the following types of services or facilities provided to any Credit Party by a Lender or any Lender Affiliate (a) ACH transactions, (b) cash management services, including controlled disbursement services, treasury, depository, and electronic funds transfer services, (c) credit card processing services, and (d) credit or debit cards.

“CCAA means the Companies’ Creditors Arrangement Act (Canada).

“CDOR Rate” means, on any day and for any period, an annual rate of interest equal to the average rate applicable to Canadian Dollar bankers’ acceptances for the applicable period appearing on the Reuters Screen CDOR Page at approximately 10:00 a.m., on such day, or if such day is not a Business Day, then on the immediately preceding Business Day, provided that

(a)	if such rate does not appear on the Reuters Screen CDOR Page on such day as contemplated, then the CDOR Rate on such day shall be the discount rate quoted by the Administrative Agent (determined as of 10:00 a.m. (Toronto time)) on such day which would be applicable in respect of an issue of bankers’ acceptances in a comparable amount and with comparable maturity dates to the Bankers’ Acceptances proposed to be issued by the Borrower on such day, or, if such day is not a Business Day, then on the immediately preceding Business Day, and

(b)	if such rate is less than zero, the CDOR Rate shall be deemed to be zero.

“Change of Control” means if, after the Closing Date, any Person acquires, directly or indirectly, alone or in concert (within the meaning of the Securities Act (Alberta)) with other Persons, over a period of time or at any one time, Voting Securities in the capital of the Borrower aggregating in excess of 50% of all of the then issued and outstanding Voting Securities of the Borrower or otherwise acquires the power to elect a majority of the board of directors of the administrator of the Borrower (regardless of whether such Person or Persons are owned or controlled by the same Persons which owned or controlled such Voting Securities of the Borrower).

Stantec Credit Agreement

“Change in Law” means (i) the adoption or taking effect of any new Law after the date of this Agreement, (ii) any change in any existing Law or in the administration, interpretation, implementation or application thereof by any Governmental Authority after the date of this Agreement, or (iii) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law), by any Governmental Authority made or issued after the date of this Agreement.

“Closing Date” means May 6, 2016 being the date on which this Agreement is executed and delivered by the parties hereto.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” means the property described in and subject to the Liens, privileges, priorities and security interests created by any Security Document.

“Commitment” means, with respect to each Lender, the commitment(s) of such Lender to make Revolving Loans or Term Loans hereunder as, in the case of the Revolving Credit Commitments, such commitment may be reduced from time to time pursuant to Sections 2.6 or 2.9, and as such commitment(s) may be reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.4. The initial amount(s) of each Lender’s Commitment(s) are set out in Schedule 2.1, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Commitment(s), as applicable. The initial aggregate amount of (a) the Revolving Credit Commitments is Cdn.$800,000,000, and (b) the Term Credit Commitments is Cdn.$300,000,000 and U.S.$116,700,000.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Competitor” means, at any time, a Person materially engaged in a business of the type conducted by the Group Parties at such time (or any business reasonably related thereto) that has been identified in writing prior to such time by the Borrower to the Administrative Agent.

“Compliance Certificate” means a certificate of the Borrower in the form attached hereto as Exhibit C, signed by a Responsible Officer of the Borrower.

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (or that are franchise taxes or branch profits taxes imposed in lieu of net income taxes)

“Consolidated” means, when used with respect to any financial term, financial covenant, financial ratio or financial statement, such financial term, financial covenant, financial ratio or financial statement calculated, prepared or determined, as applicable, for the Borrower on a consolidated basis in accordance with GAAP consistently applied.

“Contract Period” means the term of a B/A Borrowing selected by the Borrower in accordance with Section 2.3(1)(iv) commencing on the date of such B/A Borrowing and expiring on a Business Day which shall be either one month, two months, three months or, if available, as determined by the Administrative Agent in good faith, six months thereafter (or such other terms as may be requested by the Borrower and approved unanimously by the Lenders); provided that (a) subject to clause (b) of this definition, each such period shall be subject to such extensions or reductions as may be determined by the Administrative Agent to ensure that each Contract Period

Stantec Credit Agreement

will expire on a Business Day, and (b) no Contract Period shall extend beyond the Applicable Maturity Date.

“Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Cover”, when required by this Agreement for LC Exposure, means either (a) providing cash collateral (pursuant to documentation reasonably satisfactory to the Administrative Agent and the Issuing Banks), to be held by the Administrative Agent for the benefit of the Revolving Credit Lenders in an amount equal to 103% of the then existing LC Exposure, or (b) providing Administrative Agent with a standby letter of credit, in form and substance reasonably satisfactory to Administrative Agent, from a commercial bank reasonably acceptable to Administrative Agent in an amount equal to 103% of the then existing LC Exposure. Any cash collateral provided pursuant to (a) shall be retained by the Administrative Agent in such collateral account until such time as the applicable Letters of Credit shall have expired or matured and Reimbursement Obligations, if any, with respect thereto shall have been fully satisfied; provided that if any such Reimbursement Obligations are not satisfied when due hereunder, the Administrative Agent may apply any amounts in such collateral account against such Reimbursement Obligations.

“Credit Parties” means, collectively, the Borrower and the Guarantors, and “Credit Party” means any one of them.

“Credit Party Guarantee” means the unlimited multi-party guarantee dated as of the date hereof in favour of the Administrative Agent with respect to the Secured Liabilities.

“Credits” means, collectively, the Revolving Credit and the Term Credit, and “Credit” means any one of the Credits.

“Currency Excess Amount” has the meaning set out in Section 2.9(1).

“DBRS” shall mean Dominion Bond Rating Service Limited, or its successor.

“Default” means any event or condition that constitutes an Event of Default or that, upon notice, lapse of time or both, would, unless cured or waived, become an Event of Default.

“Defaulting Lender” means any Lender that (a) has failed to fund any portion of the Loans or perform its obligations under Section 2.1 within three Business Days of the date it is required to do so, unless the failure has been cured, (b) has otherwise failed to pay over to the Agent or any other Lender any other amount required to be paid by it under this Agreement within three Business Days of when due, unless the payment is the subject of a good faith dispute or unless the failure has been cured, (c) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or pay its debts as they generally become due, (d) is the subject of a bankruptcy or insolvency proceeding, (e) is subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business or (f) becomes the subject of a Bail-In Action.

Stantec Credit Agreement

“Defined Benefit Plan” means (a) a pension plan registered under the Income Tax Act, the Employment Pension Plans Act (Alberta) or any other applicable pension standards legislation which contains a “defined benefit provision”, as such term is defined in subsection 147.1(1) of the Income Tax Act; and (b) the UK Plan and any other pension plan, arrangement or scheme that provides benefits determined on a defined benefit basis which is not subject to Canadian or U.S. law.

“Depreciation Expense” means, with respect to any period, the collective depreciation, depletion impairment and amortization expense of the Borrower for such period, determined on a Consolidated basis.

“Discount Proceeds” means, for any B/A (or, as applicable, any B/A Equivalent Loan), an amount (rounded to the nearest whole cent, and with one-half of one cent being rounded up) calculated on the applicable date of Borrowing by multiplying:

(a)	the face amount of the B/A (or, as applicable, the undiscounted amount of the B/A Equivalent Loan); by

(b)	the quotient of one divided by the sum of one plus the product of:

(i)	the Discount Rate (expressed as a decimal) applicable to such B/A (or as applicable, such B/A Equivalent Loan); multiplied by

(ii)	a fraction, the numerator of which is the Contract Period of the B/A (or, as applicable, the B/A Equivalent Loan) and the denominator of which is 365,

with such quotient being rounded up or down to the nearest fifth decimal place, and with .000005 being rounded up.

“Discount Rate” means, with respect to either a B/A for a particular Contract Period being purchased by a Lender on any day or a B/A Equivalent Loan being made by a Lender on any day, (a) for any Lender which is a Schedule I bank under the Bank Act (Canada), the CDOR Rate on such day for such Contract Period, and (b) for any other Lender, the lesser of:

(i)	the CDOR Rate on such day for such Contract Period, plus 0.10%; and

(ii)	the percentage discount rate quoted by such Lender as the percentage discount rate at which such Lender would, in accordance with its normal practices, at or about 10:00 a.m. on such date, be prepared to purchase Bankers’ Acceptances or make B/A Equivalent Loans having a face amount and term comparable to the face amount and term of such B/A or B/A Equivalent Loan.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent;

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

Stantec Credit Agreement

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“EBITDA” means, for any period, an amount equal to Net Income for such period minus, to the extent included in such Net Income (but without duplication):

(a)	any non-cash income and gains (including unrealized gains with respect to Hedging Arrangements); and

(b)	any extraordinary or non-recurring income and gains;

plus, to the extent deducted from such Net Income (but without duplication):

(c)	Interest Expense;

(d)	Income Tax Expense;

(e)	Depreciation Expense;

(f)	non-recurring cash expenses relating to the Transaction of not more than [Redacted]; and

(g)	any other non-cash expenses and losses (including unrealized losses with respect to Hedging Arrangements); and

all determined on a Consolidated basis; provided that:

(h)	in respect of (i) each Person which has become a Subsidiary in such period, or (ii) an Acquisition of assets in such period, EBITDA shall be determined as if (A) such Person had been a Subsidiary during the entire such period, or (B) such EBITDA producing assets had been possessed by such Person during the entire such period, as applicable; and

(i)	in respect of (i) each Person which has ceased to be a Subsidiary in such period, or (ii) a disposition or sale of assets during such period, EBITDA shall be determined as if (A) such Person had not been a Subsidiary during the entire such period, or (B) such EBITDA producing assets had not been possessed by such Person during the entire such period, as applicable.

“Environmental Laws” means all Laws relating in any way to the environment, preservation or reclamation of natural resources, the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, release, threatened release or disposal of any Hazardous Material, or to health and safety matters.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities) of any Credit Party directly or indirectly resulting from or based upon (a) the violation of any Environmental Laws, (b) the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials into the environment, or (e) any

Stantec Credit Agreement

contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Securities” means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person’s capital, whether outstanding on the date hereof or issued after the date hereof, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust, and any and all rights, warrants, debt securities, options or other rights exchangeable for or convertible into any of the foregoing.

“Equivalent Amount” means, with respect to any specified amount of currency other than Canadian Dollars, the amount of Canadian Dollars that may be purchased with such amount of other currency at the spot wholesale transactions buying rate of the Administrative Agent for the purchase of Canadian Dollars with such other currency in effect as of 11:00 a.m. on the Business Day with respect to which such computation is required for the purpose of this Agreement or, in the absence of such a buying rate on such date, using such other rate as the Administrative Agent may reasonably select.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means any person that for purposes of Title I or Title IV of ERISA or Section 412 of the Code would be deemed at any relevant time to be a single employer or otherwise aggregated with any Credit Party under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“ERISA Event” shall mean any one or more of the following:

(a)	any reportable event, as defined in Section 4043 of ERISA, with respect to a US Plan, as to which the PBGC has not by regulation waived the requirement of Section 4043(a) of ERISA that it be notified of such event;

(b)	the filing of a notice of intent to terminate any US Plan, if such termination would require material additional contributions in order to be considered a standard termination within the meaning of Section 4041(b) of ERISA, the filing under Section 4041(c) of ERISA of a notice of intent to terminate any US Plan or the termination of any US Plan under Section 4041(c) of ERISA;

(c)	the institution of proceedings, or the occurrence of an event or condition which would reasonably be expected to constitute grounds for the institution of proceedings by the PBGC under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any US Plan;

(d)

the failure to make a required contribution to any US Plan that would result in the imposition of a lien or other encumbrance or the provision of security under Section 412 or 430 of the Code or Section 302 or 4068 of ERISA, or the arising of such a lien or encumbrance; there being or arising any “unpaid minimum required contribution” or “accumulated funding deficiency” (as defined or otherwise set forth in Section 4971 of the Code or Part 3 of Subtitle B of Title I of ERISA), whether or not waived; or the filing of any request for or receipt of a minimum funding waiver under Section 412 of the Code with respect to any US Plan or Multiemployer Plan, or that such filing may be made; or a

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determination that any US Plan is, or is expected to be, in at-risk status under Title IV of ERISA;

(e)	a Credit Party engaging in a non-exempt prohibited transaction within the meaning of Section 4975 of the Code or Section 406 of ERISA that within one year of its discovery either is not submitted for correction under a voluntary correction program sponsored by the IRS or the U.S. Department of Labor (if such a program is available) or is not otherwise corrected;

(f)	the complete or partial withdrawal of any Credit Party or any ERISA Affiliate from a Multiemployer Plan, the reorganization or insolvency under Title IV of ERISA of any Multiemployer Plan; or the receipt by any Credit Party or any ERISA Affiliate, of any notice, or the receipt by any Multiemployer Plan from any Credit Party or any ERISA Affiliate of any notice, that a Multiemployer Plan is in endangered or critical status under Section 305 of ERISA; or

(g)	a Credit Party or an ERISA Affiliate incurring any liability under Title IV of ERISA with respect to any U.S. Plan (other than premiums due and not delinquent under Section 4007 of ERISA).

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“euro” means the official currency of the European Union’s member states.

“Euro LIBO Rate Loan” means a Loan denominated in euros which bears interest at a rate based upon the LIBO Rate with respect to such currency.

“Events of Default” has the meaning set out in Section 7.1.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that all or a portion of a Guarantee of such Guarantor of, or the grant by such Guarantor of a Lien to secure, such Swap Obligation (or any Guarantee thereof) is or has become illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) and by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time such Guarantee or Lien becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or Lien is or becomes illegal.

“Excluded Taxes” means, with respect to any Recipient, (i) any Taxes, however denominated, imposed on or measured by the Recipient’s overall capital or net income, (including franchise Taxes, branch profits or similar Taxes imposed on the Recipient in lieu of net income Taxes) (A) by a jurisdiction by reason of the Recipient being organized or existing under the Laws of, being a resident of, or having its principal office, any lending office or an establishment in, such jurisdiction, or (B) that are Other Connection Taxes, (ii) any withholding Taxes attributable to such Recipient’s failure to comply with Section 2.15(6); or (iii) any withholding Taxes imposed under FATCA.

Stantec Credit Agreement

“Existing Letters of Credit” means the letters of credit set out in Schedule 1.1(B).

“Existing MWH Credit Agreement” means the amended and restated credit agreement dated as of October 29, 2015 among, inter alios, MWH Global, Inc. and certain of its subsidiaries, as borrowers, Bank of America, N.A., as administrative agent, and the lenders from time to time party thereto (as amended to the Closing Date).

“Existing Stantec Credit Agreement” means the amended and restated credit agreement dated as of August 30, 2010 among, inter alios, the Borrower, as borrower, Canadian Imperial Bank of Commerce, as administrative agent, and the lenders from time to time party thereto (as amended to the Closing Date).

“Existing Swingline Loan” means any “Swingline Advance” (as such term is defined under the Existing Stantec Credit Agreement) that is outstanding on the Closing Date.

“Existing Notes” means, collectively, the Cdn.$70,000,000 of Borrower private placement notes due May 10, 2016 and the Cdn.$55,000,000 of Borrower private placement notes due May 10, 2018.

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations, as amended from time to time, including any official interpretations thereof;

(b)	any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)	any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

“Fair Market Value” means (a) with respect to any asset or group of assets (other than a marketable security) at any date, the value of the consideration obtainable in a sale of such asset at such date assuming a sale by a willing seller to a willing purchaser dealing at arm’s length and arranged in an orderly manner over a reasonable period of time having regard to the nature and characteristics of such asset, or, if such asset shall have been the subject of a relatively contemporaneous appraisal by an independent third party appraiser, the basic assumptions underlying which have not materially changed since its date, the value set out in such appraisal, and (b) with respect to any marketable security at any date, the closing sale price of such marketable security on the Business Day next preceding such date, as appearing in any published list of a securities exchange or, if there is no such closing sale price of such marketable security, the final price for the purchase of such marketable security at face value quoted on such Business Day by a financial institution of recognized standing selected by the Administrative Agent which regularly deals in securities of such type.

“Federal Funds Effective Rate” means, for any day, the per annum rate equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System of the United States of America arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Board of New York, or, if such rate is not so published for any day which is a Business

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Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States (or any successor thereto).

“Fee Letter” means the letter dated as of March 29, 2016 among Canadian Imperial Bank of Commerce, as Administrative Agent and Lead Arranger, and the Borrower relating to the payment of certain fees.

“Financial Letter of Credit” means a Letter of Credit that serves as a payment guarantee of a Credit Party’s financial obligations and is treated as a direct credit substitute for the purposes of the Capital Adequacy Guideline. For the avoidance of doubt, any Letter of Credit which serves as a guarantee of a Credit Party’s performance obligations (other than financial obligations) and is treated as a transaction-related contingency for purposes of the Capital Adequacy Guideline shall not be a Financial Letter of Credit.

“Fiscal Quarter” means any fiscal quarter of the Borrower.

“Fiscal Year” means any fiscal year of the Borrower.

“Flood Hazard Property” means any Material Real Property located within the United States that is in an area designated by the Federal Emergency Management Agency as a special flood hazard area.

“Foreign Pension Plan” means any pension plan, pension undertaking, supplemental pension, retirement savings or other retirement income plan, obligation or arrangement of any kind that is not subject to Canadian or U.S. law and that is established, maintained or contributed to by any Group Party or in respect of which any Group Party has any actual or contingent liability which, for greater certainty, includes the UK Plan.

“GAAP” means, with respect to any Person, generally accepted accounting principles in Canada as in effect from time to time with respect to such Person, including International Financial Reporting Standards.

“Governmental Authority” means the Government of Canada, any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including the Bank Committee on Banking Regulation and Supervisory Practices of the Bank of International Settlements.

“Group Parties” means, collectively, the Credit Parties and all other Subsidiaries, and “Group Party” mean any one of them.

“GSA” means the multi-party general security agreement (Alberta law) dated as of the date hereof between each Credit Party from time to time party thereto and the Administrative Agent for the benefit of the Secured Parties constituting a first-priority Lien (subject to Permitted Liens) over all present and future property (both real and personal) of each grantor, including all Equity Interests in which each grantor has any right, title or interest.

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“Guarantee” of or by any Person (in this definition, the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (in this definition, the “primary credit party”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect:

(a)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof (whether in the form of a loan, advance, stock purchase, capital contribution or otherwise);

(b)	to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof;

(c)	to maintain working capital, equity capital solvency, or any other balance sheet, income statement or other financial statement condition or liquidity of the primary credit party so as to enable the primary credit party to pay such Indebtedness or other obligation; or

(d)	as an account party in respect of any letter of credit or letter of guarantee issued to support such Indebtedness or other obligation.

The term Guarantee shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee in respect of Indebtedness shall be deemed to be an amount equal to the stated or determinable amount of the related Indebtedness (unless the Guarantee is limited by its terms to a lesser amount, in which case to the extent of such amount) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof. The amount of any other Guarantee shall be deemed to be zero unless and until the amount thereof has been (or in accordance with GAAP should be) quantified and reflected or disclosed in the Consolidated financial statements (or notes thereto)) of the guarantor.

“Guarantor” means any Person that has entered into, or acceded to, the Credit Party Guarantee, in its capacity as a guarantor. As of the time of delivery of this Agreement, the only Guarantors are the Initial Stantec Guarantors. Immediately following the Initial Acquisition, the Guarantors shall then include the Initial Target Guarantors.

“Hazardous Materials” means any substance, product, liquid, waste, pollutant, chemical, contaminant, insecticide, pesticide, gaseous or solid matter, organic or inorganic matter, fuel, micro-organism, ray, odour, radiation, energy, constituent or any other material which (a) is or becomes listed, regulated or addressed under any Environmental Laws, or (b) is, or is deemed to be, alone or in any combination, hazardous, hazardous waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination under any Environmental Laws, including asbestos, petroleum and polychlorinated biphenyls, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Laws.

“Hedge Arrangement” means any derivative transaction entered into in connection with protection against, or benefit from, fluctuation in any rate or price. For the avoidance of doubt, the entry into a Master ISDA Agreement and the schedules thereto shall not in and of themselves constitute a Hedge Arrangement, but each trade documented pursuant to a confirmation entered into thereunder shall.

Stantec Credit Agreement

“Hedge Exposure” of a Person means all obligations of such Person arising under or in connection with Hedge Arrangements; provided that:

(a)	when calculating the value of a Hedge Arrangement only the mark-to-market value (or, if any actual amount is due as a result of the termination or close-out of such Hedge Arrangement, that amount) shall be taken into account; and

(b)	the Hedge Exposure with respect to any counterparty shall be calculated on an aggregate net basis after taking into account all amounts owing by such counterparty to such Person under Hedge Arrangements.

“Hostile Acquisition” means, at any time, a proposed Acquisition by any Credit Party in circumstances in which the Target shall not have, as at such time, evidenced its agreement or agreement in principle to such Acquisition by means of (a) a definitive agreement of purchase and sale, (b) a letter of intent in respect thereof, or (c) any other document, instrument, opinion or other writing satisfactory to the Lenders, acting reasonably.

“ICE Benchmark Administration Interest Settlement Rate” means, with respect to any period, the London interbank offered rate for U.S. Dollar, Pound Sterling or euro deposits, as applicable, with maturities comparable to such period administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate).

“IRS” means the US Internal Revenue Service.

“Income Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Income Tax Expense” means, with respect to any period, the aggregate of all taxes on income of the Borrower for such period, whether current or deferred and net of any incentive or similar tax credits, determined on a Consolidated basis.

“Indebtedness” of any Person means, without duplication:

(a)	all obligations of such Person for borrowed money or with respect to deposits or advances of any kind;

(b)	all obligations of such Person evidenced by bonds, debentures, notes or similar instruments;

(c)	all obligations of such Person upon which interest charges are customarily paid;

(d)	all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person;

(e)	all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business but including VTB Debt and Vendor Earn-Out Debt);

(f)	all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed;

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(g)	all Guarantees by such Person of Indebtedness of others;

(h)	all Capital Lease Obligations of such Person;

(i)	all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit or letters of guarantee (other than documentary or trade letters of credit or guarantee issued in support of current accounts payable incurred in the ordinary course of business);

(j)	all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances;

(k)	all Hedge Exposure to the extent due and payable; and

(l)	all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value (other than for other Equity Securities) any Equity Securities of such Person, valued, in the case of redeemable Equity Securities, at the greater of voluntary or involuntary redemption price, plus accrued and unpaid dividends.

The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a partner, general partner or limited partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity.

“Indemnified Taxes” means all Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by, or on account of any obligation by, any Credit Party under any Loan Document.

“Indemnitee” has the meaning specified in Section 9.3(2).

“Initial Acquisition” means the indirect acquisition by the Borrower of all of the issued and outstanding Equity Securities of the Initial Target by way of merger pursuant to the Initial Acquisition Agreement.

“Initial Acquisition Agreement” means the agreement and plan of merger between the Borrower, Merger Sub and the Initial Target dated as of March 29, 2016 including all schedules and exhibits thereto, as amended by amendment no. 1 dated as of April 11, 2016.

“Initial Stantec Guarantors” means, collectively, the Borrower, Stantec Consulting, Ltd., Stantec Architecture Ltd., Stantec Consulting Services Inc., Stantec Geomatics Ltd., Stantec Consulting International Ltd., Stantec Technology International Inc., Stantec Holdings (Delaware) III Inc., Stantec Delaware III LLC, Stantec Delaware IV LLC, Mustang Acquisition Holdings Inc, Mustang Acquisition Inc., and Stantec Architecture Inc.

“Initial Security Documents” means the materials described in Schedule 1.1(A).

“Initial Target” means MWH Global, Inc.

“Initial Target Documents” means the materials described in Schedule 5.1(16).

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“Initial Target Guarantors” means, collectively, the Initial Target, MWH Holdings, Inc., MWH Constructors, Inc., Slayden Constructors, Inc., MWH Americas, Inc., Innovyze, Inc., Hawksley Consulting, Inc., and Harza International Development Company, LLC.

“Insolvent Defaulting Lender” means any Defaulting Lender that (a) has been adjudicated as, or determined by an Governmental Authority having regulatory authority over such Person or its assets to be, insolvent, (b) becomes the subject of an insolvency, bankruptcy, dissolution, liquidation or reorganization proceeding, or (c) becomes the subject of an appointment of a receiver, receiver and manager, monitor, trustee or liquidator under the Bank Act (Canada) or any applicable bankruptcy, insolvency or similar law now existing or hereafter enacted; provided that a Lender shall not be an Insolvent Defaulting Lender solely by virtue of the ownership or acquisition by a Governmental Authority or instrumentality thereof of any Equity Securities in such Lender or a parent company thereof.

“Intercreditor Agreement” means any agreement between the Administrative Agent and the holders of any Indebtedness providing for the subordination and postponement of such Indebtedness on terms and conditions substance satisfactory to the Required Lenders in their sole and absolute discretion.

“Interest Coverage Ratio” means, with respect to any Rolling Period, the ratio of (a) EBITDA for such Rolling Period, to (b) Interest Expense for such Rolling Period.

“Interest Expense” means, with respect to any period, the interest expense of the Borrower for such period, determined on a Consolidated basis, including any interim amount payable pursuant to a Hedge Arrangement with respect to interest rate risk.

“Interest Payment Date” means, (a) in the case of any Canadian Prime Loan or Base Rate Loan, the first Business Day of each month, and (b) in the case of a LIBO Rate Loan, the last day of each Interest Period relating to such LIBO Rate Loan, provided that if an Interest Period for any LIBO Rate Loan is of a duration exceeding 90 days, then “Interest Payment Date” shall also include each date which occurs at each 90-day interval during such Interest Period.

“Interest Period” means, with respect to a LIBO Rate Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is 30, 60 or 90 days (or, with the consent of each Lender, such other terms as may be requested by the Borrower and approved unanimously by the Lenders) thereafter, as the Borrower may elect; provided that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the immediately succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period, (c) no Interest Period shall extend beyond any date that any principal payment or prepayment is scheduled to be due unless the aggregate principal amount of (i) Canadian Prime Borrowings and Base Rate Borrowings, and (ii) B/A Borrowings and LIBO Rate Borrowings which have Interest Periods or Contract Periods which will expire on or before such date, minus the aggregate amount of any other principal payments or prepayments due during such Interest Period, is equal to or in excess of the amount of such principal payment or prepayment, and (d) no Interest Period shall extend beyond the Applicable Maturity Date. For purposes hereof, the date of a Borrowing initially shall be the date

Stantec Credit Agreement

on which such Borrowing is made and, in the case of a converted or continued Borrowing, thereafter shall be the effective date of the most recent conversion or rollover of such Borrowing.

“Investment” means, as applied to any Person (the “investor”), any direct or indirect:

(a)	purchase or other acquisition by the investor of Equity Securities of any other Person or any beneficial interest therein;

(b)	purchase or other acquisition by the investor of bonds, notes, debentures or other debt securities of any other Person or any beneficial interest therein;

(c)	loan or advance to any other Person, other than (i) advances to employees for expenses incurred in the ordinary course of business, and (ii) accounts receivable arising from sales or services rendered to such other Person in the ordinary course of the investor’s business; and

(d)	capital contribution by the investor to any other Person,

provided that an Acquisition shall not constitute an Investment.

The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment minus any amounts (i) realized upon the disposition of assets comprising an Investment (including the value of any liabilities assumed by any Person other than a Credit Party in connection with such disposition), (ii) constituting repayments of Investments that are loans or advances or (iii) constituting cash returns of principal or capital thereon (including any dividend, redemption or repurchase of equity that is accounted for, in accordance with GAAP, as a return of principal or capital).

“IRS” means the US Internal Revenue Service.

“ISP” means The International Standby Practices for standby letters of credit developed under the auspices of the Institute of International Banking Law & Practice, Inc.

“Issuing Bank” means either of Canadian Imperial Bank of Commerce, Bank of America, N.A., Canada Branch and HSBC Bank Canada, in their respective capacities as the issuer of Letters of Credit hereunder, and their successors in such capacity as provided in Section 2.19(9), and “Issuing Banks” means all of them. An Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates or branches of such Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate or branch with respect to Letters of Credit issued by such Affiliate.

“Laws” means all federal, provincial, municipal, foreign and international statutes, acts, codes, ordinances, decrees, treaties, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards or any provisions of the foregoing, including general principles of common and civil law and equity, and all policies, practices and guidelines of any Governmental Authority, in each case lawfully binding on the Person referred to in the context in which such word is used (including, in the case of tax matters, any accepted practice or application or official interpretation of any relevant taxation authority); and “Law” means any one or more of the foregoing.

Stantec Credit Agreement

“LC Disbursement” means a payment made by an Issuing Bank pursuant to a Letter of Credit.

“LC Exposure” means, at any time, the sum of (a) the Canadian $ Amount of the aggregate undrawn amount of all outstanding Letters of Credit at such time, plus (b) the Canadian $ Amount of the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of the Borrower at such time. The LC Exposure of any Revolving Credit Lender at any time shall be its Applicable Percentage of the total LC Exposure at such time.

“Lead Arranger” means Canadian Imperial Bank of Commerce in its capacity as sole lead arranger of the credit facilities provided for herein.

“Lender Affiliate” means, (a) with respect to any Lender, (i) an Affiliate of such Lender, or (ii) any Person that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and is administered or managed by a Lender or an Affiliate of such Lender, and (b) with respect to any Lender that is a fund which invests in bank loans and similar extensions of credit, any other fund that invests in bank loans and similar extensions of credit and is managed by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

“Lenders” means the Persons listed as lenders on Schedule 2.1 and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption. Unless the context otherwise requires, the term “Lenders” includes the Swingline Lender and the Issuing Banks.

“Lender Termination Date” means the first date on which:

(a)	all Commitments have expired or been terminated;

(b)	the principal of and interest on each Loan and all fees, indemnities and other amounts payable hereunder shall have been paid in full; and

(c)	all Letters of Credit shall have either (x) expired or terminated and all LC Disbursements shall have been reimbursed or (y) in the case of contingent reimbursement obligations with respect to outstanding Letters of Credit, Cover shall have been provided.

“Letter of Credit” means any standby or documentary letter of credit or letter of guarantee issued pursuant to this Agreement.

“Letter of Credit Application” means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by an Issuing Bank.

“Leverage Ratio” means, at any time, the ratio of (a) Total Indebtedness at such time to (b) EBITDA for the most recently completed Rolling Period.

“LIBO Rate Borrowing” means a Borrowing comprised of one or more LIBO Rate Loans.

“LIBO Rate” means, with respect to any LIBO Rate Loan for any Interest Period, either

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(a)	the ICE Benchmark Administration Interest Settlement Rate for the applicable currency as at 11:45 a.m. London, England time (subject to any intra-day refixing and republication) two Business Days prior to the first day of such Interest Period; or

(b)	if the rate in paragraph (a) of this definition is not available for any particular day, the interest rate per annum offered to the Administrative Agent for London interbank deposits in the applicable currency, for delivery in immediately available funds on the first day of such Interest Period, of amounts comparable to the principal amount of the LIBOR Loan to which such LIBOR Rate is to apply with maturities comparable to the Interest Period for which such LIBO Rate will apply as of approximately 11:45 a.m. (London, England time) two Business Days prior to the first day of such Interest Period, and if, in either case, that rate is less than zero, the LIBO Rate shall be deemed to be zero.

“Lien” means, (a) with respect to any asset, any mortgage, deed of trust, lien (statutory or otherwise), deemed trust, pledge, hypothec, hypothecation, encumbrance, charge, security interest, royalty interest, adverse claim, defect of title or right of set off in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease, title retention agreement or consignment agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to any asset, (c) any purchase option, call or similar right of a third party with respect to such assets, (d) any netting arrangement, defeasance arrangement or reciprocal fee arrangement, and (e) any other arrangement having the effect of providing security.

“Limited Credit Party” means each Credit Party which (a) is incorporated or otherwise organized under the laws of a jurisdiction having foreign exchange controls imposed by a Governmental Authority, including restrictions on the amount of currency that may be imported into or exported out of such jurisdiction, or (b) due to local law limitations and, in accordance with the Security Principles, is unable to provide Liens over its assets, property and undertaking satisfactory to the Administrative Agent, acting reasonably.

“Loan” means any loan made by the Lenders to the Borrower pursuant to this Agreement, and includes any B/A accepted (and any B/A Equivalent Loan advanced) by any Lender hereunder.

“Loan Documents” means this Agreement, the Security Documents, any Intercreditor Agreement, the Borrowing Requests, and the Fee Letter, together with any other document, instrument or agreement (other than participation, agency or similar agreements among the Lenders or between any Lender and any other bank or creditor with respect to any indebtedness or obligations of any Credit Party (as applicable) hereunder or thereunder) now or hereafter entered into in connection with this Agreement (excluding any document, instrument or agreement with respect to any Secured Hedge Arrangement and Secured Cash Management Services), as such documents, instruments or agreements may be amended, modified or supplemented from time to time.

“Material Acquisition” means any Acquisition (including the Initial Acquisition), the aggregate purchase price of which (including the maximum potential Vendor Earn-Out Debt), when totalled with the aggregate cost of all other Acquisitions made during the same Fiscal Year, exceeds Cdn.$350,000,000.

Stantec Credit Agreement

“Material Adverse Change” means any event, development or circumstance that has had or could in the opinion of the Required Lenders reasonably be expected to have a Material Adverse Effect.

“Material Adverse Effect” means a material adverse effect on:

(a)	the financial condition of the Credit Parties taken as a whole;

(b)	the Credit Parties’ collective ability to perform their respective material obligations under the Loan Documents;

(c)	the validity or enforceability of a material provision of any of the Loan Documents, the priority of the Liens created thereby, or the rights and remedies of the Administrative Agent and the Lenders thereunder; or

(d)	the property, business, operations, assets or liabilities of the Credit Parties taken as a whole.

“Material Indebtedness” means any Indebtedness (other than the Loans) of any one or more Credit Parties in an aggregate principal amount exceeding Cdn.$25,000,000.

“Material Real Property” means, at any time, any parcel of real property owned in fee by a Credit Party that:

(a)	has a book value of more than Cdn.$1,000,000; and

(b)	is not in the process of being sold;

in each case as at such time.

“Merger Sub” means Mustang Acquisition Inc., a Delaware corporation.

“Moody’s” means Moody’s Investors Service, Inc.

“Multiemployer Plan” means any multiemployer plan as defined in Section 4001(a)(3) of ERISA, which is contributed to by (or to which there is an obligation to contribute of) a Credit Party or an ERISA Affiliate, and each such plan for the five-year period immediately following the latest date on which a Credit Party or an ERISA Affiliate contributed to or had an obligation to contribute to such plan.

“Net Income” means, with respect to any period, the net income of the Borrower for such period, determined on a Consolidated basis.

“Net Proceeds” means, with respect to any Asset Disposition, the gross amount of cash proceeds received by any Credit Party from such Asset Disposition, including proceeds of any insurance policies received by any Credit Party in connection with such Asset Disposition and amounts received by any Credit Party pursuant to any expropriation proceeding or condemnation proceeding in connection with such Asset Disposition, including any cash received in respect of non-cash proceeds (including any cash payments received by way of deferred payment of principal pursuant to a note or instalment receivable or purchase price adjustment receivable or otherwise, but excluding any interest payments), but only as and when received, minus the sum of

Stantec Credit Agreement

(a) the amount, if any, of all Taxes paid or payable by any Credit Party directly resulting from such Asset Disposition (including the amount, if any, estimated by the Borrower in good faith at the time of such Asset Disposition for Taxes payable by any Credit Party on or measured by net income or gain resulting from such Asset Disposition) assuming the application of any Tax losses or credits available (or to be available) to any Credit Party at the time such Taxes are payable that are not used to offset other income or gains), and (b) the reasonable out-of-pocket costs and expenses incurred by any Credit Party in connection with such Asset Disposition (including reasonable brokerage fees paid to a Person other than an Affiliate of any Credit Party, but excluding any fees or expenses paid to an Affiliate of any Credit Party).

“Non-Consenting Lender” means a Lender that has not provided its consent to a waiver of, or amendment to, any provision of the Loan Documents where requested to do so by the Borrower or the Administrative Agent if (a) such waiver or amendment requires the consent of all the Lenders, and (b) the Required Lenders have consented to such waiver or amendment.

“Non-Credit Party Subsidiaries” means, at any time, all Subsidiaries that are not Credit Parties as at such time.

“Non-Credit Party Support” means any Guarantee by a Credit Party of Indebtedness of a Non-Credit Party Subsidiary if such Indebtedness is permitted under this Agreement.

“Non-Financial Letter of Credit” means any Letter of Credit other than a Financial Letter of Credit.

“Non-Party Beneficiary” means any Secured Party or Indemnitee that is not a Party.

“Operating Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are not Capital Lease Obligations.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between the Recipient and the jurisdiction imposing such Tax (other than connections arising from the Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any transaction pursuant to, or enforced its rights under, or sold or assigned an interest in, any Loan or Loan Document).

“Participant” has the meaning set out in Section 9.4(5).

“Party” means a party to this Agreement, and reference to a Party includes its successors and permitted assigns and “Parties” means every Party.

“Payment Office” means the branch of the Administrative Agent located at Main Branch, Commerce Court, Toronto, Ontario, or such other branch or office of the Administrative Agent as the Administrative Agent may, from time to time, advise the Borrower in writing.

“Payroll Account” means any deposit account used exclusively for payroll, payroll taxes and other employee wage and benefit payments.

“PBGC” means the U.S. Pension Benefit Guaranty Corporation.

Stantec Credit Agreement

“Permitted Acquisition” means any Acquisition by any Group Party:

(a)	where no Default or Event of Default has occurred and is continuing or would be caused thereby;

(b)	which is of a Person carrying on a business which is the same as or related to the business carried on by any Group Party (or if an asset Acquisition, is of assets used or useful in a business which is the same as or related to the business carried on by any Group Party);

(c)	subject to the Security Principles, in respect of which the Lenders will have:

(i)	a first-priority Lien (subject only to Permitted Liens) over the assets to be acquired; and

(ii)	if such Acquisition is an Acquisition of Equity Securities of any Person, a full recourse guarantee (by way of accession to the Credit Party Guarantee) from, and a first-priority Lien (subject only to Permitted Liens) over the assets of, such Person and its subsidiaries;

(d)	which, if such Acquisition is an Acquisition of Equity Securities of any Person, such acquiring Person acquires not less than 100% of the Equity Securities of such Person; and

(e)	the aggregate purchase price of which (including the maximum potential amount of any Vendor Earn-Out Debt), when totalled with the aggregate purchase price of all other Acquisitions made during the same Fiscal Year, does not exceed Cdn.$400,000,000;

provided that, notwithstanding the foregoing:

(f)	Acquisitions that do not comply with clause (d), the aggregate purchase price of which (including the maximum potential amount of any Vendor Earn-Out Debt), when totalled with the aggregate purchase price of all other such Acquisitions made during the same Fiscal Year, do not exceed Cdn.$50,000,000, shall be Permitted Acquisitions;

(g)	the Initial Acquisition shall be a Permitted Acquisition and shall not be counted toward any calculation made in respect of clauses (e) and (f) of this definition; and

(h)	if the Borrower wishes to utilize, whether directly or indirectly, Borrowings to facilitate, assist or participate in a Hostile Acquisition by any Group Party or any Affiliate thereof:

(i)	at least 10 Banking Days prior to the delivery to the Administrative Agent of a Borrowing Request made in connection with a Hostile Acquisition, a Responsible Officer of the Borrower will notify the Administrative Agent in writing (who will then notify the Lenders) of the particulars of the Hostile Acquisition in sufficient detail to enable each Lender to determine, in each Lender’s sole discretion, whether it will permit a Loan from it to be utilized for such Hostile Acquisition;

(j)

if a Lender decides not to fund a Borrowing to be utilized for such Hostile Acquisition, then upon such Lender so notifying the Administrative Agent (who will then notify the Borrower), such Lender will have no obligation to fund such

Stantec Credit Agreement

Borrowing notwithstanding any other provision of this Agreement to the contrary; and

(k)	each Lender will use reasonable commercial efforts to notify the Administrative Agent as soon as practicable (and in any event within 5 Banking Days of receipt of the particulars thereof from the Administrative Agent) of its decision whether or not to fund such proposed Hostile Acquisition.

“Permitted Credit Party Investments” means an Investment by a Credit Party in any other Credit Party (other than a Limited Credit Party).

“Permitted Hedge Payment” means any payment under or in connection with any Secured Hedge Arrangement made when no Event of Default has occurred and is continuing; provided that:

(a)	the payment of any Early Termination Amount (as defined in the applicable Master ISDA Agreement); or

(b)	any other payment of a similar nature or economic effect, whether voluntary or mandatory;

shall cease to be a Permitted Hedge Payment if an Event of Default shall occur within 3 months after the time of such payment, such that it shall become subject to the sharing provisions of Section 2.16(4).

“Permitted Liens” means:

(a)	Liens in favour of the Administrative Agent for the benefit of the Secured Parties as security for the Secured Liabilities;

(b)	Purchase Money Liens securing Indebtedness to the extent permitted by Section 6.1(1)(f) and Liens to secure Capital Lease Obligations to the extent permitted by Section 6.1(1)(f);

(c)	Liens imposed by any Governmental Authority for Taxes not yet due and delinquent or which are being contested in good faith and by appropriate proceedings in compliance with Section 5.1(3), and, during such period during which such Liens are being so contested, such Liens shall not be executed on or enforced against any of the assets of any Group Party, provided that such Group Party shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by auditors;

(d)	carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction and other like Liens arising by operation of applicable Law, arising in the ordinary course of business and securing amounts (i) which are not overdue for a period of more than 30 days, or (ii) which are being contested in good faith and by appropriate proceedings and, during such period during which amounts are being so contested, such Liens shall not be executed on or enforced against any of the assets of any Group Party, provided that such Group Party shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by auditors;

Stantec Credit Agreement

(e)	undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable Law or of which written notice has not been duly given in accordance with applicable Law or which although filed or registered, relate to obligations not due or delinquent, including without limitation statutory Liens incurred, or pledges or deposits made, under worker’s compensation, pension, employment insurance and other social security legislation;

(f)	servitudes, easements, rights-of-way, restrictions and other similar encumbrances on real property imposed by applicable Law or incurred in the ordinary course of business and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of any Group Party;

(g)	Liens of or resulting from any judgment or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the applicable Group Party be prosecuting an appeal or proceeding for review in good faith and by appropriate proceedings and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;

(h)	the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or permits, which affect any land, to terminate the leases, licenses, franchises, grants or permits or to require annual or other periodic payments as a condition of the continuance thereof;

(i)	securities to public utilities or to any municipalities or Governmental Authorities or other public authority when required by the utility, municipality or Governmental Authorities or other public authority in connection with the supply of services or utilities to the Group Parties;

(j)	Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided that such Liens or covenants do not materially and adversely affect the use of the lands by any Group Party;

(k)	pledges, bonds, surety bonds, guarantees or deposits to secure performance of (i) bids, tenders, contracts (other than contracts for the payment of money), together with any Lien in favour of a surety over the underlying contract under which such performance is owed; or (ii) leases of real property, in each case to which a Group Party is a party;

(l)	statutory Liens incurred or pledges or deposits made in favour of a Governmental Authority to secure the performance of obligations of any Group Party under Environmental Laws to which any assets of such Group Party are subject;

(m)	customary rights of set-off or combination of accounts in favour of a financial institution with respect to deposits maintained by it;

Stantec Credit Agreement

(n)	Liens granted by any Group Party to a landlord to secure the payment of arrears of rent in respect of leased properties in the Province of Quebec leased from such landlord, provided that such Lien is limited to the assets located at or about such leased properties;

(o)	[intentionally deleted];

(p)	Liens existing on any property or asset prior to the acquisition thereof by any Group Party or existing on any property or asset of any Person that becomes a Group Party after the date hereof prior to the time such Person becomes a Group Party, provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Group Party, as the case may be, (ii) such Lien shall not apply to any other property or assets of any Group Party, and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Group Party, as the case may be;

(q)	pari passu Liens securing the Permitted Notes;

(r)	Liens securing Indebtedness to the extent permitted by Sections 6.1(1)(c), (d) and (l);

(s)	Liens on advance cash payments made by customers for the acquisition of goods and/or services from or through the Group Parties to secure third-party financing to such customers of such acquisitions;

(t)	any interest or title of a licensor or sublicensor with respect to any assets under any license entered into in the ordinary course of business;

(u)	Liens on insurance policies of any Group Party and the proceeds thereof securing the financing of the premiums with respect to such insurance policies;

(v)	Liens of a collecting bank arising in the ordinary course of business under Section 4-210 of the Uniform Commercial Code as in effect in the relevant jurisdiction, and (ii) Liens arising under Article 24 of the general terms and conditions (Algemene Bank Voorwaarden) of any member of the Dutch Banker’s Association (Nederlandse Vereniging van Banken) or any similar term applied by a financial institution in the Netherlands pursuant to its general terms and conditions;

(w)	reservations in any original grants from the Crown of any land or interest therein, statutory exceptions to title and reservations of mineral rights (including coal, oil and natural gas) in any grants from the Crown or from any other predecessors in title;

(x)	Liens on accounts receivable and contracts and instruments related thereto arising solely in connection with the sale of such accounts receivable and, to the extent constituting Indebtedness of any Group Party, so long as such Indebtedness is permitted by Section 6.1(1); and

(y)	any extension, renewal or replacement of any of the foregoing.

provided, however, that the Liens permitted hereunder shall not be extended to cover any additional Indebtedness of the Group Parties or their property (other than a substitution of like property), except Liens in respect of Capital Lease Obligations and Purchase Money Liens as permitted by clause (b) of this definition. For the avoidance of doubt, the interest of a lessor in

Stantec Credit Agreement

property subject to a lease under which Operating Lease Obligations arise shall not constitute a Lien.

“Permitted Notes” means a note offering (or offerings) of up to an aggregate principal amount of Cdn.$250,000,000 and having the following terms:

(a)	at the time of incurence thereof, no Default or Event of Default has occurred and is continuing;

(b)	no such consolidated debt is scheduled to be repaid (except if it is accelerated upon any Event of Default) within the first three years of the issuance thereof;

(c)	the obligations rank pari passu with the Secured Liabilities;

(d)	no Person guarantees or is otherwise obligated for such notes except for a Credit Party that has executed and delivered the Credit Party Guarantee to the Administrative Agent for the benefit of the Secured Parties;

(e)	the financial covenants granted pursuant to such obligations are no more onerous than the financial covenants contained hereunder;

(f)	an intercreditor agreement is entered into, in form an substance satisfactory to the Administrative Agent, acting reasonably, as between the rights of the holders of the Permitted Notes and the Secured Parties; and

(g)	the net proceeds are, in the Borrower’s discretion, used (i) to repay the Credits, or (ii) for working capital or general corporate purposes including Permitted Acquisitions.

For the avoidance of doubt, the Existing Notes shall constitute Permitted Notes.

“Person” includes any natural person, corporation, company, limited liability company, trust, joint venture, association, incorporated organization, partnership, Governmental Authority or other entity.

“Post-Closing Requirements” has the meaning set out in Section 5.1(8).

“Pound Sterling” means the official currency of the United Kingdom of Great Britain and Norther Ireland.

“Purchase Money Lien” means a Lien taken or reserved in personal property to secure payment of all or part of its purchase price (or to secure financing to fund such purchase price), provided that such Lien (a) secures an amount not exceeding the lesser of the purchase price of such personal property and the Fair Market Value of such personal property at the time such Lien is taken or reserved, (b) extends only to such personal property and its proceeds, and (c) is granted prior to or within 30 days after the purchase of such personal property.

“Quarterly Date” means each of the last day of each of March, June, September, and December in each calendar year.

“Receivables” means the indebtedness and payment obligations of any Person to any Credit Party or acquired by any Credit Party (including obligations constituting an account or general

Stantec Credit Agreement

intangible or evidenced by a note, instrument, contract, security agreement, chattel paper or other evidence of indebtedness or security) arising from a sale of merchandise or the provision of services by such Credit Party or the Person from which such indebtedness and payment obligation were acquired by such Credit Party, including (a) any right to payment for goods sold or for services rendered and (b) the right to payment of any interest, sales taxes, finance charges, returned check or late charges and other obligations of such Person with respect thereto.

“Recipients” means, collectively, the Administrative Agent, each Lender, each Issuing Bank and any other Person who receives or is entitled to receive any payment made, or to be made, by, or on account of any obligation of, any Credit Party under any Loan Document, and “Recipient” means any one of them.

“Register” has the meaning set out in Section 9.4(3).

“Regulation U” or “Regulation X” means Regulation U or X, as the case may be, of the Federal Reserve Board, as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Reimbursement Obligations” means, at any date, the obligations of the Borrower then outstanding in respect of the Letters of Credit to reimburse the Administrative Agent for the account of the Issuing Banks for the amount paid by the Issuing Banks in respect of any drawings under the Letters of Credit.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

“Related Non-Party Beneficiaries” means, with respect to any Party, (i) any Lender Affiliate with respect to such Party, (ii) any other Related Party with respect to such Party, and (iii) any assignee of the Persons identified in (i) or (ii).

“Release” is to be broadly interpreted and shall include a discharge, deposit, spill, leak, pumping, pouring, emission, emptying, injection, escape, leaching, seepage or disposal of a Hazardous Materials which is in breach of any Environmental Laws.

“Relevant Agent” means, with respect to a Group Party, any agent of such Group Party that will act in any capacity in connection with, or benefit from, the Credits.

“Required Lenders” means, at any time, Lenders having Revolving Credit Exposures, Term Credit Exposures and unused and uncancelled Commitments representing at least 66 2⁄3% of the sum of the total Revolving Credit Exposures, Term Credit Exposures and unused and uncancelled Commitments at such time; provided that (a) from and after the Lender Termination Date, “Required Lenders” means Secured Hedge Counterparties and Secured Cash Management Providers holding Secured Hedge Obligations and Secured Cash Management Obligations representing at least 66 2⁄3% of the sum of all Secured Hedge Obligations and Secured Cash Management Obligations, and (b) if there are only two Lenders having Revolving Credit Exposures, Term Credit Exposures and unused and uncancelled Commitments at such time, “Required Lenders” shall mean both such Lenders.

“Responsible Officer” means, with respect to any Person, the chairman, the president, any vice president, the chief executive officer, the chief operating officer or chief business officer, and, in

Stantec Credit Agreement

respect of financial or accounting matters, any chief financial officer, principal accounting officer, treasurer or controller of such Person.

“Restricted Payment” means, with respect to any Person, any payment by such Person (whether in cash or in kind, and whether by way of actual payment, set-off, counterclaim or otherwise):

(a)	of any dividend, distribution or return of capital with respect to its Equity Securities;

(b)	on account of the purchase, redemption, retirement or other acquisition of any of its Equity Securities or any warrants, options or similar rights with respect to its Equity Securities;

(c)	of any principal of or interest or premium on any Indebtedness of such Person ranking in right of payment subordinate to any liability of such Person under the Loan Documents (including any Subordinated Indebtedness);

(d)	of any principal of or interest or premium on any Indebtedness of such Person to a holder of Equity Securities of such Person or to an Affiliate of a holder of Equity Securities of such Person;

(e)	of any management, consulting or similar fee or any bonus payment or comparable payment, or by way of gift or other gratuity, to

(i)	any director or officer of such Person (but excluding ordinary course wages, bonuses and payments made in connection with long-term incentive plans, in each case paid in the ordinary course of business and consistent with past practice);

(ii)	any Affiliate of such Person or director or officer thereof; and

(f)	for the purpose of setting apart any property for a sinking, defeasance or other analogous fund for any of the payments referenced above.

“Reuters Screen CDOR Page” means the display designated as page “CDOR” on the Reuters Monitor Money Rates Service (or such other page which replaces the CDOR page on that service) for purposes of displaying Canadian dollar bankers’ acceptance rates.

“Revolving Credit” means the Cdn.$800,000,000 revolving credit facility established pursuant to the Revolving Credit Commitments of the Revolving Credit Lenders.

“Revolving Credit Commitment” has the meaning set out in Section 2.1(1).

“Revolving Credit Exposure” means, with respect to any Lender at any time, the sum of (a) the Canadian $ Amount of the outstanding principal amount of such Lender’s Revolving Loans at such time, and (b) such Lender’s LC Exposure at such time.

“Revolving Credit Lender” means any Lender having a Revolving Credit Commitment hereunder or a Revolving Loan outstanding hereunder.

“Revolving Credit Maturity Date” means the fourth anniversary of the Closing Date (or, if such fourth anniversary is not a Business Day, the next Business Day thereafter).

Stantec Credit Agreement

“Revolving Loan” has the meaning set out in Section 2.1(1).

“Rolling Period” means each Fiscal Quarter taken together with the three immediately preceding Fiscal Quarters.

“S&P” means Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc.

“Sanctions” means, at any time, economic or financial sanctions or trade embargoes imposed, administered or enforced by:

(i)	the Office of Foreign Assets Control of the U.S. Department of Treasury;

(ii)	the U.S. Department of State;

(iii)	the U.S. Department of Commerce; or

(iv)	any other Governmental Authority that are applicable to any Party at such time.

“Sanctioned Person” means, at any time, any Person with whom any Party is prohibited or restricted from transacting or otherwise dealing under any Sanction, whether by reason of designation under such Sanction or otherwise.

“Secured Cash Management Obligations” means all indebtedness arising under or in connection with any Secured Cash Management Services.

“Secured Cash Management Provider” means any Lender or Lender Affiliate in its capacity as a provider of Cash Management Services. For the avoidance of doubt, a Person that ceases to be a Lender (other than upon a Lender Termination Date) shall cease to be a Secured Cash Management Provider.

“Secured Cash Management Service” means any Cash Management Service provided by a Secured Cash Management Provider to a Group Party.

“Secured Financial Product Collateralization” means either (a) providing cash collateral (pursuant to documentation reasonably satisfactory to Administrative Agent) to be held by Administrative Agent for the benefit of providers of the Secured Cash Management Services and Secured Hedge Counterparties in an amount equal to 103% of the then existing Secured Cash Management Obligations and Secured Hedge Obligations (after taking into account all amounts owed by the counterparty to such Person in accordance with normal market practices (using the mark-to-market method whenever applicable)) or (b) providing Administrative Agent with a standby letter of credit, in form and substance reasonably satisfactory to Administrative Agent, from a commercial bank reasonably acceptable to Administrative Agent in an amount equal to 103% of the then existing Secured Cash Management Obligations and Secured Hedge Obligations (after taking into account all amounts owed by the counterparty to such Person in accordance with normal market practices (using the mark-to-market method whenever applicable)).

“Secured Hedge Arrangement” means any Hedge Arrangement between a Credit Party and Person that is a Lender or Lender Affiliate at the time such Hedge Arrangement is entered into. For the avoidance of doubt, (i) any Hedge Arrangement entered into by a Credit Party with a

Stantec Credit Agreement

Person after such Person ceases to be a Lender or Lender Affiliate shall not be a Secured Hedge Arrangement, and (ii) as at the Closing Date there are no outstanding Hedge Arrangements between any Credit Party and a Lender or Lender Affiliate.

“Secured Hedge Counterparty” means any Person party to Secured Hedge Arrangement other than a Credit Party, in such Person’s capacity as a party thereto. For the avoidance of doubt, (i) a Person shall remain a Secured Hedge Counterparty with respect to a Secured Hedge Arrangement if it ceases to be a Lender or a Lender Affiliate, and (ii) such Secured Hedge Arrangement shall continue to have the benefit of the Security.

“Secured Hedge Obligations” means all Hedge Exposure arising under or in connection with Secured Hedge Arrangements; provided that amounts owing to or from a Person under Hedge Arrangements that are not Secured Hedge Arrangements shall not be taken into account in calculating Secured Hedge Obligations.

“Secured Liabilities” means all present and future indebtedness, liabilities and obligations of any and every kind, nature and description (whether direct or indirect, joint or several, absolute or contingent, mature or unmatured) of the Group Parties to the Secured Parties under, in connection with or with respect to the Loan Documents, the Secured Cash Management Services or the Secured Hedge Arrangements, and any unpaid balance thereof.

“Secured Parties” means the Administrative Agent, the Lenders, the Secured Hedge Counterparties and the Secured Cash Management Providers.

“Security Documents” means the agreements or instruments described or referred to in Schedule 1.1(A), Section 5.1(11), Section 5.1(16) (including, to the extent such Section describes an amendment, the agreement or instrument amended thereby) and any and all other agreements or instruments now or hereafter executed and delivered by any Credit Party as security (including by way of guarantee) for the payment or performance of all or part of the Secured Liabilities, as any of the foregoing may have been, or may hereafter be, amended, modified or supplemented.

“Security Principles” means the security principles set out in Schedule 5.1(11).

“Share Redemption Indebtedness” means unsecured indebtedness of the Initial Target under promissory notes issued by it prior to the Closing Date to Persons as payment for the redemption of their Equity Securities. As at the Closing Date the outstanding principal amount of Share Redemption Indebtedness is [Redacted].

“Stantec Structured Entity” means Stantec Architecture Ltd., Stantec Geomatics Ltd. and any other Structured Entity of the Borrower or any of its Subsidiaries in respect of which the Borrower or such Subsidiary is entitled to all or substantially all of the net income of such Structured Entity and the “special purposes entities” of a Person within the meaning of International Financial Reporting Standards.

“Solvency Certificate” means a certificate of the Borrower in the form attached hereto as Exhibit E, signed by the Chief Financial Officer of the Borrower.

“Solvent” and “Solvency” mean, with respect to any U.S. Credit Party on a particular date, that on such date (a) the value of the property of such U.S. Credit Party (at each of present and present fair and present fair saleable value) is greater than the total amount of liabilities, including, without limitation, contingent and unliquidated liabilities, of such U.S. Credit Party as such

Stantec Credit Agreement

liabilities mature, (b) such U.S. Credit Party does not intend to, and does not believe that it will, incur debts or liabilities beyond such person’s ability to pay such debts and liabilities as they mature and (c) such U.S. Credit Party is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such person’s property would constitute an unreasonably small capital. The amount of contingent and unliquidated liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Specified Representations” means the representations and warranties set out in Sections 3.1(1), (2) (as it pertains to the Loan Documents only), (4), (24) (last sentence only), (25) or (27).

“Sterling LIBO Rate Loan” means a Loan denominated in Pounds Sterling which bears interest at a rate based upon the LIBO Rate with respect to such currency.

“Structured Entity” means the “variable interest entities” of a Person with the meaning of the securities laws of the United States of America or GAAP.

“Subordinated Indebtedness” means unsecured Indebtedness of any Credit Party that is subject to an Intercreditor Agreement.

“subsidiary” means, with respect to any Person (the “parent”) at any date, any other Person (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

“Subsidiary” means any subsidiary of the Borrower plus, to the extent not otherwise included, any Stantec Structured Entity.

“Swap Obligation” means any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Swingline Accounts” means the Canadian Dollar and U.S. Dollar bank accounts maintained by the Administrative Agent in the name of the Borrower and designated as such by the Administrative Agent.

“Swingline Commitment” has the meaning set out in Section 2.20(1). For the avoidance of doubt, the Swingline Commitment comprises part of, and is not in addition to, the Commitment of the applicable Revolving Credit Lender.

“Swingline Exposure” means, at any time, the Canadian $ Amount of the aggregate principal amount of all Swingline Loans outstanding at such time.

“Swingline Lender” means Canadian Imperial Bank of Commerce, in its capacity as lender of Swingline Loans hereunder.

“Swingline Loan” has the meaning set out in Section 2.20.

Stantec Credit Agreement

“Target” means, with respect to any Acquisition, the Person whose shares or assets (or both) are proposed to be acquired.

“Taxes” means (i) all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, harmonized sales, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, employment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, (ii) any liability under or with respect to FATCA, and (iii) any interest, fines and penalties on or with respect to any amount referred to in (i) or (ii), imposed by any Governmental Authority (including federal, state, provincial, municipal and foreign Governmental Authorities), and whether disputed or not.

“Term Credit” means the Cdn.$300,000,000 and U.S.$116,700,000 term credit facility established pursuant to the Term Credit Commitments of the Term Credit Lenders.

“Term Credit Commitment” has the meaning set out in Section 2.1(2).

“Term Credit Exposure” means, with respect to any Lender at any time, the Canadian $ Amount of the outstanding principal amount of such Lender’s Term Loans at such time.

“Term Credit Lender” means any Lender having a Term Credit Commitment hereunder or a Term Loan outstanding hereunder.

“Term Credit (Tranche A)” means the Cdn.$150,000,000 sub-facility of the Term Credit with tenor based upon the Term Credit (Tranche A) Maturity Date.

“Term Credit (Tranche A) Maturity Date” means the second anniversary of the Closing Date (or, if such second anniversary is not a Business Day, the next Business Day thereafter).

“Term Credit (Tranche B)” means the Cdn.$150,000,000 sub-facility of the Term Credit with tenor based upon the Term Credit (Tranche B) Maturity Date.

“Term Credit (Tranche B) Maturity Date” means the third anniversary of the Closing Date (or, if such third anniversary is not a Business Day, the next Business Day thereafter).

“Term Credit (Tranche C)” means the US$116,700,000 sub-facility of the Term Credit with tenor based upon the Term Credit (Tranche C) Maturity Date.

“Term Credit (Tranche C) Maturity Date” means the fourth anniversary of the Closing Date (or, if such fourth anniversary is not a Business Day, the next Business Day thereafter).

“Termination Date” means the first date on which:

(a)	the Lender Termination Date shall have occurred;

(b)	subject to clause (d)(ii) below, in the case of Secured Cash Management Obligations and Secured Hedge Obligations, Secured Financial Product Collateralization shall have been provided,

Stantec Credit Agreement

(c)	the Administrative Agent shall have received cash collateral in order to secure any other contingent Secured Liabilities for which a claim or demand for payment has been made on or prior to such time or in respect of matters or circumstances known to Administrative Agent or a Lender at such time that are reasonably expected to result in any loss, cost, damage, or expense (including legal fees and expenses), such cash collateral to be in such amount as Administrative Agent reasonably determines is appropriate to secure such contingent Secured Liabilities; and

(d)	the payment or repayment in full in immediately available funds of all other outstanding Secured Liabilities (including the payment of any termination amount then applicable (or which would or could become applicable as a result of the repayment of the other Secured Liabilities) under Secured Hedge Arrangements) other than (i) unasserted contingent indemnification Secured Liabilities, and (ii) any Secured Cash Management Obligations and Secured Hedge Obligations, that, at such time, are allowed by the provider to remain outstanding without being required to be repaid or collateralized under Secured Financial Product Collateralization.

“Term Loan” has the meaning set out in Section 2.1(2).

“Term Loan (Tranche A)” means any Term Loan made under the Term Credit (Tranche A).

“Term Loan (Tranche B)” means any Term Loan made under the Term Credit (Tranche B).

“Term Loan (Tranche C)” means any Term Loan made under the Term Credit (Tranche C).

“Total Indebtedness” means, at any time, the aggregate amount of Indebtedness of the Borrower at such time, determined on a Consolidated basis.

“Transactions” means the execution, delivery and performance by the Credit Parties of the Loan Documents, the borrowing of Loans and the use of the proceeds thereof, and the issuance of Letters of Credit, and the Initial Acquisition.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Canadian Prime Rate, the Base Rate, the LIBO Rate, or the CDOR Rate or whether such Borrowing takes the form of a Letter of Credit.

“UCP” means, with respect to any Letter of Credit, the Uniform Customs and Practice for Documentary Credits, International Chamber of Commerce (“ICC”) Publication No. 600 (or such later version thereof as may be in effect at the time of issuance).

“UK Plan” means the MWH UK Limited Pension & Life Assurance Plan established on February 1, 1948 and governed by a definitive trust deed and rules dated December 18, 2008.

“Unfunded Pension Liability” of any US Plan shall mean the amount, if any, by which the value of the accumulated plan benefits under the US Plan, determined on a plan termination basis in accordance with actuarial assumptions at such time consistent with those prescribed by the PBGC for purposes of Section 4044 of ERISA, exceeds the fair market value of all plan assets allocable to such liabilities under Title IV of ERISA (excluding any accrued but unpaid contributions).

Stantec Credit Agreement

“Unperfected US Deposit Accounts” means, at any time, deposit accounts maintained with financial institutions located in the United States of America (other than Payroll Accounts) that (i) are not subject to a deposit account control agreement in favour of the Administrative Agent at such time, or (ii) not maintained with the Administrative Agent or a designated sub-agent of the Administrative Agent.

“U.S.” and “United States” means the United States of America, its territories and possessions.

“U.S. Bankruptcy Law” means the United States Bankruptcy Code of 1978 (Title 11 of the United States Code), any other United States federal or state bankruptcy, insolvency or similar law.

“U.S. Credit Party” means any Credit Party that is incorporated or organized under the laws of the United States of America, any state or territory thereof or the District of Columbia.

“U.S. Dollars” and “U.S.$” refer to lawful money of the United States of America.

“U.S.$ Equivalent” means, on any day, the amount of U.S. Dollars that the Administrative Agent could purchase, in accordance with its normal practice, with a specified amount of Canadian Dollars based on the Bank of Canada noon spot rate on such day.

“US” means the United States of America.

“USD LIBO Rate Loan” means a Loan denominated in U.S. Dollars which bears interest at a rate based upon the LIBO Rate with respect to such currency.

“U.S. Mortgage Requirements” means, with respect to any Material Real Property located in the United States, the requirement that:

(a)	the Administrative Agent shall have received each Security Document required to create a Lien on such Material Real Property pursuant to Section 5.1(11);

(b)	the Administrative Agent shall have received copies of insurance policies, declaration pages, certificates, and endorsements of insurance or insurance binders evidencing liability, casualty, property, terrorism and business interruption insurance meeting the requirements set forth herein or in the Security Documents or as reasonably required by the Administrative Agent; and

(c)

the Administrative Agent shall have received a completed “Life-of Loan” Federal Emergency Management Agency Standard Flood Hazard Determination Form with respect to each such Material Real Property and, if such Material Real Property is a Flood Hazard Property, the Administrative Agent shall have received the following: (i) the applicable Credit Party’s written acknowledgment of receipt of written notification from the Administrative Agent (A) as to the fact that such Material Real Property is a Flood Hazard Property, (B) as to whether the community in which each such Flood Hazard Property is located is participating in the National Flood Insurance Program and (C) such other flood hazard determination forms, notices and confirmations thereof as reasonably requested by the Administrative Agent and (ii) if flood insurance is available in the community in which the Flood Hazard Property is located, a copy of the flood insurance policy, the applicable Credit Party’s application for a flood insurance policy plus proof of premium payment, a declaration page confirming that flood insurance has been issued, or

Stantec Credit Agreement

such other evidence of flood insurance satisfactory to the Administrative Agent and each affected Lender and naming the Administrative Agent as loss payee on behalf of the Lenders. All flood hazard insurance policies required hereunder shall have been obtained and remain in full force and effect, and the premiums thereon have been paid in full.

“US Plan” shall mean an “employee benefit plan” as defined in Section 3 of ERISA (other than a Multiemployer Plan) maintained or contributed to by a Credit Party or any ERISA Affiliate or to which a Credit Party or an ERISA Affiliate has an obligation to contribute, and such plan which a Credit Party or an ERISA Affiliate is deemed under Section 4069 of ERISA to have maintained or contributed to or to have had an obligation to contribute to, or otherwise to have liability with respect to.

“USA Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 of the United States.

“Voting Securities” means Equity Securities carrying voting rights under all circumstances: provided that, for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of an event will not be considered Voting Securities, whether or not such event will have occurred, nor will any securities be deemed to cease to be Voting Securities solely by reason of a right to vote accruing to securities of another class or classes by reason of the happening of such event.

“Vendor Earn-Out Debt” means Indebtedness incurred by any Group Party in the form of earn outs and/or agreements providing for indemnification, adjustment of purchase price or similar obligations (including Indebtedness consisting of the deferred purchase price of property acquired in a Permitted Acquisition, to the extent and only to the extent, such deferred payments are due less than two years after the closing of such Permitted Acquisition), or from guarantees or letters of credit, surety bonds or performance bonds securing the performance of such Group Party pursuant to such agreements, in connection with Permitted Acquisitions; provided that:

(a)	the covenants contained in any such Indebtedness are no more restrictive than the covenants contained herein;

(b)	such Indebtedness accrues interest at a rate determined in good faith by the board of directors of the Borrower to be a market rate of interest for such Indebtedness at the time of issuance thereof; and

(c)	such Indebtedness is unsecured.

Notwithstanding the treatment under GAAP, (i) no Vendor Earn-Out Debt will be included as Total Indebtedness in the calculation of Leverage Ratio until the amount of the payment for such Vendor Earn-Out Debt has been determined and becomes payable in a fixed amount and (ii) to the extent that any Vendor Earn-Out Debt is included in the calculation of the Leverage Ratio, then for purposes of such calculation, any portion of such Vendor Earn-Out Debt that is payable in Equity Securities (which for greater certainty shall not include Equity Securities of any Group Party other than the Borrower) shall be excluded from the amount of Total Indebtedness.

“VTB Debt” means Indebtedness incurred by any Group Party in the form of take back or seller notes or debt and/or agreements providing for indemnification, adjustment of purchase price or similar obligations (but excluding Vendor Earn-Out Debt), or from guarantees or letters of credit,

Stantec Credit Agreement

surety bonds or performance bonds securing the performance of such Group Party pursuant to such agreements, in connection with Permitted Acquisitions; provided that:

(a)	the covenants contained in any such Indebtedness are no more restrictive than the covenants contained herein;

(b)	such Indebtedness accrues interest at a rate determined in good faith by the board of directors of the Borrower to be a market rate of interest for such Indebtedness at the time of issuance thereof; and

(c)	such Indebtedness is unsecured.

“Wholly-Owned Subsidiary” of a Person means any subsidiary of such Person of which securities (except for directors’ qualifying shares) or other ownership interests representing 100% of the equity or 100% of the ordinary voting power or 100% of the general partnership or membership interests are, at the time any determination is being made, owned, controlled or held by such Person or one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ER1SA.

“WURA” means Winding Up and Restructuring Act (Canada).

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described EU Bail-In Legislation Schedule.

1.2	Classification of Loans and Borrowings.

For purposes of this Agreement, Loans may be classified and referred to by class (e.g., a “Revolving Loan”) or by Type (e.g., a “USD LIBO Rate Loan”) or by class and Type (e.g., a “LIBO Revolving Loan”). Borrowings also may be classified and referred to by class (e.g., a “Revolving Borrowing”) or by Type (e.g., a “LIBO Rate Borrowing”) or by class and Type (e.g., a “USD LIBO Rate Revolving Borrowing”).

1.3	Terms Generally.

The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “or” is disjunctive; the word “and” is conjunctive. The words “to the knowledge of” means, when modifying a representation, warranty or other statement of any Person, that the fact or situation described therein is known by such Person (or, in the case or a Person other than a natural Person, known by the Responsible Officer of such Person) making the representation, warranty or other statement, or with the exercise of reasonable due diligence under the circumstances (in accordance with the standard of what a reasonable Person in similar circumstances would have done) would have been known by such Person (or, in the case of a Person other than a natural Person, would have been known by such Responsible Officer of such Person). For the purposes of

Stantec Credit Agreement

determining compliance with or measuring status under any cap, threshold or basket hereunder denominated in Canadian Dollars, reference shall be had to the Equivalent Amount of any portion of the underlying component that is not denominated in Canadian Dollars. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or replaced (subject to any restrictions on such modifications set out herein), (b) any reference herein to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time, (c) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement. Any reference herein to an action, document or other matter or thing being “satisfactory to the Lenders”, “to the Lenders’ satisfaction” or similar phrases, shall mean that such action, document, matter or thing must be satisfactory to Lenders constituting the Required Lenders, unless it is described in Section 9.2(2) (a-g), hereof, in which case it must be satisfactory to each Lender whose consent is required under the applicable clause.

1.4	Québec Matters.

For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall include “movable property”, (b) “real property” or “real estate” shall include “immovable property”, (c) “tangible property” shall include “corporeal property”, (d) “intangible property” shall include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall include a “hypothec”, “right of retention”, “prior claim” , “reservation of ownership” and a resolutory clause, (f) all references to filing, perfection, priority, remedies, registering or recording under the Uniform Commercial Code or a Personal Property Security Act shall include publication under the Civil Code of Québec, (g) all references to “perfection” of or “perfected” liens or security interest shall include a reference to an “opposable” or “set up” hypothec as against third parties, (h) any “right of offset”, “right of setoff” or similar expression shall include a “right of compensation”, (i) “goods” shall include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall include a “mandatary”, (k) “construction liens” or “mechanics, materialmen, repairmen, construction contractors or other like Liens” shall include “legal hypothecs” and “legal hypothecs in favour of persons having taken part in the construction or renovation of an immovable”, (l) “joint and several” shall include “solidary”, (m) “gross negligence or wilful misconduct” shall be deemed to be “intentional or gross fault”, (n) “beneficial ownership” shall include “ownership on behalf of another as mandatary”, (o) “easement” shall include “servitude”, (p) “priority” shall include “rank” or “prior claim”, as applicable (q) “survey” shall include “certificate of location and plan”, (r) “state” shall include “province”, (s) “fee simple title” shall include “absolute ownership” and “ownership” (including ownership under a right of superficies), (t) “accounts” shall include “claims”, (u) “legal title” shall be including “holding title on behalf of an owner as mandatory or prete-nom”, (v) “ground lease” shall include “emphyteusis” or a “lease with a right of superficies, as applicable, (w) “leasehold interest” shall include a “valid lease”, (x) “lease” shall include a “leasing contract” and (y) “guarantee” and “guarantor” shall include “suretyship” and “surety”, respectively. The parties hereto

Stantec Credit Agreement

confirm that it is their wish that this Agreement and any other document executed in connection with the transactions contemplated herein be drawn up in the English language only and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language only. Les parties aux présentes confirment que c’est leur volonté que cette convention et les autres documents de crédit soient rédigés en langue anglaise seulement et que tous les documents, y compris tous avis, envisagés par cette convention et les autres documents peuvent être rédigés en langue anglaise seulement.

1.5	Accounting Terms; GAAP.

Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP. Except as otherwise expressly provided herein, all calculations of the components of the financial information for the purposes of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP in existence as at the Closing Date and used in the preparation of the Consolidated financial statements of the Borrower referred to in Section 5.1(1). In the event of a change in GAAP, the Borrower and the Administrative Agent shall negotiate in good faith to revise (if appropriate) such ratios and covenants to give effect to the intention of the parties under this Agreement as at the Closing Date, and any new financial ratio or financial covenant shall be subject to approval by the Required Lenders. Until the successful conclusion of any such negotiation and approval by the Required Lenders, (a) all calculations made for the purpose of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP in existence immediately prior to such adoption or change, and (b) financial statements delivered pursuant to Section 5.1(1) shall be accompanied by a reconciliation showing the adjustments made to calculate such financial ratios and financial covenants. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed in this Agreement and rounding the result up or down to the nearest number (with a round-up if there is no nearest number) to the number of places by which such ratio is expressed in this Agreement. The Borrower shall not change the framework adopted under International Financial Reporting Standards.

1.6	Time.

All time references herein shall, unless otherwise specified, be references to local time in Edmonton, Alberta. Time is of the essence of this Agreement and the other Loan Documents.

1.7	Third Party Beneficiaries.

(1) Except as set out in clause (2) below, this Agreement and the Security Documents are for the sole benefit of the Parties and nothing in them, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement or the Security Documents.

(2) Each Non-Party Beneficiary shall be entitled to enjoy the benefit of those provisions of this Agreement and the Security Documents that, by their terms, are in favour of such Non-Party Beneficiary (including all Liens granted for its benefit as a Secured Party). In furtherance thereof, each Party (i) accepts such provisions as agent and trustee for its Related Non-Party Beneficiaries, and (ii) shall be entitled to enforce such provisions on behalf of its Related Non-Party Beneficiaries. For the avoidance of doubt, any reference to a Permitted Lien shall not serve to subordinate or postpone any Lien created by any Security Document to such Permitted Lien.

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(3) Notwithstanding clause (2) above or any other term of this Agreement or any Security Document, the consent of any Non-Party Beneficiary or other Person who is not a Party is not required to amend, modify or supplement this Agreement or any Security Document.

ARTICLE 2

THE CREDITS

2.1	Commitments.

(1) Revolving Credit. Subject to the terms and conditions set forth herein, each Revolving Credit Lender commits to make Loans (each such Loan made under this Section 2.1(1), a “Revolving Loan”) to the Borrower from time to time during the period commencing on the Closing Date and ending on the Revolving Credit Maturity Date (each such commitment, a “Revolving Credit Commitment”) in an aggregate principal amount outstanding up to the amount set forth beside such Lender’s name in Schedule 2.1 under the heading “Revolving Credit Commitment”; provided that a Revolving Credit Lender shall not be required to extend further credit hereunder if such extension would result in (a) such Revolving Credit Lender’s Revolving Credit Exposure exceeding such Revolving Credit Lender’s Revolving Credit Commitment, or (b) the aggregate Revolving Credit Exposures exceeding the aggregate Revolving Credit Commitments. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, repay and reborrow Revolving Loans.

(2) Term Credit. Subject to the terms and conditions set forth herein, each Term Credit Lender commits to make Loans (each such Loan made under this Section 2.1(2), a “Term Loan”) to the Borrower by way of a single advance on the Closing Date (each such commitment, a “Term Credit Commitment”) in an aggregate principal amount up to the amount set forth beside such Lender’s name in Schedule 2.1 under the heading “Term Credit Commitment”. Any undrawn portion of any Term Credit Commitment shall be cancelled immediately following the Closing Date. The Term Credit shall be comprised of the Term Credit (Tranche A), the Term Credit (Tranche B) and the Term Credit (Tranche C), and each Lender’s Term Credit Commitment shall at all times be divided equally among them.

(3) Additional Commitments.

(a)	Subject to the terms and conditions hereof, at any time after the Closing Date and prior to the Revolving Credit Maturity Date; provided that no Event of Default or Default has occurred and is continuing, the Borrower may request that the Lenders or any other Persons acceptable to the Administrative Agent, acting reasonably, provide additional Revolving Credit Commitments and/or Term Credit Commitments (each, an “Additional Commitment”) which shall serve to increase the Revolving Credit Commitments and/or the Term Credit Commitments, such that further Revolving Loans and/or Term Loans become available thereunder upon identical terms and conditions.

(b)	Any Additional Commitment shall be documented pursuant to an Additional Commitment Agreement and executed by the Borrower, the Person providing the Additional Commitment (the “Additional Lender”) and the Administrative Agent. Upon satisfaction of the conditions precedent set out therein, the Additional Commitment in question shall become effective, and (i) the Agent shall promptly notify each Lender as to such agreement, and (ii) Schedule 2.1 shall be deemed to be modified accordingly.

(c)	Notwithstanding anything to the contrary in this Agreement:

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(i)	no Additional Commitment shall require the consent of any Lender other than the Additional Lender in question, but each Additional Commitment shall require the approval of the Administrative Agent and, in the case of an Additional Commitment that is a Revolving Credit Commitment, the Issuing Banks, such approval not to be unreasonably withheld;

(ii)	no Lender shall have any obligation to participate in any Additional Commitment unless it agrees to do so in its sole discretion;

(iii)	no Lender shall have the right to acquire any Additional Commitment or receive prior notice thereof, regardless of the fact that its share in the aggregate Revolving Credit Commitments and/or Term Credit Commitments is reduced thereby;

(iv)	the aggregate amount of all Additional Commitments shall not exceed Cdn.$200,000,000; and

(v)	the aggregate amount of all Additional Commitments requested at any one time shall not be less than Cdn.$50,000,000.

(d)	For greater certainty, any Additional Lender shall be entitled to share pro rata in any prepayments made by the Borrower pursuant to Section 2.9, and the obligations of the Credit Parties under any such Additional Commitment shall be secured pari passu with the other Secured Liabilities.

2.2	Loans and Borrowings.

(1) Loans. Each Revolving Loan shall be made as part of a Borrowing consisting of Revolving Loans made by the Revolving Credit Lenders rateably based upon their Applicable Percentages. Each Term Loan shall be made as part of a Borrowing consisting of Term Loans made by the Term Credit Lenders rateably based upon their Applicable Percentages. Each Swingline Loan shall be made in accordance with the procedures set forth in Section 2.20. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required.

(2) Composition of Borrowings. Subject to Section 2.20, each Revolving Borrowing shall be comprised entirely of Canadian Prime Loans, Bankers’ Acceptances, B/A Equivalent Loans, Base Rate Loans, USD LIBO Rate Loans, Sterling LIBO Rate Loan, Euro LIBO Rate Loan or Letters of Credit as the Borrower may request in accordance herewith. Each Term Loan (Tranche A) shall be comprised entirely of Canadian Prime Loans, Bankers’ Acceptances or B/A Equivalent Loans as the Borrower may request in accordance herewith. Each Term Loan (Tranche B) shall be comprised entirely of Canadian Prime Loans, Bankers’ Acceptances or B/A Equivalent Loans as the Borrower may request in accordance herewith. Each Term Loan (Tranche C) shall be comprised entirely of Base Rate Loans or USD LIBO Rate Loans as the Borrower may request in accordance herewith. Each Lender may at its option make any LIBO Rate Loan by causing any domestic or foreign branch or Lender Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not result in any increased costs for the Borrower or affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement.

Stantec Credit Agreement

(3) Amount of Borrowings. At the commencement of each Interest Period for any LIBO Rate Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of U.S.$100,000/£100,000/€100,000 and not less than U.S.$5,000,000//£5,000,000/€5,000,000. At the time that each Canadian Prime Borrowing or Base Rate Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of Cdn.$100,000/U.S.$100,000 and not less than Cdn.$1,000,000/U.S.$1,000,000; provided that a Canadian Prime Borrowing or a Base Rate Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total applicable Commitments or that is required to finance the reimbursement of an LC Disbursement. Borrowings of more than one Type and class may be outstanding at the same time.

2.3	Requests for Borrowings.

(1) Requesting a Borrowing. To request a Borrowing (other than a Swingline Loan), the Borrower shall notify the Administrative Agent of such request in writing substantially in the form of Exhibit B (each, a “Borrowing Request”) (a) in the case of a LIBO Rate Borrowing, not later than 12:00 noon three Business Days before the date of the proposed Borrowing, (b) in the case of a B/A Borrowing, not later than 12:00 noon one Business Days before the date of the proposed Borrowing, or (c) in the case of a Canadian Prime Borrowing or a Base Rate Borrowing, not later than 12:00 noon, one Business Day before the date of the proposed Borrowing; provided that any such notice of a Canadian Prime Borrowing or a Base Rate Borrowing to finance the reimbursement of an LC Disbursement shall not be given later than 10:00 a.m. on the date of the proposed Borrowing. Each Borrowing Request shall be irrevocable. The Administrative Agent and each Lender are entitled to rely and act upon any Borrowing Request given or purportedly given by the Borrower, and the Borrower hereby waives the right to dispute the authenticity and validity of any such request or resulting transaction once the Administrative Agent or any Lender has advanced funds, accepted a B/A or made a B/A Equivalent Loan based on such Borrowing Request. Each Borrowing Request shall specify the following information:

(i)	the aggregate amount of each requested Borrowing, and whether such Borrowing will consist of Revolving Loans, Term Loans (Tranche A), Term Loans (Tranche B), and Term Loans (Tranche C);

(ii)	the date of such Borrowing, which shall be a Business Day;

(iii)	whether such Borrowing is to be a Canadian Prime Borrowing, a B/A Borrowing, a Base Rate Borrowing, a LIBO Rate Borrowing or a Letter of Credit;

(iv)	in the case of a LIBO Rate Borrowing, the currency and initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”, and in the case of a B/A Borrowing, the initial Contract Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Contract Period”; and

(v)	the location and number of the Borrower’s account to which funds are to be disbursed, which shall comply herewith.

(2) Default Terms. If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be a Canadian Prime Borrowing (if denominated in Canadian Dollars) or a Base Rate Borrowing (if denominated in U. S. Dollars). If no currency is specified, the Borrowing shall be denominated in Canadian Dollars. If no Interest Period is specified with respect to any requested LIBO Rate Borrowing, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration. If no currency is specified with respect to any requested LIBO Rate Borrowing, then the

Stantec Credit Agreement

Borrower shall be deemed to have selected U.S.$. If no Contract Period is specified with respect to any requested B/A Borrowing, then the Borrower shall be deemed to have selected a Contract Period of 30 days’ duration. Promptly following receipt of a Borrowing Request in accordance with Section 2.3, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

(3) Conversion or Rollover of Borrowings. Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request. Thereafter, the Borrower may elect to convert a Borrowing to a different Type or to rollover such Borrowing and, in the case of (a) a LIBO Rate Borrowing, may elect a new Interest Period (but not a new currency) therefor, or (b) a B/A Borrowing, may elect a new Contract Period therefor, all as provided in this Section 2.3(3). The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated rateably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. This Section 2.3(3) shall not apply to Swingline Borrowings, which may not be converted or continued. To make an election pursuant to this Section 2.3(3), the Borrower shall notify the Administrative Agent of such election by the time that a Borrowing Request would be required under Section 2.3(1) if the Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such request shall be irrevocable. In addition to the information specified in Section 2.3(1), each written Borrowing Request shall specify the Borrowing to which such request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing. Notwithstanding the foregoing, the Borrower is not entitled to elect a new Contract Period in respect of a B/A Borrowing or a new Interest Period in respect of a LIBOR Borrowing, or to convert a Borrowing of any Type into a LIBOR Borrowing, a B/A or B/A Equivalent Loan, if a Default has occurred and is continuing, in which case B/A Borrowings shall automatically convert to Canadian Prime Borrowings at the end their Contract Period and LIBO Rate Borrowings shall automatically convert to Base Rate Borrowings (in an equivalent amount of U.S.$ at such time as determined by the Administrative Agent, if applicable) at the end of their Interest Period.

(4) Deemed Election to Convert. In the absence of a timely and proper election with regard to (a) LIBO Rate Borrowings, the Borrower shall be deemed to have elected to convert such LIBO Rate Borrowings to Base Rate Borrowings (in an equivalent amount of U.S.$ at such time as determined by the Administrative Agent, if applicable) on the last day of the Interest Period of the relevant LIBO Rate Borrowings, and (b) B/A Borrowings, the Borrower shall be deemed to have elected to convert such B/A Borrowings to Canadian Prime Borrowings on the last day of the Contract Period of the relevant B/A Borrowings.

2.4	Funding of Borrowings.

(1) Funding. Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon (Toronto time), to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders; provided that Swingline Loans shall be made as provided in Section 2.20. The Administrative Agent shall make such Loans available to the Borrower by promptly crediting the amounts so received, in like funds, to an account of the Borrower maintained with the Administrative Agent in Toronto and designated by the Borrower in the applicable Borrowing Request; provided that Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.19 shall be remitted by the Administrative Agent to the applicable Issuing Bank.

(2) Each Lender’s Share of Borrowing. Unless the Administrative Agent has received written notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make

Stantec Credit Agreement

available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.4(1) and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the Administrative Agent shall seek repayment of such corresponding amount, firstly, from the applicable Lender and, secondly, from the Borrower, if the applicable Lender does not immediately repay such corresponding amount. The applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at the default interest rate applicable to Canadian Prime Loans (if the unpaid amount is denominated in Canadian Dollars) or to Base Rate Loans (if the unpaid amount is denominated in U.S. Dollars). If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing. Any payment by the Borrower shall be made without prejudice to any claim the Borrower may have against a Defaulting Lender.

2.5	Interest and Acceptance Fees.

(1) Interest. The Loans comprising each Canadian Prime Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days or 366 days, as the case may be) at a rate per annum equal to the Canadian Prime Rate plus the Applicable Margin from time to time in effect. The Loans comprising each Base Rate Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days or 366 days, as the case may be) at a rate per annum equal to the Base Rate plus the Applicable Margin from time to time in effect. Each USD LIBO Rate Loan shall bear interest (computed on the basis of the actual number of days in the applicable Interest Period over a year of 360 days) at the LIBO Rate with respect to U.S.$ for applicable Interest Period plus the Applicable Margin. Each Sterling LIBO Rate Loan shall bear interest (computed on the basis of the actual number of days in the applicable Interest Period over a year of 365 days) at the LIBO Rate with respect to Pound Sterling for the applicable Interest Period plus the Applicable Margin. Each Euro LIBO Rate Loan shall bear interest (computed on the basis of the actual number of days in the applicable Interest Period over a year of 360 days) at the LIBO Rate with respect to euros for the applicable Interest Period plus the Applicable Margin.

(2) Acceptance Fee. The Loans comprising each B/A Borrowing shall be subject to the Acceptance Fee which shall be payable as set out in Section 2.11.

(3) Before and After Judgment Interest. Notwithstanding the foregoing, if a Default or an Event of Default shall have occurred and be continuing the Loans shall bear interest, after as well as before judgment:

(a)	subject to Section 2.5(3)(b), at a rate per annum equal to 2% plus the rate otherwise applicable to such Loan or, in the case of any amount not constituting principal or interest on a Loan, at a rate equal to 2% plus the rate otherwise applicable to, in the case of Canadian Dollar amounts, Canadian Prime Loans, or in the case of U.S. Dollar amounts, Base Rate Loans;

(b)

if (i) a Security Document creates a mortgage on real property or a hypothec on immovables, or (ii) the rate provided for in Section 2.5(3)(a) is otherwise determined to be unenforceable, then, in either case, at a rate per annum equal to the rate otherwise applicable to such Loan or, in the case of any amount not constituting principal or interest on a Loan, at a rate equal to the rate otherwise applicable to, in the case of Canadian

Stantec Credit Agreement

Dollar amounts, Canadian Prime Loans, or in the case of U.S. Dollar amounts, Base Rate Loans;

provided that, without limiting the effect of Section 2.5(3)(b), nothing in Section 2.5(3)(b) shall preclude the operation of Section 2.5(3)(a) where:

(i)	a Security Document that creates a mortgage on real property or a hypothec on immovables also creates a Lien on other property and assets; or

(ii)	the principal of or interest on any Loan or any fee or other amount payable by the Borrower hereunder is also secured by a Lien other than a mortgage on real property or a hypothec on immovables.

(4) Accrued Interest. Accrued interest on each Loan (other than B/A Borrowings) shall be payable in arrears on (a) each applicable Interest Payment Date, (b) in the case of Revolving Loans, upon termination in full of the Revolving Credit Commitments, and (c) in the case of Term Loans, upon termination of the Term Credit Commitments. In addition, in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment. Interest on overdue amounts shall be payable upon demand.

(5) Days Interest Payable. All interest hereunder shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Any Loan that is repaid on the same day on which it is made shall bear interest for one day. The applicable Canadian Prime Rate, Base Rate, LIBO Rate or Discount Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

(6) Yearly Rate of Interest. For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day or 365-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365, as applicable. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

(7) Criminal Interest. If any provision of this Agreement would oblige the Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by applicable Law or would result in a receipt by that Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Law or so result in a receipt by that Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows:

(a)	first, by reducing the amount or rate of interest or the amount or rate of any Acceptance Fee required to be paid to the affected Lender under Section 2.5; and

(b)	thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid to the affected Lender which would constitute interest for purposes of section 347 of the Criminal Code (Canada).

Stantec Credit Agreement

(8) Judgment Interest Act (Alberta). To the extent permitted by applicable Law, the provisions of the Judgment Interest Act (Alberta) will not apply to the Loan Documents and are hereby expressly waived by the Borrower.

(9) Reconciliation for Additional Interest and Fees. Notwithstanding anything to the contrary contained in this Agreement, if, as a result of any restatement or other adjustment to the financial statements delivered under this Agreement (including any adjustment to unaudited financial statements as a result of subsequent audited financial statements) or for any other reason, the Borrower or the Lenders determine that the Leverage Ratio as of any applicable date was inaccurate and, as a result of such occurrence the Applicable Margins applicable to any Loans or any fees for any period were:

(a)	lower than should otherwise have been the case, then the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders, promptly on demand by the Administrative Agent (or, if an Event of Default pursuant to Sections 7.1(f) and (g) shall have occurred and be continuing, automatically and without further action by the Administrative Agent), an amount equal to the excess of the amount of interest and fees that should have been paid by the Borrower for such period over the amount of interest and fees actually paid by the Borrower for such period, plus interest on such amount at the rate otherwise applicable herein; or

(b)	higher than should otherwise have been the case, then the Lenders shall immediately and retroactively be obligated to refund to the Administrative Agent for the account of the Borrower, promptly on demand by the Borrower, an amount equal to the excess of the amount of interest and fees that was actually paid by the Borrower for such period over the amount of interest and fees that should have been paid by the Borrower for such period.

The obligations under this Section 2.5(9) shall survive the termination of the Commitments and the repayment of all Indebtedness hereunder; provided that, in no event shall the Lenders be required to refund more than six months of interest and fees under clause (b).

2.6	Termination and Reduction of Commitments; Extensions.

(1) Maturity Dates. Unless previously terminated, (i) the Revolving Credit Commitments shall terminate on the Revolving Credit Maturity Date, and (ii) the Term Credit Commitments shall terminate on the Term Credit (Tranche A) Maturity Date, Term Credit (Tranche B) Maturity Date and Term Credit (Tranche C) Maturity Date, as applicable.

(2) Cancellation of Unused Credit. The Borrower may, upon five Business Days prior written notice to the Administrative Agent, permanently cancel any unused portion of the Revolving Credit, without penalty. The Administrative Agent shall promptly notify each Revolving Credit Lender of the receipt by the Administrative Agent of any such notice. Any such cancellation shall be applied rateably in respect of the Revolving Credit Commitments of each Revolving Credit Lender. Each notice delivered by the Borrower pursuant to this Section 2.6(2) shall be irrevocable. Any portion of the Revolving Credit cancelled pursuant to this Section 2.6(2) shall not be reinstated.

2.7	Repayment of Loans.

(1) Repayment of Revolving Credit. The Borrower hereby unconditionally promises to pay (a) to the Administrative Agent for the account of the Revolving Credit Lenders the outstanding principal

Stantec Credit Agreement

amount of the Revolving Loans on the Revolving Credit Maturity Date, and (b) to the Swingline Lender the then unpaid principal amount of each Swingline Loan outstanding on the Revolving Credit Maturity Date.

(2) Repayment of Term Credit. The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of the Term Credit Lenders the outstanding principal amount of the (a) Term Loans (Tranche A) on the Term Credit (Tranche A) Maturity Date, (b) Term Loans (Tranche B) on the Term Credit (Tranche B) Maturity Date, and (c) Term Loans (Tranche C) on the Term Credit (Tranche C) Maturity Date.

2.8	Evidence of Debt.

(1) Accounts of Indebtedness. Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of the Borrower to such Lender resulting from each Borrowing made by such Lender hereunder, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(2) Account Details. The Administrative Agent shall maintain accounts in which it shall record (a) the amount of each Borrowing made hereunder, the class and Type thereof and, in the cases of Bankers’ Acceptances and LIBO Rate Loans, the relevant Contract Period or Interest Period/currency, applicable thereto, (b) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder, and (c) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(3) Accounts Conclusive. The entries made in the accounts maintained pursuant to Sections 2.8(1) and (2) shall be conclusive evidence (absent manifest error) of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Borrowings in accordance with the terms of this Agreement. In the event of a conflict between the records maintained by the Administrative Agent and any Lender, the records maintained by the Administrative Agent shall govern.

(4) Promissory Notes. Any Lender may request that Loans (other than B/As) made by it be evidenced by a promissory note. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form approved by the Administrative Agent. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.4) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

2.9	Prepayments.

(1) Currency Fluctuations. If at any time the Revolving Credit Exposure of any Lender exceeds its Revolving Credit Commitment (any such excess being referred to in this Section 2.9(1) as a “Currency Excess Amount”), then the Borrower shall pay to the Administrative Agent, for the account of such Lender, an amount equal to the Currency Excess Amount with respect to such Lender to be applied (a) as a prepayment of the Loans and Reimbursement Obligations outstanding to such Lender, and (b) thereafter as Cover to such Lender for its LC Exposure under the Revolving Credit in an amount of such remaining Currency Excess Amount. If any Currency Excess Amount with respect to any Lender is equal to or greater than 3% of the Revolving Credit Commitment of such Lender, then the repayment of

Stantec Credit Agreement

such Currency Excess Amount to such Lender shall be made by the Borrower within three Business Days after the Administrative Agent requests such repayment. If any Currency Excess Amount with respect to any Lender is less than 3% of the Revolving Credit Commitment of such Lender, then the repayment of the Currency Excess Amount to such Lender shall be made on the next Quarterly Date. The Administrative Agent shall request repayment of any Excess Amount in accordance with this Section pursuant to any request received from a Lender, but the Administrative Agent is not otherwise required to monitor Currency Excess amount levels or to request repayment thereof.

(2) Mandatory Loan Prepayments.

(a)	In the event of an Asset Disposition by any Credit Party, the Borrower shall, within five Business Days of such Asset Disposition, prepay (by payment to the Administrative Agent for the account of the Lenders) an aggregate principal amount of Loans equal to the amount of Net Proceeds of such Asset Disposition; provided that this prepayment requirement shall not apply:

(i)	to that portion of such Net Proceeds used by a Credit Party to purchase replacement assets within 360 days of such Asset Disposition if, prior to such Asset Disposition, the Borrower has notified the Administrative Agent of its intention to apply the Net Proceeds in such manner; or

(ii)	to any Asset Disposition the Net Proceeds of which are less than Cdn.$5,000,000; provided that not more than Cdn.$20,000,000 of Net Proceeds in any Fiscal Year shall be excluded from the prepayment requirements of Section 2.9(2)(a) as result of this clause (ii).

(b)	Prepayments of the Loans pursuant to Section 2.9(2)(a) shall be applied to the repayment of amounts outstanding under the Revolving Credit (without a permanent cancellation of a corresponding portion of the Revolving Credit) and/or the Term Credit (with a permanent cancellation of a corresponding portion of the Term Credit), as elected by the Borrower. In the case of any prepayment pursuant to Sections 2.9(2)(a), the Borrower shall provide to the Administrative Agent written notice of such prepayment at least three Business Days prior to the date such prepayment is to be made; provided that any failure to do so shall not relieve the Borrower of the prepayment obligation in question.

(3) Voluntary Prepayments. The Borrower may, at its option, at any time and from time to time, prepay the Term Loans, in whole or in part, upon giving three Business Days’ prior written notice to the Administrative Agent. Such notice shall specify the date and amount of prepayment and whether the prepayment is of Canadian Prime Loans, Base Rate Loans, USD LIBO Rate Loans, B/As (or B/A Equivalent Loans) or any combination thereof, and, in each case if a combination thereof, the principal amount allocable to each. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein.

(4) Term Loan Prepayments. Prepayments of the Term Loans pursuant to Sections 2.9(2) or (3) shall be applied to the Term Credit (Tranche A), the Term Credit (Tranche B), and the Term Credit (Tranche C) pro rata based on the outstanding principal amount thereof at the time of such prepayment.

(5) Notice by Borrower. Each notice provided by the Borrower hereunder in respect of any prepayment hereunder shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid. Each partial prepayment of any Borrowing

Stantec Credit Agreement

under the Term Credit shall be permanent and shall be in an amount that would be permitted in the case of a Borrowing as provided in Section 2.2(3).

(6) Notice by Administrative Agent. Upon receipt of a notice of prepayment pursuant to Section 2.9, the Administrative Agent shall promptly notify each Applicable Lender of the contents thereof and of such Lender’s share of such prepayment based upon its Applicable Percentage.

(7) General. Any amount required to be prepaid on a date pursuant to Section 2.9 shall be due and payable together with any amount payable pursuant to Section 2.14 and accrued interest to such date on such amount in accordance with Section 2.5(4). For the avoidance of doubt, any prepayment of a B/A (or B/A Equivalent Note) shall be applied against the face amount (or undiscounted amount) thereof. Any prepayment pursuant to Sections 2.9(1), (2) or (3) shall be applied within a Credit first to Canadian Prime Rate Loans or Base Rate Loans, second to LIBO Rate Loans, and third to B/A’s or B/A Equivalent Notes, and the Borrower shall convert Net Proceeds received from an Asset Disposition as required to do so.

2.10	Fees.

(1) Standby Fees. The Borrower shall pay to the Administrative Agent for the account of and distribution to each Revolving Credit Lender a standby fee for the period commencing on the Closing Date to and including the Revolving Credit Maturity Date (or such earlier date as the Revolving Credit Commitments shall have been terminated entirely) computed at a rate per annum equal to the Applicable Margin on the excess amount of the Revolving Credit Commitment of such Revolving Credit Lender over its Revolving Credit Exposure. Such standby fee shall be (a) payable in arrears on each Quarterly Date, commencing on the first Quarterly Date to occur after the Closing Date, and on the date on which the Revolving Credit Commitments terminate, and (b) computed daily on the basis of a year of 365 or 366 days, as the case may be, and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(2) Participation and Fronting Fees. The Borrower shall pay:

(a)	to the Administrative Agent for the account of each Revolving Credit Lender a participation fee with respect to its participations in Letters of Credit, which shall accrue at the Applicable Margin for Letters of Credit on the average daily amount of such Lender’s LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Closing Date to but excluding the later of the date on which such Lender’s Revolving Credit Commitment terminates and the date on which such Lender ceases to have any LC Exposure; and

(b)	to the applicable Issuing Bank a fronting fee, which shall accrue at the rate of [Redacted] per annum on the daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Closing Date to but excluding the later of the date of termination of the Revolving Credit Commitments and the date on which there ceases to be any LC Exposure, as well as such Issuing Bank’s standard fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder.

Participation fees and fronting fees shall be (a) payable quarterly in arrears on the first Business Day of each calendar quarter and on the date on which the Revolving Credit Commitments terminate, and (b) computed daily on the basis of a year of 365 days or 366 days, as the case may be, and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Participation

Stantec Credit Agreement

and fronting fees accruing after the date on which the Revolving Credit Commitments terminate shall be payable on demand.

(3) Fees to Administrative Agent. The Borrower shall pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon in the Fee Letter.

(4) Payment of Fees. All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent (or to the applicable Issuing Bank, in the case of fees payable to it) for distribution, in the case of standby and participation fees, to the Lenders. Fees paid shall not be refundable except in the case of manifest error in the calculation of any fee payment.

2.11	Bankers’ Acceptances.

(1) Request for B/A Borrowings. Subject to the terms and conditions of this Agreement, the Borrower may request a Borrowing by presenting drafts for acceptance and purchase as B/As by the Lenders. The Borrower shall not be entitled to obtain or roll over any B/A Borrowings or B/A Equivalent Loans at any time that a Default or an Event of Default has occurred and is continuing.

(2) Contract Period. No Contract Period with respect to a B/A to be accepted and purchased shall extend beyond the Applicable Maturity Date.

(3) Lender as Power of Attorney. To facilitate availment of B/A Borrowings, the Borrower hereby appoints each Lender as its attorney to sign and endorse on its behalf (in accordance with a Borrowing Request relating to a B/A Borrowing), in handwriting or by facsimile or mechanical signature as and when deemed necessary by such Lender, blank forms of B/As in the form requested by such Lender. Each Lender shall maintain an adequate supply of blank forms of B/As for acceptance under this Agreement. The Borrower recognizes and agrees that all B/As signed or endorsed by a Lender on behalf of the Borrower shall bind the Borrower as fully and effectually as if signed in the handwriting of and duly issued by the proper signing officers of the Borrower. Each Lender is hereby authorized (in accordance with a Borrowing Request relating to a B/A Borrowing) to issue such B/As endorsed in blank in such face amounts as may be determined by such Lender; provided that the aggregate amount thereof is equal to the aggregate amount of B/As required to be accepted and purchased by such Lender. No Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such instrument except the gross negligence or wilful misconduct of the Lender or its officers, employees, agents or representatives. Each Lender shall maintain a record with respect to B/As (a) received by it in blank hereunder, (b) voided by it for any reason, (c) accepted and purchased by it hereunder, and (d) cancelled at their respective maturities. On request by or on behalf of the Borrower, a Lender shall cancel all forms of B/A which have been pre-signed or pre-endorsed on behalf of the Borrower and which are held by such Lender and are not required to be issued in accordance with the Borrower’s irrevocable notice. Alternatively, the Borrower agrees that, at the request of the Administrative Agent, the Borrower shall deliver to the Administrative Agent a “depository note” which complies with the requirements of the Depository Bills and Notes Act (Canada), and consents to the deposit of any such depository note in the book-based debt clearance system maintained by the Canadian Depository for Securities.

(4) B/A Signatory. Drafts of the Borrower to be accepted as B/As hereunder shall be signed as set out in Section 2.11. Notwithstanding that any person whose signature appears on any B/A may no longer be an authorized signatory for any Lender or the Borrower at the date of issuance of a B/A, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance and any such B/A so signed shall be binding on the Borrower.

Stantec Credit Agreement

(5) B/A Amounts. Promptly following receipt of a Borrowing Request specifying a Borrowing by way of B/As, the Administrative Agent shall so advise the Lenders and shall advise each Lender of the aggregate face amount of the B/As to be accepted by it and the applicable Contract Period (which shall be identical for all Lenders). In the case of B/A Borrowings under the Revolving Credit, the aggregate face amount of the B/As to be accepted by the Lenders shall be in a minimum aggregate amount of Cdn.$1,000,000 and shall be a whole multiple of Cdn.$100,000, and such face amount shall be in the Revolving Credit Lenders’ pro rata portions of such Borrowing, provided that the Administrative Agent may, in its sole discretion, increase or reduce any Revolving Credit Lender’s portion of such B/A Borrowing to the nearest Cdn.$1,000 without reducing the overall Revolving Credit Commitments. In the case of B/A Borrowings under the Term Credit, the aggregate face amount of the B/As to be accepted by the Term Credit Lenders shall be in a minimum aggregate amount of Cdn.$1,000,000 and shall be a whole multiple of Cdn.$100,000, and such face amount shall be in the Term Credit Lenders’ pro rata portions of such Borrowing, provided that the Administrative Agent may in its sole discretion increase or reduce any Term Credit Lender’s portion of such B/A Borrowing to the nearest Cdn.$1,000 without reducing the overall Term Credit Commitments.

(6) Acceptance of B/A. Upon acceptance of a B/A by a Lender, such Lender shall purchase, or arrange for the purchase of, each B/A from the Borrower at the Discount Rate for such Lender applicable to such B/A accepted by it and provide to the Administrative Agent the Discount Proceeds therefor for the account of the Borrower. The Acceptance Fee payable by the Borrower to a Lender under Section 2.5 in respect of each B/A accepted by such Lender shall be set off against the Discount Proceeds payable by such Lender under Section 2.11.

(7) Lender’s Rights Re B/A. Each Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all B/As accepted and purchased by it.

(8) B/A Equivalent Loans. If a Lender notifies the Administrative Agent in writing that it is unable or unwilling to accept Bankers’ Acceptances, such Lender shall, instead of accepting and purchasing Bankers’ Acceptances, make a Loan (a “B/A Equivalent Loan”) to the Borrower in the amount and for the same term as the draft which such Lender would otherwise have been required to accept and purchase hereunder. Each such Lender shall provide to the Administrative Agent the Discount Proceeds of such B/A Equivalent Loan for the account of the Borrower. Each such B/A Equivalent Loan shall bear interest at the same rate which would result if such Lender had accepted (and been paid an Acceptance Fee) and purchased (on a discounted basis) a Bankers’ Acceptance for the relevant Contract Period (it being the intention of the parties that each such B/A Equivalent Loan shall have the same economic consequences for the Lenders and the Borrower as the Bankers’ Acceptance which such B/A Equivalent Loan replaces). All such interest shall be paid in advance on the date such B/A Loan is made, and shall be deducted from the principal amount of such B/A Equivalent Loan in the same manner in which the Discount Proceeds of a Bankers’ Acceptance would be deducted from the face amount of the Bankers’ Acceptance. Subject to repayment requirements, on the last day of the relevant Contract Period for such B/A Equivalent Loan, the Borrower shall be entitled to convert each such B/A Equivalent Loan into another type of Loan, or to roll over each such B/A Equivalent Loan into another B/A Equivalent Loan, all in accordance with the applicable provisions of this Agreement.

(9) Notice of Intention to Issue B/As. With respect to each B/A Borrowing, at or before 12:00 noon one Business Day before the last day of the Contract Period of such B/A Borrowing, the Borrower shall notify the Administrative Agent by irrevocable telephone or e-mail notice, followed by a Borrowing Request as soon as reasonably practicable thereafter giving notice of rollover, if the Borrower intends to issue B/As on such last day of the Contract Period to provide for the payment of such maturing B/A Borrowing. If the Borrower fails to notify the Administrative Agent of its intention to issue B/As on such last day of the Contract Period, the Borrower shall provide payment to the Administrative Agent on

Stantec Credit Agreement

behalf of the Lenders of an amount equal to the aggregate face amount of such B/A Borrowing on the last day of the Contract Period of thereof. If the Borrower fails to make such payment, such maturing B/As shall be deemed to have been converted on the last day of the Contract Period into a Canadian Prime Loan in an amount equal to the face amount of such B/As.

(10) Upon Maturity of B/As. The Borrower waives presentment for payment and any other defence to payment of any amounts due to a Lender in respect of a B/A accepted and purchased by it pursuant to this Agreement which might exist solely by reason of such B/A being held, at the maturity thereof, by such Lender in its own right, and the Borrower shall not claim any days of grace if such Lender, as holder, sues the Borrower on the B/A for payment of the amount payable by the Borrower thereunder. On the last day of the Contract Period of a B/A, or such earlier date as may be required or permitted pursuant to the provisions of this Agreement, the Borrower shall pay the Lender that has accepted and purchased such B/A the full face amount of such B/A and, after such payment, the Borrower shall have no further liability in respect of such B/A and such Lender shall be entitled to all benefits of, and be responsible for all payments due to third parties under, such B/A.

(11) Participation. If a Lender grants a participation in a portion of its rights under this Agreement to a Participant under Section 9.4(5), then, in respect of any B/A Borrowing, a portion thereof may, at the option of such Lender, be by way of Bankers’ Acceptance accepted by such Participant. In such event, the Borrower shall upon request of the Administrative Agent or the Lender granting the participation execute and deliver a form of Bankers’ Acceptance undertaking in favour of such Participant for delivery to such participant.

2.12	Alternate Rate of Interest.

If prior to the commencement of any Interest Period for a LIBO Rate Borrowing or the commencement of any Contract Period for a B/A Borrowing:

(a)	the Administrative Agent determines (which determination shall be conclusive absent manifest error) that:

(i)	adequate and reasonable means do not exist for ascertaining the LIBO Rate for such Interest Period; or

(ii)	there is no market for B/As; or

(b)	the Administrative Agent is advised by a Lender that:

(i)	the LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lender of making or maintaining its LIBO Rate Loans included in such Borrowing for such Interest Period; or

(ii)	the Discount Rate for such Contract Period will not adequately and fairly reflect the cost to such Lender of issuing or maintaining its B/As included in such Borrowing for such Contract Period,

then the Administrative Agent shall give written notice thereof to the Borrower and the Lenders as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (A) any Borrowing Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a LIBO Rate Borrowing or B/A Borrowing, as applicable, shall be ineffective, and (B) if any Borrowing Request

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requests a LIBO Rate Borrowing or B/A Borrowing, as applicable, such Borrowing shall be made as a Base Rate Borrowing (in an equivalent amount of U.S.$ as determined by the Administrative Agent, if applicable) or Canadian Prime Borrowing, as applicable; provided that if the circumstances giving rise to such notice do not affect all the Lenders, then requests by the Borrower for LIBO Rate Borrowings or B/A Borrowings, as applicable, shall be made to Lenders that are not affected thereby.

2.13	Increased Costs; Illegality.

(1) Compensation for Increased Costs. If any Change in Law shall:

(a)	impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender; or

(b)	impose on any Lender, any Issuing Bank or the London interbank market any other condition affecting this Agreement, including the imposition on any Lender of, or any change to, any Tax (other than (a) Indemnified Taxes to which Section 2.15 applies, (B) Taxes described in clauses (ii) and (iii) of the definition of Excluded Taxes, or (C) Connection Income Taxes) or other charge with respect to its Loans or any Letter of Credit or participation therein, or its obligation to make Loans or issue or participate in any Letter of Credit, and the result of any of the foregoing is to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender or Issuing Bank of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender or Issuing Bank hereunder (whether of principal, interest or otherwise), then the Borrower shall pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered.

(2) Compensation for Reduced Rate of Return. If any Lender or Issuing Bank determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s or such Issuing Bank’s capital or on the capital of such Lender’s holding company or such Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by such Lender, or the Letters of Credit issued by such Issuing Bank, to a level below that which such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or the Issuing Bank’s policies and the policies of such Lender’s or such Issuing Bank’s holding company with respect to capital adequacy and such Lender’s desired return on capital), then from time to time the Borrower shall pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company for any such reduction suffered. Notwithstanding anything herein to the contrary, (a) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, and Basel Committee on Banking Supervision (or any successor or similar authority) or by United States, Canadian or foreign regulatory authorities, in each case pursuant to Basel III, and (b) the Dodd-Frank Wall Street Reform and Consumer Protection Act (United States) and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof, shall in each case be deemed to be a Change in Law for purposes of this Section 2.13(2) regardless of the date enacted, adopted, issued or implemented.

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(3) Certificate. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender as specified in Sections 2.13(1) or (2), together with a brief description of the Change of Law, shall be delivered to the Borrower by such Lender, and shall be conclusive absent manifest error. In preparing any such certificate, a Lender shall be entitled to use averages and to make reasonable estimates, and shall not be required to “match contracts” or to isolate particular transactions. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(4) Notification for Compensation. Each Lender shall use its reasonable commercial efforts to notify the Borrower if it reasonably believes that it may require compensation from the Borrower under Section 2.13; provided that failure or delay on the part of any Lender to demand compensation pursuant to Section 2.13 shall not constitute a waiver of such Lender’s right to demand such compensation; and provided further that the Borrower shall not be obligated to pay any such amount which arose more than 90 days prior to the date of such demand or is attributable to periods more than 90 days prior to the date of such demand except where the Change in Law in question had retroactive effect extending prior to such times. No Lender shall demand compensation pursuant to Section 2.13 unless such Lender is generally making corresponding demands on similar types of borrowers for similar amounts pursuant to similar provisions in other loan documents to which such Lender is a party.

(5) Illegality. If any Lender determines that it is unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make or maintain any Loan (or to maintain its obligation to make any Loan), or to participate in, issue or maintain any Letter of Credit (or to maintain its obligation to participate in or to issue any Letter of Credit), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. For the avoidance of doubt, such suspension shall occur notwithstanding that the activity in question was unlawful on the Closing Date. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay (or, if conversion would avoid the activity that is unlawful, convert) any Loans, or take any necessary steps with respect to any Letter of Credit in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different lending office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

2.14	Break Funding Payments.

In the event of (a) the failure by the Borrower to borrow, convert, continue or prepay any Loan on the date specified in any notice delivered by the Borrower pursuant hereto, (b) the payment or conversion of any LIBO Rate Loan other than on the last day of an Interest Period (including as a result of an Event of Default), or (c) the assignment of any Loan (including the assignment of any LIBO Rate Loan) other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.18, then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. In the case of a LIBO Rate Loan, such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the LIBO Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest which would accrue on such principal amount for such period and the

Stantec Credit Agreement

interest rate which such Lender would bid were it to bid, at the commencement of such period, for deposits in the applicable currency of a comparable amount and period from other banks in the London interbank market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section 2.14 shall be delivered to the Borrower by such Lender and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

2.15	Taxes.

(1) Defined Terms. For purposes of this Section 2.15, the term “applicable Law” includes FATCA.

(2) Gross-up for Indemnified Taxes. Any and all payments by or on account of any obligation of any Credit Party under any Loan Document shall be made free and clear of and without deduction or withholding for any Taxes except as required by applicable Laws; provided that if any Credit Party shall be required to deduct or withhold any Taxes from such payments, then (a) in the case of Indemnified Taxes, the sum payable shall be increased as necessary so that, after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section 2.15), the Administrative Agent, Lender or Issuing Bank (as the case may be) receives an amount equal to the sum it would have received had no such deduction or withholding been made, (b) the applicable Credit Party shall make such required deduction or withholding, and (c) the applicable Credit Party shall pay to the relevant Governmental Authority the full amount deducted or withheld in accordance with, and within the time limits prescribed by, applicable Law.

(3) Stamp and Other Taxes. Without limiting the provisions of Section2.15(2), the Borrower shall pay any and all present or future stamp or documentary Taxes or any other excise or property Taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement to the relevant Governmental Authority in accordance with applicable Law.

(4) Indemnity for Taxes. The Borrower and other Credit Parties shall indemnify the Administrative Agent, each Lender and each Issuing Bank, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes paid by the Administrative Agent, such Lender or such Issuing Bank, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrower and other Credit Parties hereunder or under any Loan Document (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under Section 2.15) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender or the Issuing Bank, or by the Administrative Agent on its own behalf or on behalf of a Lender or an Issuing Bank, shall be conclusive absent manifest error.

(5) Evidence of Tax Payments. As soon as practicable after any payment of Indemnified Taxes described in Sections 2.15(2) or (4) by a Credit Party to a Governmental Authority, the applicable Credit Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(6) Status of Recipients. Each Recipient, shall, at such times as are reasonably requested by the Borrower or Administrative Agent, provide the Borrower and the Administrative Agent with any properly completed and executed documentation prescribed by applicable Law, or reasonably requested

Stantec Credit Agreement

by the Borrower or the Administrative Agent, certifying as to any entitlement of such Recipient to an exemption from, or reduction in, any withholding Tax with respect to any payments to be made to such Recipient under the Loan Documents (including any documentation necessary to establish an exemption from, or reduction of, any Taxes that may be imposed under FATCA). Each Recipient shall, whenever a lapse in time or change in circumstances renders such documentation expired, obsolete or inaccurate in any respect, deliver promptly to the Borrower and the Administrative Agent updated or other appropriate documentation (including any new documentation reasonably requested by the applicable withholding agent) or promptly notify the Borrower and the Administrative Agent of its inability to do so. In addition, each recipient, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Recipient is subject to withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding three sentences, the completion, execution and submission of such documentation (other than any documentation required or requested pursuant to Section 2.15(7) shall not be required if in the Recipient’s reasonable judgment such completion, execution or submission would subject such Recipient to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Recipient or would not be permitted by applicable Law.

(7) FATCA Documentation. If a payment made to any Recipient under any Loan Document would be subject to withholding Tax imposed by FATCA if such Recipient were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Recipient shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by applicable Law, and at such time or times reasonably requested by the Borrower or the Administrative Agent, such documentation prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Recipient has complied with its obligations under FATCA or to determine the amount to deduct and withhold from such payment. Each Recipient agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(8) Each party’s obligations under this Section 2.15 shall survive any assignment of rights by or the replacement of a Lender, the termination of the Commitments, and the repayment, satisfaction or discharge of the obligations under any Loan Documentation.

2.16	Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

(1) Payments. The Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of LC Disbursements, amounts payable under any indemnity contained herein, or otherwise hereunder) prior to 12:00 noon, on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at the Payment Office, except that payments pursuant to Sections 2.10(2)(b), 2.13, 2.14, 2.15 and 9.3 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension;

Stantec Credit Agreement

provided that, in the case of any payment with respect to a LIBO Rate Loan, the date for payment shall be advanced to the next preceding Business Day if the next succeeding Business Day is in a subsequent calendar month. All payments under Section 2.16 in respect of USD LIBOR Rate Loans and Base Rate Loans and in respect of U.S. Dollar denominated LCs shall be made in U.S. Dollars. All payments under Section 2.16 in respect of Sterling LIBOR Rate Loans shall be made in Pound Sterling. All payments under Section 2.16 in respect of Euro LIBOR Rate Loans shall be made in euros. All other payments under Section 2.16 shall be made in Canadian Dollars. The Borrower hereby authorizes the Administrative Agent to debit the primary operating bank account of the Borrower in the applicable currency which is maintained with the Administrative Agent to effect any payment due to the Lenders or the Administrative Agent pursuant to this Agreement. Any resulting overdraft in such account shall be payable by the Borrower to the Administrative Agent in same day funds.

(2) Allocation of Insufficient Funds. If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due hereunder, such funds shall be applied (a) first, towards payment of interest and fees then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (b) second, towards payment of principal and unreimbursed LC Disbursements then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of principal and unreimbursed LC Disbursements then due to such parties.

(3) Allocation of Funds in Event of Default. If an Event of Default shall have occurred and be continuing, and the maturity of the Loans shall have been accelerated pursuant to Section 7.1, all payments or proceeds received by the Administrative Agent hereunder or under any other Loan Document in respect of any of the Secured Liabilities (including, but not limited to, Secured Cash Management Obligations and Secured Hedging Arrangements that are owing to any Secured Cash Management Provider or Secured Hedge Counterparty, as applicable), including, but not limited to all proceeds received by the Administrative Agent in respect of any sale of, any collection from, or other realization upon, all or any part of the Collateral, shall be applied as follows:

(a)	first, to the payment of all reasonable and documented costs and expenses of such sale, collection or other realization, including reasonable and documented compensation to the Administrative Agent and its agents and outside counsel, and all other reasonable and documented expenses, liabilities and advances made or incurred by the Administrative Agent in connection therewith, and all amounts for which the Administrative Agent is entitled to indemnification hereunder or under any other Loan Document (in its capacity as Administrative Agent and not as a Lender), and to the payment of all reasonable and documented costs and expenses paid or incurred by the Administrative Agent in connection with the exercise of any right or remedy hereunder or under any other Loan Document, all in accordance with the terms hereof or thereof;

(b)	second, to the extent of any excess of such payments or proceeds, to the rateable payment of any accrued interest, fee or commission due but unpaid under this Agreement;

(c)	third, to the extent of any excess of such payments or proceeds, to the rateable payment of the Loans, Cover for Letters of Credit, Secured Hedge Obligations and Secured Cash Management Obligations;

(d)	fourth, to the extent of any excess of such payments or proceeds, to the payment of any other amount due but unpaid under the Loan Documents; and

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(e)	fifth, to the extent of any excess of such payments or proceeds, to the payment to or upon the order of the Borrower or to whosoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

Notwithstanding the foregoing, in no event shall payments or proceeds received by the Administrative Agent from a Guarantor or in respect of its Collateral be applied against Excluded Swap Obligations of such Guarantor.

(4) Sharing of Set-Offs. If any Secured Party shall obtain payment in respect of any of its Secured Liabilities (including by way of set-off or counterclaim) resulting in such Secured Party receiving payment of a greater proportion of the aggregate amount of its Secured Liabilities than the proportion received by any other Secured Party on its Secured Liabilities, then the Secured Party receiving such greater proportion shall purchase (for cash at face value) participations in the Secured Liabilities owed to other Secured Parties (as applicable) to the extent necessary so that the benefit of all such payments shall be shared by the Secured Parties rateably in accordance with the aggregate amount of their respective Secured Liabilities; provided that (a) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (b) this Section 2.16(4) shall not apply to:

(i)	any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement;

(ii)	any payment obtained by a Lender as consideration for the assignment of, or sale of a participation in, any of its Loans (including participations in LC Disbursements and Swingline Loans);

(iii)	any payment made by the Borrower under or in connection with any Secured Cash Management Services when no Event of Default has occurred and is continuing;

(iv)	netting under or as between Secured Hedge Arrangements; and

(v)	any Permitted Hedge Payment.

The Borrower hereby consents to the foregoing and agrees, to the extent it may effectively do so under applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(5) Assumption of Payment; Reimbursement of Agent. Unless the Administrative Agent shall have received written notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Banks hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the Issuing Banks, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders or each of the Issuing Banks, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the applicable rate for Canadian Prime Loans (if such amount is denominated in Canadian Dollars) or the applicable rate for Base Rate Loans (if such amount is denominated in U.S. Dollars).

Stantec Credit Agreement

(6) Failure of Lender to Make Payment. If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.16(5), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Section 2.16(5) until all such unsatisfied obligations are fully paid.

(7) No Deemed Obligation for Source of Funds. Nothing in this Agreement shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

2.17	Currency Indemnity.

If, for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement or any other Loan Document or otherwise in respect of any Secured Liability, it becomes necessary to convert into a particular currency (the “Judgment Currency”) any amount due under this Agreement or under any other Loan Document or otherwise in respect of any Secured Liability in any currency other than the Judgment Currency (the “Currency Due”), then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For this purpose “rate of exchange” means the rate at which the Administrative Agent is able, on the relevant date, to purchase the Currency Due with the Judgment Currency in accordance with its normal practice at its head office in Toronto, Ontario. In the event that there is a change in the rate of exchange prevailing between the Business Day immediately preceding the day on which the judgment is given and the date of receipt by the Administrative Agent of the amount due, the Borrower shall, on the date of receipt by the Administrative Agent, pay such additional amounts, if any, or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount received by the Administrative Agent on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of receipt by the Administrative Agent is the amount then due under this Agreement, such other Loan Document or otherwise in respect of any Secured Liability in the Currency Due. If the amount of the Currency Due which the Administrative Agent is so able to purchase is less than the amount of the Currency Due originally due to it, the Borrower shall indemnify and save the Administrative Agent and the Lenders harmless from and against all loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Agreement, the other Loan Documents or otherwise in respect of any Secured Liability, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Administrative Agent from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Agreement, any other Loan Document or otherwise in respect of any Secured Liability or under any judgment or order.

2.18	Mitigation Obligations; Replacement of Lenders.

(1) Mitigation. If any Lender requests compensation under Section 2.13, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or Lender Affiliates, if, in the judgment of such Lender, such designation or assignment (a) would eliminate or reduce amounts payable pursuant to Section 2.13 or 2.15, as the case may be, in the future, and (b) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower shall pay all

Stantec Credit Agreement

reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(2) Replacement of Lender. If any Lender requests compensation under Section 2.13, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15, or if any Lender is a Defaulting Lender, or if any Lender is a Non-Consenting Lender, then the Borrower may, at its sole expense (including the processing and recording fee contemplated by Section 9.4(2), as applicable) and effort, upon notice to such Lender and the Administrative Agent:

(a)	require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.4), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) if such assignee is not otherwise a Lender, the Borrower shall have received the prior written consent of the Administrative Agent (and, if a Revolving Credit Commitment is being assigned, the Issuing Banks), which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in LC Disbursements, accrued interest thereon, accrued fees and all other amounts payable to it hereunder from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts), and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.13 or payments required to be made pursuant to Section 2.15, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply;

(ii)	prepay such Lender an amount equal to the outstanding principal of its Loans and participations in LC Disbursements, Cover for its LC Exposure and any Letters of Credit for which such Lender is the Issuing Bank, accrued interest thereon, accrued fees and all other amounts payable to it hereunder (including breakage costs), and terminate its Commitments;

(iii)	exercise any combination of the rights under (a) and (b) above.

2.19	Letters of Credit.

(1) General. Subject to the terms and conditions set out herein, the Borrower may request the issuance of Letters of Credit as an availment of the Revolving Credit Commitment, in a form reasonably acceptable to the Administrative Agent and the applicable Issuing Bank, at any time and from time to time up to the Revolving Credit Maturity Date. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any Letter of Credit Application relating to any Letter of Credit, the terms and conditions of this Agreement shall govern. The amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time; provided that, with respect to any Letter of Credit that, by its terms or the terms of any Letter of Credit Application with respect thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

Stantec Credit Agreement

(2) Notice of Issuance, Amendment, Renewal, Extension, Certain Conditions. To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), the Borrower shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by the applicable Issuing Bank) to the applicable Issuing Bank and the Administrative Agent (at least three Business Days in advance of the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension, the date on which such Letter of Credit is to expire (which shall comply with Section 2.19(2)) the amount and currency of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit. If requested by an Issuing Bank, the Borrower also shall submit such Issuing Bank’s standard form of Letter of Credit Application in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit, the Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension, (a) the aggregate LC Exposure shall not exceed [Redacted], and (b) the aggregate Revolving Credit Exposure shall not exceed the total Revolving Credit Commitments. If the Borrower so requests in any applicable Letter of Credit Application, the Issuing Bank may, in its sole discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an “Auto-Extension Letter of Credit”); provided that any such Auto-Extension Letter of Credit must permit the Issuing Bank to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day (the “Non-Extension Notice Date”) in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by the Issuing Bank, the Borrower shall not be required to make a specific request to the Issuing Bank for any such extension. Once an Auto-Extension Letter of Credit has been issued, the Lenders shall be deemed to have authorized (but may not require) the Issuing Bank to permit the extension of such Letter of Credit at any time in accordance with its terms; provided that the Issuing Bank shall not permit any such extension if the Issuing Bank has determined that it would not be permitted, or would have no obligation, at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof.

(3) Expiration Date. Each Letter of Credit shall expire at or prior to the close of business the date that is ten years after the date of the issuance of such Letter of Credit; provided that, (i) no Issuing Bank shall be required to issue a Letter of Credit having a tenor of more than one year, and (ii) no later than 3 month’s prior to the Revolving Credit Maturity Date, Cover must be provided for any Letter of Credit that expires after the Revolving Credit Maturity Date. If on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.

(4) Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the applicable Issuing Bank or the Lenders, such Issuing Bank hereby grants to each Revolving Credit Lender, and each Revolving Credit Lender hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Revolving Credit Lender’s Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Revolving Credit Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the applicable Issuing Bank, such Revolving Credit Lender’s Applicable Percentage of each LC Disbursement made by such Issuing Bank and not reimbursed by the Borrower on the date due as provided in Section 2.19(5), or of any reimbursement payment required to be refunded to the Borrower for any reason. Each Revolving Credit Lender acknowledges and agrees that its obligation to acquire

Stantec Credit Agreement

participations pursuant to this Section 2.19(4) in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever; provided that no Revolving Credit Lender shall be required to acquire any participation or make any payment under this Section 2.14(4) where Cover has been delivered pursuant to Section 2.14(3).

(5) Reimbursement. If an Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the Borrower shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement not later than 12:00 noon on the next Business Day following the Business Day that the Borrower receives notice of such LC Disbursement; provided that the Borrower may, subject to the conditions to borrowing set out herein, request in accordance with Section 2.3 that such payment be financed with a Canadian Prime Borrowing, a Base Rate Borrowing or a Swingline Borrowing in an equivalent amount and, to the extent so financed, the Borrower’s obligation to make such payment shall be discharged and replaced by the resulting Canadian Prime Borrowing, Base Rate Borrowing or Swingline Borrowing. If the Borrower fails to make such payment when due, the Administrative Agent shall notify each Revolving Credit Lender of the applicable LC Disbursement, the payment then due from the Borrower in respect thereof and such Revolving Credit Lender’s Applicable Percentage thereof. Promptly following receipt of such notice, each Revolving Credit Lender shall pay to the Administrative Agent its Applicable Percentage of the payment then due from the Borrower, and the Administrative Agent shall promptly pay to the applicable Issuing Bank the amounts so received by it from the Revolving Credit Lenders. Promptly following receipt by the Administrative Agent of any payment from the Borrower pursuant to this Section 2.19(5), the Administrative Agent shall distribute such payment to the applicable Issuing Bank or, to the extent that Revolving Credit Lenders have made payments pursuant to this Section 2.19(5) to reimburse such Issuing Bank, then to such Revolving Credit Lenders and such Issuing Bank as their interests may appear. Any payment made by a Revolving Credit Lender pursuant to this Section 2.19(5) to reimburse an Issuing Bank for any LC Disbursement (other than the funding of Canadian Prime Borrowings, Base Rate Borrowings, or Swingline Borrowings as contemplated above) shall not constitute a Loan and shall not relieve the Borrower of its obligation to reimburse such LC Disbursement.

(6) Obligations Absolute. The Borrower’s obligation to reimburse LC Disbursements as provided in Section 2.19(5) shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (a) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein or herein, (b) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (c) payment by an Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (d) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of Section 2.19, constitute a legal or equitable discharge of, or provide a right of set-off against, the Borrower’s obligations hereunder. Neither the Administrative Agent, the Revolving Credit Lenders nor an Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of an Issuing Bank; provided that the foregoing shall not be construed to excuse the applicable Issuing Bank from liability to the Borrower to the extent of any direct damages (as

Stantec Credit Agreement

opposed to indirect, special, punitive or consequential damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable Law) suffered by the Borrower that are caused by such Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or wilful misconduct on the part of an Issuing Bank (as finally determined by a court of competent jurisdiction), such Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the Borrower and the Lenders agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the applicable Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit. Notwithstanding the foregoing or anything else herein, no Issuing Bank shall be responsible to the Borrower for, and no Issuing Bank’s rights and remedies against the Borrower shall not be impaired by, any action or inaction of such Issuing Bank with respect to a Letter of Credit that is consistent with the ISP or UCP and the practices set out therein, or in the decisions, opinions, practice statements, or official commentary of the ICC Banking Commission, the Bankers Association for Finance and Trade - International Financial Services Association (BAFT-IFSA), or the Institute of International Banking Law & Practice, whether or not the ISP or UCP applies to such Letter of Credit.

(7) Disbursement Procedures. An Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. An Issuing Bank shall promptly notify the Administrative Agent and the Borrower by telephone (confirmed in writing) of such demand for payment and whether such Issuing Bank has made or will/will not make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse such Issuing Bank and the Revolving Credit Lenders with respect to any such LC Disbursement.

(8) Interim Interest. If an Issuing Bank shall make any LC Disbursement, then, unless the Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Borrower reimburses such LC Disbursement, at the rate then applicable to Canadian Prime Loans (if in Canadian Dollars) or Base Rate Loans (if in U.S. Dollars). Interest accrued pursuant to this Section 2.19(8) shall be for the account of such Issuing Bank, except that interest accrued on and after the date of payment by any Revolving Credit Lender pursuant to Section 2.19(5) to reimburse such Issuing Bank shall be for the account of such Revolving Credit Lender to the extent of such payment.

(9) Replacement of an Issuing Bank. An Issuing Bank may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Revolving Credit Lenders of any such replacement of an Issuing Bank. At the time any such replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank. From and after the effective date of any such replacement, (a) the successor Issuing Bank shall have all the rights and obligations of the replaced Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter, and (b) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

Stantec Credit Agreement

(10) Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the Borrower receives notice from the Administrative Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, Lenders with LC Exposure representing greater than 50% of the total LC Exposure) demanding the deposit of Cover, the Borrower shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Revolving Credit Lenders, an amount in cash equal to the LC Exposure as of such date plus any accrued and unpaid interest thereon; provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to the Borrower described in Section 7.1(g), 7.1(h), or 7.1(i). Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the obligations of the Borrower under this Agreement. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrower’s risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Administrative Agent to reimburse the Issuing Banks for LC Disbursements for which they have not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Lenders with LC Exposure representing greater than 50% of the total LC Exposure), be applied to satisfy other obligations of the Borrower under this Agreement. If the Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three Business Days after all Events of Default have been cured or waived or the total LC Exposure is reduced to nil

(11) Existing Letters of Credit. The Existing Letters of Credit shall be deemed to have been issued hereunder, such that they constitute Letters of Credit in all respects and, from and after the Closing Date, be subject to the fees set in Section 2.10(2). Any fees earned with respect to the Existing Letters of Credit for any period prior to the Closing Date shall be for the exclusive account of the applicable Issuing Bank. Any fees received by an Issuing Bank prior to the Closing Date with respect to the Existing Letters of Credit for any period from and after the Closing Date shall be applied against the fees set out in Section 2.10(2) and shared among the Revolving Credit Lenders in accordance therewith.

2.20	Swingline Loans.

(1) General. Subject to the terms and conditions set out herein and as part of its Revolving Credit Commitment, the Swingline Lender commits to make Loans (each such Loan made under this Section 2.20, a “Swingline Loan”) to the Borrower from time to time during the period commencing on the Closing Date and ending on the Revolving Credit Maturity Date (such commitment being the “Swingline Commitment”), in an aggregate principal amount at any time outstanding up to [Redacted]; provided that the Swingline Lender shall not be required to extend further credit hereunder if such extension would result in (a) the Swingline Exposure at such time exceeding the amount of the Swingline Commitment, (b) the aggregate of the Revolving Credit Exposures exceeding the total Revolving Credit Commitments, or (c) a Swingline Loan refinancing an outstanding Swingline Loan. Within the foregoing limits and subject to the terms and conditions set out herein, the Borrower may borrow, prepay and reborrow Swingline Loans.

(2) Interest; Overdrafts. Subject to the terms and conditions set out herein, the Borrower shall be entitled to obtain Swingline Loans by way of overdraft, and at any given time the Canadian $ Amount of the outstanding principal amount of all Swingline Loans shall be equal to the aggregate

Stantec Credit Agreement

amount by which the Swingline Accounts are overdrawn. Swingline Loans shall bear interest at a rate per annum equal to the rate applicable to a Canadian Prime Borrowing (if in Canadian Dollars) or at a rate per annum equal to the rate applicable to a Base Rate Loan (if in U.S. Dollars). Interest shall be payable on such dates, not more frequent than monthly, as may be specified by the Swingline Lender and in any event on the Revolving Credit Maturity Date. The Swingline Lender shall be responsible for invoicing the Borrower for such interest. The interest payable on Swingline Loans is solely for the account of the Swingline Lender.

(3) Reallocation. At any time that an Event of Default has occurred and is continuing, the Swingline Exposure shall be adjusted as necessary so as to cause the Revolving Credit Exposure of each Revolving Credit Lender to equal its Applicable Percentage of the aggregate Revolving Credit Exposure of all Revolving Credit Lenders. Such adjustment shall be effected by either:

(a)	the Swingline Lender making Swingline Loans in the requisite amount(s) and advancing the proceeds thereof to other Revolving Credit Lenders in repayment of their Revolving Credit Loans; or

(b)	the Revolving Credit Lenders other than the Swingline Lender making Revolving Credit Loans in the requisite amounts(s) and advancing the proceeds thereof to the Swingline Lender in repayment of Swingline Loans, and the Borrower irrevocably authorizes and directs such Borrowings to be automatically made and the proceeds thereof so applied. For the avoidance of doubt, any adjustment pursuant to this Section 2.20(3) shall not serve to increase the aggregate amount of Loans owing by the Borrower.

(4) Existing Swingline Loans. Each Existing Swingline Loan shall be deemed to have been incurred hereunder, such that they all constitute Swingline Loans in all respects and, from and after the Closing Date, be subject to the fees set in Section 2.5(1). Any fees earned with respect to the Existing Swingline Loans for any period prior to the Closing Date shall be dealt with in accordance with the terms and conditions of the Existing Stantec Credit Agreement.

2.21	Defaulting Lenders.

Notwithstanding any provision of this Agreement to the contrary, if any Lender is a Defaulting Lender, then the following provisions shall apply to such Lender for so long as it remains a Defaulting Lender:

(a)	fees shall cease to accrue pursuant to Section 2.10(1) on the unfunded portion of the Revolving Credit Commitment of such Defaulting Lender;

(b)	the Revolving Credit Commitments and Term Credit Commitments of such Defaulting Lender shall not be included in determining whether all Lenders or the Required Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 9.2; provided that any waiver or amendment which:

(i)	increases the Commitment of such Defaulting Lender or the term of Loans made by it thereunder, or

(ii)	affects such Defaulting Lender adversely relative to the other Lenders;

shall require the consent of such Defaulting Lender;

Stantec Credit Agreement

(c)	any amount owing by a Defaulting Lender to the Administrative Agent or another Lender that is not paid when due shall bear interest at the interest rate applicable to Canadian Prime Loans or Base Rate Loans under the Revolving Credit, as applicable;

(d)	any amount payable to such Defaulting Lender hereunder (whether on account of principal, interest, fees or otherwise and including any amount that would otherwise be payable to such Defaulting Lender other than in respect of the assignment of such Defaulting Lender’s Loans and Commitments) shall, in lieu of being distributed to such Defaulting Lender, be retained by the Administrative Agent in a segregated account and, subject to any applicable requirements of law, be applied at such time or times as may be determined by the Administrative Agent (i) first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder, (ii) second, pro rata, to the payment of any amounts owing by such Defaulting Lender to the Issuing Banks or Swingline Lender hereunder, (iii) third, to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, (iv) fourth, held in such account as cash collateral for future funding obligations of the Defaulting Lender under this Agreement (the amount of such cash collateral not to exceed the Revolving Credit Commitment of such Defaulting Lender minus the outstanding principal amount of such Defaulting Lender’s Revolving Loans), (v) fifth, to the payment of any other amounts owing to the Lenders or the Issuing Banks or the Swingline Lender hereunder, (vi) sixth, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement, and (vii) seventh, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if such payment is a prepayment of the principal amount of any Loans or reimbursement obligations in respect of Letters of Credit with respect to which a Defaulting Lender has funded its participation obligations, such payment shall be applied solely to prepay the Loans of, and reimbursement obligations owed to, all Lenders other than Defaulting Lenders pro rata prior to being applied to the prepayment of any Loans, or reimbursement obligations owed to, any Defaulting Lender;

(e)	if a Defaulting Lender is an Insolvent Defaulting Lender, any amount payable to such Defaulting Lender hereunder may, in lieu of being distributed pursuant to Section 2.21(d), be retained by the Administrative Agent to collateralize indemnification and reimbursement obligations of such Defaulting Lender hereunder in an amount determined by the Administrative Agent, acting reasonably;

(f)	If any Letters of Credit are outstanding at the time a Lender becomes a Defaulting Lender, then:

(i)	all or any part of the pro rata share of such Defaulting Lender in respect of the outstanding Letters of Credit shall be reallocated among the Revolving Lenders which are not Defaulting Lenders (in this Section 2.21, “Non-Defaulting Lenders”) in accordance with their respective Revolving Credit Commitments, provided that any such reallocation shall not cause any Non-Defaulting Lender to exceed its Revolving Credit Commitment;

(ii)

if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall within five (5) Business Days following notice by the Administrative Agent cash collateralize for the benefit of the Issuing Banks

Stantec Credit Agreement

the Borrower’s obligations corresponding to such Defaulting Lender’s pro rata share of the outstanding Letters of Credit (after giving effect to any partial reallocation pursuant to clause (i) above), for so long as such Letters of Credit are outstanding;

(iii)	upon any reallocation pursuant to clause (i) above, the fees payable to the Lenders pursuant to Section 2.10(2) shall be adjusted in accordance with such Non-Defaulting Lenders’ Revolving Credit Commitment; and

(iv)	if all or any portion of such Defaulting Lender’s pro rata share of the outstanding Letters of Credit is cash collateralized pursuant to clause (ii) above, then, without prejudice to any rights or remedies of the Issuing Banks or any other Lender hereunder, all fees payable under Section 2.10(2) with respect to such Defaulting Lender’s pro rata share of the outstanding Letters of Credit shall be payable to the applicable Issuing Bank.

(g)	So long as any Lender is a Defaulting Lender, the Issuing Banks shall not be required to issue, amend or increase any Letter of Credit, unless they are satisfied that the related exposure and the Defaulting Lender’s then outstanding pro rata share of the outstanding Letters of Credit will be 100% covered by the Revolving Credit Commitments of the Non-Defaulting Lenders and/or cash collateral will be provided by the Borrower in accordance with Section 2.21(f)(ii), and participating interests in any newly issued or increased Letter of Credit shall be allocated among Non-Defaulting Lenders in a manner consistent with Section 2.21(f) (and such Defaulting Lender shall not participate therein); and

(h)	If the Administrative Agent, the Borrower and the Issuing Banks each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Letter of Credit Exposure of the Revolving Credit Lenders shall be readjusted to reflect the inclusion of such Revolving Credit Lender’s Commitment and on such date such Revolving Credit Lender shall purchase at par such of the Loans of the other Revolving Credit Lenders (other than the Swingline Loans) as the Administrative Agent shall determine may be necessary in order for such Revolving Credit Lender to hold such Revolving Credit Loans in accordance with its Revolving Credit Commitment.

Except as otherwise expressly provided in this Section 2.21, no Revolving Credit Commitment of any other Lender shall be increased or otherwise affected, and performance by a Borrower of its obligations hereunder and the other Loan Documents shall not be excused or otherwise modified as a result of any Lender becoming a Defaulting Lender. The rights and remedies against a Defaulting Lender under this Section 2.21 are in addition to other rights and remedies which a Borrower may have against such Defaulting Lender as a result of it becoming a Defaulting Lender and which the Administrative Agent or any other Lender may have against such Defaulting Lender with respect thereto.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Borrower.

In order to induce the Administrative Agent and the Lenders to enter into this Agreement, to make any Loans hereunder and to issue any Letters of Credit hereunder, the Borrower represents and

Stantec Credit Agreement

warrants to the Administrative Agent and each Lender that each statement set forth in this Article 3 is true and correct on the date hereof (provided that such statements are made as if the Initial Acquisition had been given effect on the date hereof). For the avoidance of doubt, such representations are repeated as required by Section 4.2(a), subject to update as provided in Section 5.1(1)(h), and shall survive until the Termination Date.

(1) Organization; Powers. Each Group Party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now and formerly conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

(2) Authorization; Enforceability. The Transactions are within the Group Parties’ corporate or partnership powers and have been duly authorized by all necessary corporate, partner and shareholder action, as applicable. This Agreement and the other Loan Documents have been duly executed and delivered by each Group Party which is a party thereto and constitute legal, valid and binding obligations of each such Group Party, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(3) Governmental Approvals; Conflicts. The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except as disclosed in Schedule 3.1(3), (b) will not violate any applicable Law or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon any Group Party or their respective assets, or give rise to a right thereunder to require any payment to be made by any Group Party, and (d) will not result in the creation or imposition of any Lien on any asset of any Group Party , except for any Lien arising in favour of the Administrative Agent, for the benefit of the Lenders, under the Loan Documents.

(4) No Conflicts. The Transactions do not violate the charter, by-laws or other organizational documents of any Group Party.

(5) Financial Condition; No Material Adverse Effect.

(a)	The Borrower has furnished to the Lenders the consolidated balance sheets and statements of income, retained earnings and changes in financial position of the Initial Target as of and for the Fiscal Years ended January 2, 2015 and January 1, 2016, reported on by its auditors. Such financial statements present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of the Initial Target as of the respective dates thereof and for the applicable periods covered thereby in accordance with GAAP, subject to year-end audit adjustments.

(b)	The Borrower has publicly released the Consolidated balance sheets and statements of income, retained earnings and changes in financial position of the Borrower as of and for the Fiscal Years ended December 31, 2014 and December 31, 2015, reported on by its auditors, certified by a Responsible Officer of the Borrower. Such financial statements, and any subsequent financial statements delivered pursuant to Section 5.1(1), present fairly, in all material respects, the Consolidated financial position and results of operations and cash flows of the Borrower as of the respective dates thereof and for the applicable periods covered thereby in accordance with GAAP, subject to year-end audit adjustments.

Stantec Credit Agreement

(c)	Since the date of the most recent audited financial statements of the Borrower, there has been no event, development or circumstance that has had or could reasonably be expected to have a Material Adverse Effect.

(d)	All information (including that disclosed in all financial statements) pertaining to the Group Parties (other than projections) that has been made available to the Lenders, the Administrative Agent or the Lead Arranger by the Borrower or any representative of the Group Parties, taken as a whole, was when furnished, complete and correct in all material respects and did not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made. The projections that have been or will be made available to the Lenders, the Administrative Agent or the Lead Arranger by the Borrower or any representative of the Borrower have been or will be prepared in good faith based upon assumptions believed to be reasonable at the time, it being recognized by the Lenders, the Administrative Agent and the Lead Arranger that such projections are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ significantly from the projected results, and that no assurance can be given that projected results will be realized.

(e)	The Borrower has delivered to the Lenders the unaudited pro forma Consolidated balance sheet and Compliance Certificate of the Borrower as of December 31, 2015, prepared giving effect to the Transactions as if they had occurred, with respect to such balance sheet, on such date and, with respect to such Compliance Certificate, for the twelve month period ending on such date. Such pro forma balance sheet and Compliance Certificate (i) have been prepared in good faith by the Borrower based on the assumptions believed by the Borrower to be reasonable, (ii) are based on the best information available to the Borrower as of the date of delivery thereof, (iii) accurately reflects all adjustments required to be made to give effect to the Transactions, and (iv) present fairly on a pro forma basis the estimated Consolidated financial position of the Borrower as of such date and for such period, assuming that the Transactions had actually occurred at such date or at the beginning of such period, as the case may be.

(6) Litigation.

(a)	Except as disclosed in Schedule 3.1(6), and except for environmental-related matters (which are dealt with in Section 3.1(17)), there are no actions, suits or proceedings (including any Tax-related matter) by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting any of the Group Parties (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than as described in Schedule 3.1(17), or (ii) that involve this Agreement, any other Loan Document or the Transactions.

(b)	Since the date of this Agreement, there has been no change in the status of the matters described in Schedule 3.1(17) that, individually or in the aggregate, has resulted in, or materially increased the likelihood of, a Material Adverse Effect.

(7) Compliance with Laws. Each Group Party is in compliance with all Laws applicable to it or its property except where the failure to do so, individually or in the aggregate, could not reasonably be

Stantec Credit Agreement

expected to result in a Material Adverse Effect. No Group Party has violated or failed to obtain any Authorization necessary to the ownership of any of its property or assets or the conduct of its business, which violation or failure could reasonably be expected to have (in the event that such a violation or failure were asserted by any Person through appropriate action) a Material Adverse Effect.

(8) Compliance with Agreements. No Group Party is in default, nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a default (in any respect that would have a Material Adverse Effect), under (a) any loan or credit agreement, indenture, mortgage, deed of trust, security agreement or other instrument or agreement evidencing or pertaining to any Indebtedness of any Group Party, or (b) under any other agreement or instrument to which a Group Party is a party or by which any Group Party is bound.

(9) No Default. No Default or Event of Default has occurred and is continuing.

(10) Taxes. Each Group Party has filed or caused to be filed when due all income and other material Tax returns and reports required to have been filed by applicable Law and has paid or caused to be paid when due all material Taxes required to have been paid by it (including all instalments with respect to the current period) and has made adequate provision for Taxes for the current period, except Taxes that are being contested in good faith by appropriate proceedings and for which such Group Party, as applicable, has set aside on its books adequate reserves in accordance with applicable accounting standards.

(11) Titles to Real Property. The Group Parties have indefeasible fee simple title to their respective owned real properties having a book value in excess of Cdn$1,000,000, free and clear of all Liens except Permitted Liens. All such real property in which the Group Parties have any right, title or interest is described in Schedule 3.1(11).

(12) Titles to Personal Property. The Group Parties have title to their respective owned personal properties, and with respect to leased personal properties, title to the leasehold estate with respect thereto, pursuant to valid and enforceable leases, free and clear of all Liens except Permitted Liens. All registrations listed in Schedule 3.1(12) pertain to Permitted Liens or Operating Lease Obligations.

(13) Canadian Pension Plans and Foreign Pension Plans.

(a)	As of the Closing Date, there are no Canadian Pension Plans.

(b)	In each case, except where the failure to comply has had, or would reasonably be expected to have, a Material Adverse Effect: (i) each Canadian Pension Plan that is sponsored or administered by any Group Party is duly registered under the Income Tax Act and applicable pension standards legislation and has been administered in accordance with applicable Law and the terms of such plan; (ii) all obligations of each Group Party (including funding, investment and administration obligations) required to be performed in connection with each such Canadian Pension Plan and the funding agreements thereunder have been performed on a timely basis; and (iii) there are no outstanding disputes concerning the assets of any such Canadian Pension Plan and there have been no improper withdrawals of any assets of any such Canadian Pension Plan.

(c)

In respect of each Defined Benefit Plan sponsored or administered by any Group Party (i) the plan’s name, registration number and jurisdiction of registration are disclosed on Schedule 3.1(13), (ii) a copy of the most recently filed actuarial valuation report for the

Stantec Credit Agreement

plan has been provided by the Borrower to the Administrative Agent and the Lenders (for the UK Plan, the most recent statutory actuarial valuation conducted in accordance with Section 224(1) of the UK Pensions Act 2004 and the most recent actuarial report prepared in accordance with that section), (iii) no changes have occurred since the date of the most recently filed actuarial valuation report for the UK Plan or are reasonably expected to occur which would materially adversely affect the conclusion set out in the most recently filed actuarial valuation report, and (iv) no events have occurred which could reasonably be expected to result in a wind-up or termination of the UK Plan by any Governmental Authority, in whole or in part.

(d)	In respect of each Canadian Pension Plan that is a Canadian Multi-Employer Pension Plan, (i) the plan’s name, registration number and jurisdiction of registration are disclosed on Schedule 3.1(13), and (ii) a copy of any participation agreement and any other agreement governing the terms on which any Group Party participates in such plan has been provided by the Borrower to the Administrative Agent and the Lenders.

(e)	All employee and employer contributions (including special payments and any other payments in respect of any funding deficiencies or shortfall, where applicable) required to have been remitted to the Canadian Pension Plans under the terms of the applicable plan and applicable Law, or under any collective agreement or participation agreement in respect of any Canadian Multi-Employer Pension Plan have been properly withheld and remitted to the funding arrangement for the plan in accordance with applicable Law except where any failure to remit is not material.

(f)	Except where the failure to comply has had, or would reasonably be expected to have, a Material Adverse Effect, each Foreign Pension Plan has been established, registered (where applicable), administered and maintained in accordance with applicable Law and the terms of such plan. All premiums, contributions and any other amounts which have become due under or in respect of any Foreign Pension Plan pursuant to applicable Law or the terms of the plan have been paid or accrued, as required, except where any failure to remit is not material.

(14) Subsidiaries. As of the Closing Date, Schedule 3.1(14) correctly sets forth:

(a)	the legal name of each Group Party and its form of legal entity and jurisdiction of organization;

(b)	the Equity Securities issued and outstanding by each Credit Party, and the registered and beneficial owners thereof; and

(c)	a corporate organizational chart of the Borrower and its subsidiaries.

Except as described in Schedule 3.1(14), as of the Closing Date, no Credit Party owns any Equity Securities or debt securities which are convertible into, or exchangeable for, Equity Securities of any other Person. Unless otherwise indicated in Schedule 3.1(14), as of the Closing Date, there are no outstanding options, warrants or other rights to purchase Equity Securities of any Credit Party (other than the Borrower), and all such Equity Securities so owned are duly authorized, validly issued, fully paid and non-assessable, and were issued in compliance with all applicable federal, provincial or foreign securities and other Laws, and are free and clear of all Liens, except for Permitted Liens.

Stantec Credit Agreement

(15) Insurance. The Group Parties maintain insurance policies and coverage in compliance with Section 5.1(9). All such material policies are in full force and effect, all premiums with respect thereto have been paid in accordance with their respective terms, and no notice of cancellation or termination has been received with respect to any such policy. Any certificate of insurance delivered to the Administrative Agent hereunder contains an accurate and complete description of all material policies of insurance owned or held by each Group Party as at the time of such delivery.

(16) [Intentionally Deleted].

(17) Environmental Matters. Except as disclosed to the Lenders in Schedule 3.1(17):

(a)	Environmental Laws, Etc. Neither any property of the Group Parties nor the operations conducted thereon by the Group Parties violate any applicable order of any court or Governmental Authority or any Environmental Laws, which violation could reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(b)	Notices, Permits, Etc. All notices, permits, licenses or similar authorizations, if any, required to be obtained or filed by the Group Parties in connection with the operation or use of any and all property of the Group Parties, including but not limited to past or present treatment, transportation, storage, disposal or Release of Hazardous Materials into the environment, have been duly obtained or filed, except to the extent the failure to obtain or file such notices, permits, licenses or similar authorizations could not reasonably be expected to have a Material Adverse Effect, or which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(c)	Hazardous Substances Carriers. All Hazardous Materials generated at any and all property of the Group Parties by or on behalf of the Group Parties have been treated, transported, stored and disposed of only in accordance with all Environmental Laws applicable to them, except to the extent the failure to have such Hazardous Materials transported, treated or disposed of by such carriers could not reasonably be expected to have a Material Adverse Effect, and only at treatment, storage and disposal facilities maintaining valid permits under applicable Environmental Laws, which carriers and facilities have been and are operating in compliance with such permits, except to the extent the failure to have such Hazardous Materials treated, transported, stored or disposed of at such facilities, or the failure of such carriers or facilities to so operate, could not reasonably be expected to have a Material Adverse Effect or which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(d)

Hazardous Materials Disposal. To the knowledge of the Group Parties, no Hazardous Materials have been disposed of or otherwise released and there has been no threatened Release of any Hazardous Materials on or to any property of the Group Parties other than in compliance with Environmental Laws, except to the extent such Release or Hazardous Materials could not reasonably be expected to have a Material Adverse Effect or which could not reasonably be expected to result in remedial obligations having a Material

Stantec Credit Agreement

Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(e)	Claims. Except as disclosed in Schedule 3.1(17), there are no actions, suits or proceedings pending against or, to the knowledge of the Borrower, threatened against any of the Group Parties pursuant to Environmental Law, as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(18) Employee Matters.

(a)	Except as set out in Schedule 3.1(18), none of the Group Parties, nor any of their respective employees, is subject to any collective bargaining agreement. There are no strikes, work slowdowns or work stoppages pending or, to the best knowledge of the Borrower, threatened against the Group Parties, or their respective employees, which could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(b)	Except as may be required by applicable Laws, no Group Party is subject to any claim by or liability to any of their respective officers, directors or employees for salary (including vacation pay) or benefits which would rank in whole or in part pari passu with or prior to the Liens created by the Security Documents.

(19) Fiscal Year. The Fiscal Year ends on December 31st of each calendar year, and the Fiscal Quarters end on the last day of each of March, June, September, and December of each calendar year.

(20) Residency of Borrower for Tax Purposes. The Borrower is a resident of Canada for the purposes of the Income Tax Act.

(21) Reporting Issuer. The Borrower is a reporting issuer not in default in each of the Provinces of Canada and the common shares of the Borrower are listed and posted for trading on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol STN.

(22) Limited Credit Parties. There are no Limited Credit Parties other than as have been identified in writing to the Administrative Agent pursuant to Section 5.1(1)(e).

(23) “Know Your Customer” Information. All materials and information provided to each of the Lenders in connection with applicable “know your customer” and AML Legislation are true and correct.

(24) Anti-Corruption Laws and Sanctions. Each Group Party has implemented and maintains in effect policies and procedures designed to ensure compliance by such Group Party and its directors, officers, employees and Relevant Agents with Anti-Corruption Laws and Sanctions. Each Group Party and, to the knowledge of the Group Parties, its directors, officers, employees and Relevant Agents is in compliance with Anti-Corruption Laws and Sanctions. No Group Party or, to the knowledge of any Group Party, any of its directors, officers or employees or Relevant Agents is a Sanctioned Person or is engaged in any activity that would reasonably be expected to result in such Group Party being designated as a Sanctioned Person. No Borrowing or Letter of Credit, use of proceeds or other transaction contemplated by this Agreement will violate Anti-Corruption Laws or Sanctions.

Stantec Credit Agreement

(25) Investment and Holding Company Status. Neither the Borrower nor any Group Party is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

(26) Compliance with ERISA.

(a)	Each US Plan is in compliance in form and operation with its terms and with ERISA and the Code (including without limitation the Code provisions compliance with which is necessary for any intended favorable tax treatment) and all other applicable laws and regulations, except where any failure to comply could not reasonably be expected to have a Material Adverse Effect. Each US Plan (and each related trust, if any) which is intended to be qualified under Section 401(a) of the Code has received an individual favorable determination letter from the IRS to the effect that it meets the requirements of Sections 401(a) and 501(a) of the Code covering all applicable tax law changes or is comprised of a pre-approved plan that has received a national office opinion letter from the IRS, and, nothing has occurred since the date of such determination that would adversely affect such determination (or, in the case of a US Plan with no individual favourable determination letter, nothing has occurred that would preclude reliance on a national office opinion letter or otherwise materially adversely affect such qualification). No ERISA Event has occurred other than as would not have a Material Adverse Effect.

(b)	There exists no Unfunded Pension Liability with respect to US Plans in the aggregate (taking into account only Plans with positive Unfunded Pension Liability) in excess of Cdn.$20,000,000.

(c)	There are no actions, suits or claims pending against or involving a US Plan (other than routine claims for benefits) or, to the knowledge of any Credit Party or any ERISA Affiliate, threatened, which would reasonably be expected to be asserted successfully against any US Plan and, if so asserted successfully, would reasonably be expected either singly or in the aggregate to have a Material Adverse Effect.

(d)	Each Credit Party and each ERISA Affiliate have made all material contributions to or under each US Plan and Multiemployer Plan required by law within the applicable time limits prescribed thereby, the terms of such US Plan or Multiemployer Plan, respectively, or any contract or agreement requiring contributions to a US Plan or Multiemployer Plan save where any failure to comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(e)

No US Plan which is subject to Section 412 of the U.S. Revenue Code or Section 302 of ERISA has applied for or received an extension of any amortization period, within the meaning of Section 412 of the U.S. Revenue Code or Section 303 or 304 of ERISA. Each Credit Party, and each ERISA Affiliate have not ceased operations at a facility so as to become subject to the provisions of Section 4068(a) of ERISA, withdrawn as a substantial employer so as to become subject to the provisions of Section 4063 of ERISA or ceased making contributions to any US Plan subject to Section 4064(a) of ERISA to which it made contributions. No Credit Party and no ERISA Affiliate has incurred or reasonably expects to incur any liability to PBGC save for any liability for premiums due in the ordinary course or other liability which would not reasonably be expected to have a Material Adverse Effect, and no lien imposed under the U.S. Revenue Code or ERISA on the assets of any Credit Party or any ERISA Affiliate exists or is likely to arise on

Stantec Credit Agreement

account of any US Plan. No Credit Party and no ERISA Affiliate has any liability under Section 4069 or 4212(c) of ERISA.

(27) Margin Stock. Neither the Borrower nor Group Party is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U of the Federal Reserve Board), and no proceeds of any Borrowing will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock in contravention of Regulation U or X of the Federal Reserve Board.

ARTICLE 4

CONDITIONS

4.1	Effective Date.

The obligations of the Lenders to make Loans and of the Issuing Banks to issue Letters of Credit hereunder shall not become effective unless each of the conditions listed below is satisfied (or waived pursuant to Section 9.2).

(1) Credit Agreement. The Administrative Agent, each Lender, and the Issuing Banks shall have received from each party hereto either (a) a counterpart of this Agreement signed on behalf of each party hereto, or (b) written evidence satisfactory to the Administrative Agent (which may include a facsimile or other electronic -transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

(2) Initial Security Documents. Subject to the Security Principles, the Administrative Agent shall have received the Initial Security Documents.

(3) Perfection of Liens. Subject to the Security Principles, the Initial Security Documents and the Initial Target Documents shall have been registered (or arrangements for registration satisfactory to the Administrative Agent, acting reasonably, shall have been made) in all offices in which, in the opinion of the Administrative Agent or its counsel, registration is necessary or of advantage to perfect or render opposable to third parties the Liens intended to be created thereby. The Administrative Agent shall have received and be satisfied with the results of all personal property, pending litigation, judgment, bankruptcy, bulk sale, execution and other searches conducted by the Administrative Agent and its counsel with respect to the Credit Parties in all jurisdictions selected by the Administrative Agent and its counsel.

(4) Legal Opinions. The Administrative Agent shall have received a favourable written opinion of Bennett Jones LLP, as lead Canadian counsel to the Borrower, Paul, Weiss, Rifkind, Wharton & Garrison LLP, as U.S. counsel to the Borrower, Dentons LLP, as Quebec counsel to the Borrower, and Hogan Lovells US LLP, as U.S. counsel to the Initial Target, covering such customary matters relating to the Credit Parties, this Agreement, the other Loan Documents, or the Transactions as the Lenders shall reasonably request (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which counsel has relied). The Administrative Agent shall also have received favourable written opinions of such special and local counsel to the Borrower covering such customary matters relating to the Credit Parties, the Loan Documents or the Transactions as the Lenders shall reasonably request (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which such counsel has relied). The Borrower hereby requests each such counsel to deliver such opinions and supporting materials. All opinions and certificates referred to in this Section 4.1(4) shall be addressed to the Administrative Agent and the other Secured Parties and dated the Closing Date.

Stantec Credit Agreement

(5) Corporate Certificates. The Administrative Agent shall have received:

(a)	certified copies of the resolutions of the board of directors, general partner, or shareholders, as applicable, of each Credit Party approving, as appropriate, the Loans, this Agreement and the other Loan Documents, and all other documents, if any, to which such Credit Party is a party and evidencing authorization with respect to such documents; and

(b)	a certificate of an officer of each Credit Party, dated as of the Closing Date, and certifying (i) the name, title and true signature of each officer of such Person authorized to execute this Agreement and the other Loan Documents to which it is a party, (ii) the name, title and true signature of each officer of such Person authorized to provide the certifications required pursuant to this Agreement, including certifications required pursuant to Section 5.1(1) and Borrowing Requests, and (iii) that attached thereto is a true and complete copy of the articles of incorporation and bylaws of each Credit Party, as amended to date, and a recent certificate of status, certificate of compliance, good standing certificate or analogous certificate.

(6) Fees. The Administrative Agent, the Lenders, and the Lead Arranger shall have received all fees and other amounts due and payable on or prior to the Closing Date, including, to the extent invoiced, reimbursement or payment of all legal fees and other out-of-pocket expenses required to be reimbursed or paid by the Borrower hereunder or under any other Loan Document.

(7) Delivery of Financial Statements. The Administrative Agent and the Lenders shall have received (a) the audited Consolidated and consolidating balance sheets, statements of income and retained earnings and statements of changes in financial position of the Initial Target for the Fiscal Year ended January 2, 2015 and January 1, 2016, and (b) the balance sheet of the Borrower prepared as at December 31, 2015 on a pro forma unaudited Consolidated basis assuming the completion of the Transactions.

(8) Compliance Certificate. The Administrative Agent shall have received a Compliance Certificate from a Responsible Officer of the Borrower prepared on a pro forma basis after giving effect to the Loans to be made on the Closing Date and the consummation of the other Transactions.

(9) Solvency Certificate. The Administrative Agent shall have received a Solvency Certificate from the Chief Financial Officer of the Borrower confirming the pro forma solvency of the Group Parties after giving effect to the Transactions.

(10) “Know Your Customer” Information. The Administrative Agent and the Lenders shall have received all documentation and other information with respect to the Credit Parties that is required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including AML Legislation, the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) and OFAC.

(11) Cancellation of Existing Credit Facilities. The Borrower shall have repaid (or made satisfactory arrangements for the repayment of) all Indebtedness outstanding under the Existing Stantec Credit Agreement, the Existing MWH Credit Agreement and the Existing Notes (and credit facilities thereunder shall have been cancelled permanently), such that no Credit Party shall have any Indebtedness (or commitment therefor) that will survive the Closing Date except Indebtedness permitted under Section 6.1(1).

Stantec Credit Agreement

(12) Execution and Delivery of Documents. Each Credit Party shall have duly authorized, executed and delivered all documents required hereunder, all in form and substance reasonably satisfactory to the Administrative Agent. Such documents may be delivered to the Administrative Agent (or its counsel) by way of facsimile or other means of electronic transmission, provided that such number of original copies as may be reasonably requested shall be delivered by or on behalf of the Borrower to the Administrative Agent (or its counsel) within 7 days of the Closing Date.

(13) No Material Adverse Change. Since December 31, 2015, no Company Material Adverse Effect (as defined in the Initial Acquisition Agreement) shall have occurred.

(14) Initial Acquisition Agreement. The Administrative Agent shall have received a certified true copy of the Initial Acquisition Agreement, which shall remain in full force and effect, unamended.

(15) Consummation of Initial Acquisition. The terms and conditions of the Initial Acquisition Agreement shall have been complied with and all conditions precedent set out therein (other than the payment of that portion of the purchase price being funded with the Loans) shall have been satisfied without giving effect to any amendments or modifications to the provisions thereof or express waivers or consents thereto that, in each case, are materially adverse to the interests of the Lenders without the consent of the of the Administrative Agent, such consent not to be unreasonably withheld, conditioned or delayed (it being understood that any increase in the aggregate consideration for the Initial Acquisition shall be deemed not to be materially adverse to the Lenders to the extent funded with equity proceeds of the Borrower (which if not common equity shall be reasonably acceptable to the Administrative Agent)), such that the Initial Acquisition shall be consummated contemporaneously with the making of the Loans on the Closing Date.

(16) Initial Acquisition Representations. The representations and warranties in the Initial Acquisition Agreement made with respect to the Initial Target and its subsidiaries and their respective businesses that are material to the interests of the Lenders are true and correct, but only to the extent that the Borrower has the right (determined without regard to any notice requirement) to terminate its obligations (or refuse to consummate the Initial Acquisition) under the Initial Acquisition Agreement as a result of a breach of such representations.

(17) Initial Target Documents. All Initial Target Documents shall have been tabled to the Administrative Agent in escrow. The Borrower agrees that all such materials shall be automatically released from escrow and unconditionally delivered to the Administrative Agent upon completion of the Initial Acquisition.

(18) Representations and Warranties. The Specified Representations shall be true and correct on and as of the date of this Agreement.

4.2	Each Credit Event.

The obligation of each Lender to make a Loan on the occasion of any Borrowing, and of the Issuing Banks to issue, amend, renew or extend any Letter of Credit (excluding, in each case, on the occasion of the initial Borrowings hereunder), is subject to the satisfaction of the following conditions:

(a)	the representations and warranties of the Borrower set out in this Agreement shall be true and correct on and as of the date of each such Borrowing as if made on such date (except where such representation or warranty is stated to be made as of a particular date);

Stantec Credit Agreement

(b)	at the time of and immediately after giving effect to such Borrowing, no Default shall have occurred and be continuing; and

(c)	the Administrative Agent shall have received a Borrowing Request in the manner and within the time period required by Section 2.3.

Each Borrowing shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the accuracy of the matters specified in Sections 4.2(a) and (b). This requirement does not apply on the conversion or rollover of an existing Borrowing provided that the aggregate outstanding Borrowings will not be increased as a consequence thereof.

ARTICLE 5

AFFIRMATIVE COVENANTS

5.1	Covenants.

From (and including) the Closing Date until the Termination Date, the Borrower covenants and agrees with the Lenders as follows:

(1) Financial Statements and Other Information. The Borrower shall furnish to the Administrative Agent for distribution to each Lender:

(a)	as soon as available and in any event within 90 days after the end of each Fiscal Year, the audited Consolidated balance sheet and related statements of income, retained earnings and changes in financial position of the Borrower as of the end of and for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all reported on by independent auditors of recognized national standing (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower on a Consolidated basis;

(b)	as soon as available and in any event within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year (other than the Fiscal Quarter ending March 31, 2016), the unaudited Consolidated balance sheet and related statements of income, retained earnings and changes in financial position of the Borrower as of the end of and for such Fiscal Quarter and the then elapsed portion of the Fiscal Year which includes such Fiscal Quarter, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous Fiscal Year, all certified by a Responsible Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower on a Consolidated basis, subject to normal year-end audit adjustments;

(c)	concurrently with the financial statements required pursuant to Sections 5.1(1)(a) and (b), a Compliance Certificate;

(d)	as soon as available and in any event within 90 days after the end of each Fiscal Year, a copy of forecasts prepared by management of the Borrower in respect of its business operations on a Consolidated basis and a statement of all of the material assumptions on which such forecasts are based, including an annual income statement, balance sheet and cashflow statement;

Stantec Credit Agreement

(e)	promptly after the Borrower learns of the receipt or occurrence of any of the following, a certificate of the Borrower, signed by a Responsible Officer of the Borrower, specifying (i) any event which constitutes a Default or Event of Default, together with a detailed statement specifying the nature thereof and the steps being taken to cure such Default or Event of Default, (ii) the receipt of any notice from, or the taking of any other action by, the holder of any promissory note, debenture or other evidence of Indebtedness of any Group Party in an amount in excess of Cdn.$10,000,000 with respect to an actual or alleged default of which a Responsible Officer of the Borrower has actual notice, together with a detailed statement specifying the notice given or other action taken by such holder and the nature of the claimed default and what action the relevant Group Party is taking or proposes to take with respect thereto, (iii) any notice of termination or other proceedings or actions which could reasonably be expected to adversely affect any of the Loan Documents, (iv) any event or condition not previously disclosed to the Administrative Agent, which violates any Environmental Laws and which could potentially, in the Borrower’s reasonable judgment, have a Material Adverse Effect, (v) the existence of any Limited Credit Party, and (vi) any other event, development or condition which may reasonably be expected to have a Material Adverse Effect;

(f)	promptly after the occurrence thereof, notice of the institution of or any material adverse development in any action, suit or proceeding or any governmental investigation or any arbitration before any court or arbitrator or any Governmental Authority or official against any Group Party or any material property thereof which could reasonably be expected to have a Material Adverse Effect;

(g)	(i) promptly after the filing thereof with any Governmental Authority, copies of each actuarial report and any material applications for regulatory approval of surplus asset withdrawals with respect to the UK Plan and each Canadian Pension Plan sponsored or administered by any Group Party, (ii) promptly after becoming aware of any material failure to withhold, make, remit or pay any employee or employer payments, contributions (including “normal cost”, “special payments” and any other payments in respect of any funding deficiencies or shortfalls) to a Canadian Pension Plan or the UK Plan in accordance with applicable Law or the occurrence of any event which could reasonably be expected to result in the termination of any Canadian Pension Plan or the UK Plan, written notice thereof, together with an explanation of the actions taken or proposed to be taken by any Credit Parties relating thereto, and (iii) upon request by the Administrative Agent, copies of any notifications of remittances or similar documents prepared and delivered to the trustee or custodian of any Canadian Pension Plan sponsored or administered by any Group Party or the UK Plan pursuant to section 56.1 of the Pension Benefits Act (Ontario) or similar applicable legislation in another jurisdiction;

(h)

concurrently with any delivery of financial statements under Section 5.1(1)(a) or (b) a certificate of a Responsible Officer of the Borrower identifying (i) any change in GAAP or in the application thereof that has occurred since the date of the last audited financial statements delivered pursuant to Section 5.1(1)(a) and specifying the effect of such change on the financial statements accompanying such certificate, (ii) all Subsidiaries and whether any Subsidiary was formed or acquired since the end of the previous Fiscal Quarter, (iii) any interest in real property or improvements thereto with a value exceeding Cdn.$1,000,000 that have been acquired by any Group Party since the end of the previous Fiscal Quarter, (iv) any changes of the type described in Section 5.1(13)) that have not been previously reported by the Borrower, (v) any Permitted Acquisitions that have been consummated since the end of the previous Fiscal Quarter, including the date on which

Stantec Credit Agreement

each such Permitted Acquisition was consummated and the consideration therefor, (vi) any prepayment events set out in Section 2.9 that have occurred since the end of the previous Fiscal Quarter and setting forth a reasonably detailed calculation of the Net Proceeds received therefrom, and (vii) the creation, dissolution, merger, amalgamation or acquisition of any Group Party;

(i)	promptly following the request therefor, such other documentation and information regarding the operations, business affairs, and financial condition of any Group Party, or compliance with the terms of this Agreement or any Loan Document, as the Administrative Agent or the Lenders may reasonably request; and

(j)	concurrently with the delivery of the financial statements under Section 5.1(1)(a) or (b) a supplement to any Schedule hereto, or any representation herein or in any other Loan Document, with respect to any matter hereafter arising that, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such Schedule or as an exception to such representation or that is necessary to correct any information in such Schedule or representation which has been rendered inaccurate thereby (and, in the case of any supplements to any Schedule, such Schedule shall be appropriately marked to show the changes made therein); provided that (i) no such supplement to any such Schedule or representation shall amend, supplement or otherwise modify any Schedule or representation, or be or be deemed a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by the Administrative Agent and the Required Lenders in writing, and (ii) no supplement shall be required or permitted as to representations and warranties that relate solely to the Closing Date.

The delivery requirements set out in Section 5.1(1)(a) and (b) may be satisfied by posting such information on www.sedar.com or on an intralinks website to which the Administrative Agent and the Lenders have access, as applicable, and forthwith advising the Administrative Agent that such periodic reports and filings have been so posted and the details of the website on which the same have been posted

(2) Existence; Conduct of Business. The Borrower shall, and shall cause each other Group Party to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence (subject only to Section 6.1(3)), and except to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect, obtain, preserve, renew and keep in full force and effect any and all rights, licenses, permits, privileges and franchises material to the conduct of its business.

(3) Payment of Obligations. The Borrower shall, and shall cause each other Group Party to, pay its obligations, including Tax liabilities, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, and (b) the Borrower or such Group Party has set aside on its books adequate reserves with respect thereto in accordance with GAAP.

(4) Maintenance of Properties. The Borrower shall, and shall cause each other Group Party to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(5) Books and Records; Inspection Rights. The Borrower shall, and shall cause each other Group Party to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. The Borrower shall, and shall

Stantec Credit Agreement

cause each other Group Party to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice and no more than once a year while no Default or Event of Default exists, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times during normal business hours and subject to compliance with such Group Party’s health and safety requirements.

(6) Compliance with Laws. The Borrower shall, and shall cause each other Group Party to, comply with all Laws and orders of any Governmental Authority applicable to it or its property and with all of its material contractual obligations, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. The Borrower shall, and shall cause each other Group Party to, comply with all Anti-Corruption Laws and Sanctions in all material respects.

(7) Use of Proceeds. The proceeds of the Term Loans and the Revolving Loans shall be used on the Closing Date solely to (i) partially fund the Initial Acquisition, (ii) to repay Indebtedness of the Borrower under or in connection with the Existing Stantec Credit Agreement, (iii) to finance the redemption (including any make whole premiums) by the Borrower of the Existing Notes, (iv) to repay Indebtedness of the Initial Target under or in connection with the Existing MWH Credit Agreement, and (v) to pay the related fees and expenses in connection with the foregoing. Following the Closing Date, the proceeds of the Revolving Loans shall be used for working capital and other general corporate purposes of the Borrower, including the financing of Permitted Acquisitions following the Closing Date.

(8) Further Assurances.

(a)	The Borrower shall, and shall cause each other Credit Party to, cure promptly any defects in the execution and delivery of the Loan Documents, including this Agreement. Upon request, the Borrower shall, at its expense, as promptly as practical, execute and deliver to the Administrative Agent, all such other and further documents, agreements and instruments (and cause each other Credit Party to take such action) in compliance with or performance of the covenants and agreements of the Borrower or any other Credit Party in any of the Loan Documents, including this Agreement, or to further evidence and more fully describe the Collateral, or to correct any omissions in any of the Loan Documents, or more fully to state the security obligations set out herein or in any of the Loan Documents, or to perfect, protect or preserve any Liens created pursuant to any of the Loan Documents, or to make any recordings, to file any notices, or obtain any consents, all as may be necessary or appropriate in connection therewith, in the judgment of the Administrative Agent, acting reasonably.

(b)

The Borrower shall, and shall cause each of the other Credit Parties to, perform and satisfy to the satisfaction of the Administrative Agent and its counsel each of the requirements (the “Post-Closing Requirements”) listed in Schedule 5.1(8) on or before the date by which such Post-Closing Requirement is to be required to be performed pursuant thereto. For greater certainty, the Borrower acknowledges and agrees that the Post-Closing Requirements expressly include the obligation of the Borrower to, and to cause each of the other Credit Parties to, co-operate fully and promptly with the Administrative Agent and its counsel with respect to the completion of each of the Post-Closing Requirements and the provision of all information and documents as the Administrative Agent or its counsel, acting reasonably, may deem necessary or advisable (i) to determine what actions must be taken to fulfil each of the Post-Closing Requirements, (ii) to complete and fulfil each of the Post-Closing Requirements, and

Stantec Credit Agreement

(iii) to confirm and assess whether all actions necessary to fulfil each of the Post-Closing Requirements have been taken. The Administrative Agent, by instrument in writing and without any consent from any of the Lenders, may, in its sole and absolute discretion, (A) extend any deadline for completion of a Post-Closing Requirement if the Administrative Agent, acting in good faith, believes that the extension will enable the Borrower and the Credit Parties to comply with such Post-Closing Requirement and such extension will not have a material adverse effect upon the Lenders, and (B) may release the Borrower and the Credit Parties from any Post-Closing Requirement identified on Schedule 5.1(8) if the Administrative Agent, acting in good faith, believes that the Borrower and the Credit Parties have used reasonable commercial efforts to satisfy such Post-Closing Requirement but are unable to do so as a result of a lack of any required consent, approval or other agreement from any relevant third party.

(9) Insurance.

(a)	The Borrower shall, and shall cause each other Group Party to, maintain or cause to be maintained, with financially sound and reputable insurers, insurance with respect to their respective properties and business against such liabilities, casualties, risks and contingencies and in such types (including business interruption insurance and flood insurance) and amounts and with deductibles as are customary in the case of Persons engaged in the same or similar businesses and similarly situated and in accordance with any requirement of any Governmental Authority; provided that the Group Parties may self-insure against such liabilities, casualties, risks and contingencies in accordance with historical practice and applicable Laws where the Borrower, acting reasonably, determines that such self-insurance is not inconsistent with prudent risk management.

(b)	In the case of any fire, accident or other casualty causing loss or damage to any property of any Group Party used in generating cash flow or required by applicable Law, all proceeds of such policies shall be used to either (i) promptly repair or replace any such damaged property, or (ii) repay Loans in accordance with Section 2.9(2)(a).

(c)	The Borrower shall obtain endorsements to the policies pertaining to all physical properties in which the Administrative Agent shall have a Lien under the Loan Documents, naming the Administrative Agent as an additional insured (with respect to liability insurance only) and a loss payee and containing (i) provisions that such policies will not be cancelled without 30 days prior written notice having been given by the insurance company to the Administrative Agent, and (ii) a standard non-contributory “mortgagee”, “lender” or “secured party” clause, as well as such other provisions as the Administrative Agent may reasonably require to fully protect the Administrative Agent’s interest in the Collateral and to any payments to be made under such policies. Upon written request, all original policies or true copies thereof are to be delivered to the Administrative Agent, together with evidence of payment of all premiums therefor.

(d)

In the event the Borrower fails to provide the Administrative Agent, upon request, with timely evidence, acceptable to the Administrative Agent, acting reasonably, of the maintenance of insurance coverage required pursuant to Section 5.1(9), or in the event that any Group Party fails to maintain such insurance, the Administrative Agent may purchase or otherwise arrange for such insurance, but at the Borrower’s expense and without any responsibility on the Administrative Agent’s part for: (i) obtaining the insurance; (ii) the solvency of the insurance companies; (iii) the adequacy of the coverage; or (iv) the collection of claims. The insurance acquired by the Administrative

Stantec Credit Agreement

Agent may, but need not, protect any Group Party’s interest in the Collateral, and therefore such insurance may not pay claims which a Group Party may have with respect to the Collateral or pay any claim which may be made against a Group Party in connection with the Collateral. In the event the Administrative Agent purchases, obtains or acquires insurance covering all or any portion of the Collateral, the Borrower shall be responsible for all of the applicable costs of such insurance, including premiums, interest (at the applicable interest rate for Revolving Loans set forth in Section 2.5), fees and any other charges with respect thereto, until the effective date of the cancellation or the expiration of such insurance. The Administrative Agent may charge all of such premiums, fees, costs, interest and other charges to the Borrower’s Revolving Loan account. The Borrower hereby acknowledges that the costs of the premiums of any insurance acquired by the Administrative Agent may exceed the costs of insurance which the Borrower may be able to purchase on its own. In the event that the Administrative Agent purchases such insurance, the Administrative Agent shall promptly, and in any event within 15 days, notify the Borrower of said purchase.

(e)	Upon the occurrence and continuance of an Event of Default (and without limiting any other rights of the Administrative Agent or the Lenders hereunder or under any other Loan Document), (i) the Administrative Agent shall, subject to the rights of any holders of Permitted Liens holding claims senior to the Administrative Agent, have the sole right, in the name of the Administrative Agent or any applicable Group Party, to file claims under any insurance policies, to receive, receipt and give acquittance for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies, and (ii) all insurance proceeds in respect of any Collateral shall be paid to the Administrative Agent. In such event, the Administrative Agent shall apply such insurance proceeds to the obligations of the Borrower in accordance with Section 2.9(2)(b).

(10) Operation and Maintenance of Property. The Borrower shall, and shall cause each other Group Party to, manage and operate its business or cause its business to be managed and operated (a) in accordance with prudent industry practice in all material respects and in compliance in all material respects with the terms and provisions of all applicable licenses, leases, contracts and agreements, and (b) in compliance with all applicable Laws of the jurisdiction in which such businesses are carried on, and all applicable Laws of every other Governmental Authority from time to time constituted to regulate the ownership, management and operation of such businesses, except where a failure to so manage and operate would not have a Material Adverse Effect.

(11) Security Package.

(a)

Credit Party Guarantee. In accordance with and subject to the Security Principles, the Borrower shall, and shall cause and each present and future Subsidiary to, enter into, or accede to, the Credit Party Guarantee, such that such Person guarantees in favour of the Administrative Agent, for the benefit of the Secured Parties, all Secured Liabilities of other Credit Parties. The obligation of a Person to accede to the Credit Party Guarantee shall arise as soon as reasonably practicable after such Person becomes a Subsidiary or is otherwise required to do so pursuant to the Security Principles. Notwithstanding the Security Principles, the Borrower may elect at any time, at its sole discretion, to cause any Non-Credit Party Subsidiary to enter into, or accede to, the Credit Party Guarantee

Stantec Credit Agreement

and to otherwise comply with all other terms and conditions in this Section 5.1(11) applicable to Credit Parties.

(b)	Liens. In accordance with and subject to the Security Principles, the Borrower shall, and shall cause each present and, subject to the following sentence, future Credit Party to, provide at all times in favour of the Administrative Agent, for the benefit of the Secured Parties, a first-priority Lien (subject only to Permitted Liens) over all present and future personal property and real property of such Credit Party (subject to customary exclusions) as security for its Secured Liabilities, together with such supporting materials as may be required to ensure the perfection or priority of such Lien. The obligation of a Credit Party to provide and perfect any such Lien shall arise as soon as is reasonably practicable following such Person (i) becoming a Credit Party, or (ii) acquiring assets, property or undertaking that are not already subject to a Lien that complies with the Security Principles.

(c)	Supporting Materials. In connection with the execution and delivery of any Security Document pursuant to Section 5.1(11), the Borrower shall, or shall cause the relevant other Credit Party to, deliver to the Administrative Agent such corporate resolutions, certificates, legal opinions and such other related documents as shall be reasonably requested by the Administrative Agent and consistent with the relevant forms and types thereof delivered on the Closing Date or as shall be otherwise reasonably acceptable to the Administrative Agent.

(12) Financial Covenants. The Borrower shall:

(a)	Leverage Ratio. Maintain at all times a Leverage Ratio not exceeding 3.00 to 1.00; provided that, upon the consummation of a Material Acquisition and for a period extending to and including the end of the fourth full Fiscal Quarter after the completion of such Material Acquisition, the Leverage Ratio shall not exceed 3.50 to 1.00.

(b)	Interest Coverage Ratio. Maintain at all times an Interest Coverage Ratio of not less than 3.00 to 1.00.

(13) Registrations. The Borrower shall record, file or register, at its own expense, applications for registration or financing statements (and continuation or financing change statements when applicable), and make any other registrations or filings, including where required, the registration of each of the Security Documents (collectively, “Registrations”) with respect to the Collateral now existing and hereafter created or arising and the creation of Liens therein under and as contemplated by the Security Documents, meeting the requirements of applicable Law, in such manner and in such jurisdictions as are necessary or desirable to protect, perfect and maintain the protection and perfection of, such Liens, and to deliver a file stamped copy of each such Registration or other evidence of such Registration to the Administrative Agent on or prior to the Closing Date. If any Credit Party (a) makes any change in its name, jurisdiction or organization or corporate structure, (b) changes its place of domicile, registered head office or chief executive office, or (c) takes any other action, which in any such case would, under the applicable Law, require the amendment of any Registration recorded, registered and filed in accordance with the provisions hereof, the Borrower shall within 10 days after a change referred to in Section 5.1(13)(a) or prior to the taking of any action referred to in Section 5.1(13)(b) or (c), give the Administrative Agent notice of any such change or other action and shall promptly file such Registrations as may be necessary or desirable to continue the perfection of the Liens in the Collateral intended under the Security Documents. The Administrative Agent shall be under no obligation

Stantec Credit Agreement

whatsoever to record, file or register any Registration, or to make any other recording, filing or registration in connection herewith.

(14) Wholly-Owned Subsidiary. The Borrower shall, and shall cause each other Credit Party to, ensure that each Credit Party (other than the Borrower, Harza International Development Co., LLC and any Stantec Structured Entity that is or becomes a Credit Party) remains a Wholly-Owned Subsidiary of another Credit Party.

(15) Canadian Pension Plans and Foreign Pension Plans. The Borrower shall, and shall cause each other Group Party to, ensure that each Canadian Pension Plan, and each Foreign Pension Plan, that is sponsored or administered by any Group Party is administered in material compliance with the terms of the applicable plan, the applicable funding agreement and any other documents governing the plan, and applicable Law. The Borrower shall, and shall cause each other Group Party to, promptly provide the Administrative Agent with any documentation relating to any of the Canadian Pension Plans, or Foreign Pension Plans, that is within the possession or control of the Group Party as the Administrative Agent may reasonably request. The Borrower shall, and shall cause its Subsidiaries to, notify the Administrative Agent within thirty (30) days of: (i) any material increase in the obligations or liabilities of any Group Party under any Canadian Pension Plan or (where allowed under the local Laws applicable to the Foreign Pension Plan) Foreign Pension Plan; (ii) any Group Party assuming any obligation to sponsor, administer, participate in or contribute to any Canadian Pension Plan, or Foreign Pension Plan, in respect of which such Group Party did not previously have an obligation to sponsor, administer, participate in or contribute to, as applicable; or (iii) any contribution notice, financial support direction or restoration notice being imposed by the UK Pension Regulator on any Group Party under sections 38 to 51 of the Pensions Act 2004 (UK).

(16) Initial Acquisition. On the Closing Date and immediately following the advance of the Loans, the Borrower shall complete the Initial Acquisition in accordance with the terms of the Initial Acquisition Agreement, immediately following which the Borrower shall deliver, or cause to be delivered, to the Administrative Agent the Initial Target Documents.

ARTICLE 6

NEGATIVE COVENANTS

6.1	Negative Covenants.

From (and including) the Closing Date until the Termination Date, the Borrower covenants and agrees with the Lenders as follows:

(1) Indebtedness. The Borrower shall not, and shall not permit any other Group Party to, create, incur, assume or permit to exist any Indebtedness, except:

(a)	any Indebtedness created hereunder (including, without limitation, the Existing Letters of Credit);

(b)	any unsecured Indebtedness of a Credit Party owing to any other Credit Party (other than a Limited Credit Party);

(c)	any Indebtedness of a Non-Credit Party Subsidiary owing to any other Non-Credit Party Subsidiary;

Stantec Credit Agreement

(d)	any Indebtedness of a Non-Credit Party Subsidiary owing to a Credit Party incurred pursuant to an Investment permitted under Section 6.1(6);

(e)	any Guarantee by a Credit Party of Indebtedness of any other Credit Party (other than a Limited Credit Party) if such Indebtedness is permitted under this Agreement;

(f)	Capital Lease Obligations and Indebtedness secured by Purchase Money Liens, provided that the aggregate principal amount of Indebtedness permitted by this Section 6.1(1)(f) shall not exceed Cdn.$50,000,000 at any time;

(g)	Secured Hedge Obligations;

(h)	Indebtedness under the Permitted Notes;

(i)	Vendor Earn-Out Debt;

(j)	VTB Debt;

(k)	Share Redemption Indebtedness;

(l)	Indebtedness (which may or may not be secured) in an aggregate principal amount not exceeding Cdn.$75,000,000 at any time outstanding;

(m)	Subordinated Indebtedness;

(n)	any Non-Credit Party Support that, together with Investments made by Group Parties in Non-Credit Party Subsidiaries following the Closing Date, does not exceed a net aggregate principal amount of Cdn.$50,000,000 at any time; and

(o)	Indebtedness of a Person existing at the time such Person became a Subsidiary or assets were acquired from such Person in connection with an Acquisition (other than the Initial Acquisition) permitted pursuant to Section 6.1(7) and any refinancings, refundings, renewals or extensions thereof so long as (i) any such Indebtedness described in this Section 6.1(1)(o) was not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or the acquisition of such assets, and (ii) no Group Party (other than such Person or any other Person that such Person merges with or that acquires the assets of such Person) shall have any liability or other obligation with respect to such Indebtedness.

(2) Liens. The Borrower shall not, and shall not permit any other Group Party to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by the Borrower or any other Group Party except Permitted Liens.

(3) Corporate Changes. The Borrower shall not, and shall not permit any other Group Party to, merge into or amalgamate or consolidate or reorganize with any other Person, or permit any other Person to merge into or amalgamate or consolidate with it, or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing:

(a)	any Group Party may merge into, amalgamate or consolidate with any Credit Party (other than a Limited Credit Party);

Stantec Credit Agreement

(b)	any Non-Credit Party Subsidiary may liquidate or dissolve;

(c)	any Non-Credit Party Subsidiary may merge into, amalgamate or consolidate with any other Non-Credit Party Subsidiary; and

(d)	any Guarantor may liquidate or dissolve if it is a Wholly-Owned Subsidiary of another Credit Party and all of its property passes to such Credit Party,

provided that any transaction pursuant to Section 6.1(3)(a) shall not be permitted unless the merged, amalgamated or continuing corporation provides written confirmation satisfactory to the Administrative Agent, acting reasonably, that it is liable for the obligations of the relevant Credit Party under the Loan Documents.

(4) Permitted Business. The Borrower shall not, and shall not permit any other Group Party to, engage to any material extent in any material business other than businesses of the type conducted by the Group Parties on the date of execution of this Agreement and businesses reasonably related thereto.

(5) Asset Dispositions. The Borrower shall not, and shall not permit any other Credit Party to, make any Asset Disposition, except that the Credit Parties may, so long as no Default or Event of Default is continuing or would be created thereby, convey, sell, transfer or otherwise dispose of in any Fiscal Year, for Fair Market Value to be paid as to not less than 75% thereof in cash on the effective date of such transaction, property the aggregate net book value of which (calculated as of the last day of the most recently completed Fiscal Year or in the case of any tangible property acquired subsequent to such time calculated at the time of such conveyance, sale, transfer or other disposition) does not exceed Cdn$50,000,000; provided that the Net Proceeds therefrom are dealt with in accordance with Section 2.9(2)(a).

(6) Investments. The Borrower shall not, and shall not permit any other Group Party to, make or permit to exist any Investment other than:

(a)	Investments in Cash Equivalents;

(b)	Permitted Credit Party Investments;

(c)	Investments in Non-Credit Party Subsidiaries made following the Closing Date that, together with any Non-Credit Party Support, do not exceed an aggregate net principal amount of Cdn.$50,000,000 at any time;

(d)	Investments made to facilitate tax planning where the amount invested is repaid, distributed or otherwise repatriated on the same day; and

(e)	Investments in Non-Credit Party Subsidiaries existing as at the Closing Date;

(f)	Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business;

(g)	Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss;

Stantec Credit Agreement

(h)	Investments (including debt obligations and Equity Securities) received in connection with the bankruptcy or reorganization of suppliers and customers or in settlement of delinquent obligations of, or other disputes with, customers and suppliers arising in the ordinary course of business or upon the foreclosure (or other transfer of title in lieu of foreclosure) with respect to any Investment;

(i)	Investments of a Person existing at the time such Person becomes a Group Party pursuant to an Acquisition permitted under Section 6.1(7) so long as such Investments were not made in connection with, or in contemplation of, such Person becoming a Group Party; and

(j)	Investments by International Insurance Group Inc. that comply with applicable Laws pertaining to capital requirements.

(7) Acquisitions. The Borrower shall not, and shall not permit any other Group Party to, make or enter into any Acquisition other than Permitted Acquisitions.

(8) Hedge Arrangements. The Borrower shall not, and shall not permit any other Group Party to, enter into any Hedge Arrangement, except:

(a)	Hedge Arrangements entered into in order to hedge or mitigate risks to which any Group Party has actual exposure (other than those in respect of Equity Securities); or

(b)	Hedge Arrangements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of any Group Party.

For the avoidance of doubt, the Borrower shall not engage in any speculative Hedge Arrangements.

(9) Restricted Payments. The Borrower shall not, and shall not permit any other Group Party to, declare, pay or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except that, so long as no Default or Event of Default is continuing or would be caused thereby:

(a)	the Borrower may declare and pay scheduled quarterly dividends;

(b)	the Borrower may declare and pay any dividend, distribution or return of capital with respect to its Equity Securities payable solely in additional Equity Securities;

(c)	a Non-Credit Party Subsidiary may make a Restricted Payment to any other Group Party;

(d)	a Credit Party may declare and pay any dividend, distribution or return of capital with respect to its Equity Securities to another Credit Party (other than a Limited Credit Party);

(e)	a Credit Party (other than the Borrower) may purchase, redeem, retire or acquire any of its Equity Securities or any warrants, options or similar rights with respect to its Equity Securities from another Credit Party (other than Limited Credit Parties);

(f)	a Credit Party may make a payment upon Indebtedness to another Credit Party (other than a Limited Credit Party);

Stantec Credit Agreement

(g)	a Credit Party may make payments upon Subordinated Indebtedness that are not prohibited under any Intercreditor Agreement;

(h)	the Borrower may pay reasonable and customary fees and expenses to independent directors that are not employees of a Credit Party provided that the aggregate amount of such payments (excluding any payments made in connection with the retirement, resignation or termination of any such director) made by the Credit Parties in any Fiscal Year shall not exceed Cdn.$5,000,000; and

(i)	Harza International Development Co., LLC may make a Restricted Payment to MWH International Inc. provided that an amount equal to such payment is promptly distributed by MWH International Inc. to a Credit Party.

(10) Transactions with Affiliates. The Borrower shall not, and shall not permit any other Group Party to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of their Affiliates, except:

(a)	in the ordinary course of business at prices and on terms and conditions not less favourable to the Borrower or such other Group Party than could be obtained on an arm’s-length basis from unrelated third parties;

(b)	transactions between or among Non-Credit Party Subsidiaries;

(c)	transactions between or among Credit Parties (other than Limited Credit Parties) not involving any of their other Affiliates;

(d)	at prices and on terms and conditions where a Credit Party is the net beneficiary; or

(e)	any Restricted Payment permitted by Section 6.1(9)).

(11) Canadian Pension Plan and Foreign Pension Plan Compliance. Except with the prior written consent of the Administrative Agent, such consent not to be unreasonably withheld, the Borrower shall not, and shall not permit any other Group Party to, (a) terminate or wind-up or take any other action with respect to any Canadian Pension Plan, or any Foreign Pension Plan, that is sponsored or administered by any Group Party which could reasonably be expected to result in any material liability of any Group Party, (b) fail to make full payment when due of all material amounts which, under the terms of any Canadian Pension Plan or any Foreign Pension Plan, any collective agreement or applicable Law, the Group Party is required to pay as contributions thereto, (c) establish, sponsor, administer, contribute to, participate in, or assume any material liability (including any material contingent liability) under any Defined Benefit Plan other than the Defined Benefit Plans listed on Schedule 3.1(13) except by way of Acquisition in which case no other Group Party shall have any liability or obligation with respect to any Defined Benefit Plan of the Target.

(12) Issuance of Shares. The Borrower shall not, and shall not permit any other Credit Party, to authorize or issue any preferred shares or other Equity Securities having a mandatory redemption right existing with regard thereto which could become operative on or before the Termination Date.

(13) No Amendments to Constating Documents, etc. The Borrower shall not, and shall not permit any other Credit Party to, amend, its constating documents, by-laws, partnership agreement or operating agreement, as applicable, in a manner that would adversely affect the Administrative Agent or

Stantec Credit Agreement

the Lenders or such Credit Party’s duty or ability to repay the Secured Liabilities or provide credit support or security therefor.

(14) Cash Management. The Borrower shall not permit the aggregate amount of Cash and Cash Equivalents:

(a)	held by Non-Credit Party Subsidiaries to exceed for more than 5 consecutive Business Days:

(i)	Cdn.$120,000,000 at any time during the twelve month period following the Closing Date; and

(ii)	thereafter, Cdn.$85,000,000; or

(b)	held by Credit Parties in Unperfected US Deposit Accounts to exceed for more than 5 consecutive Business Days:

(i)	Cdn.$25,000,000 at any time within 12 months after the Closing Date; and

(ii)	Cdn.$15,000,000 at any time thereafter,

unless:

(iii)	within 90 days thereafter the Borrower causes its primary U.S. cash management bank at which Unperfected US Deposit Accounts are maintained to enter into a deposit account control agreement in favour of the Administrative Agent with respect to those deposit accounts maintained with such bank as are required to reduce the aggregate amount of Cash and Cash Equivalents held in Unperfected US Deposit Accounts back below the applicable threshold; and

(iv)	prior to satisfaction of its obligation under clause (iii), the Borrower shall, and shall cause the other Credit Parties to, take all steps in a timely fashion as are reasonably practicable to manage their Cash and Cash Equivalent balances back below the applicable threshold (provided that doing so shall not relieve such obligation under clause (iii)).

(15) Use of Proceeds. The Borrower will not request any Borrowing or Letter of Credit, and the Borrower shall not use, and shall procure that each other Group Party and its and their respective directors, officers, employees and Relevant Agents shall not use, the proceeds of any Borrowing or Letter of Credit:

(a)	in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws;

(b)	for the purpose of funding, financing or facilitating any prohibited activities, business or transaction of or with any Sanctioned Person; or

(c)	in any other manner that would result in the violation of any Sanctions.

Stantec Credit Agreement

ARTICLE 7

EVENTS OF DEFAULT

7.1	Events of Default.

If any of the following events (“Events of Default”) shall occur:

(a)	the Borrower shall fail to pay any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b)	any Credit Party shall fail to pay any interest on any Loan, any reimbursement obligation in respect of any LC Disbursement or any fee or any other amount (other than an amount referred to in Section 7.1(a)) payable under any Loan Document, when and as the same shall become due and payable and such failure shall continue unremedied for a period of 5 Business Days after written notice from the Administrative Agent;

(c)	any representation or warranty made or deemed made by or on behalf of any Group Party in or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect in any material respect when made or deemed to be made; and in each case, the underlying facts, if capable of being remedied such that the representation or warranty if made at such time would be correct, are not so remedied within 30 days after notice of such incorrectness is given to the Borrower or a Responsible Officer of the Borrower otherwise becomes aware thereof, whichever is earlier (but only if and for so long as the remedying thereof was and continues to be diligently and in good faith pursued and no Material Adverse Effect has occurred or is imminent as a result of such facts);

(d)	the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.1(1)(e)(i) (notice of Default or Event of Default), Section 5.1(2) (Existence; Conduct of Business), Section 5.1(7) (Use of Proceeds and Letters of Credit), Section 5.1(12) (Financial Covenants) or in Article 6 (or in any comparable provision of any other Loan Document);

(e)	any Credit Party shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in Section 7.1(a), (b) or (d)) or any other Loan Document, and such failure shall continue unremedied for a period of 30 days after the earlier of (i) knowledge thereof by a Responsible Officer of any Credit Party, or (ii) notice thereof from the Administrative Agent to the Borrower (which notice shall be given at the request of any Lender);

(f)

any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf, after the expiry of any applicable grace period in respect thereof, to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this Section 7.1(f) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property

Stantec Credit Agreement

or assets securing such Indebtedness so long as the proceeds of such sale or transfer are sufficient to, and are applied to, reduce such secured Indebtedness to nil;

(g)	any Credit Party:

(i)	admits in writing that it is insolvent and unable to pay its debts as they generally become due;

(ii)	commits an act of bankruptcy under the BIA, files a voluntary assignment in bankruptcy under the BIA, makes a proposal (or files a notice of its intention to do so) under the BIA or seeks any other relief in respect of itself under the BIA;

(iii)	institutes any proceedings seeking relief in respect of itself under the CCAA;

(iv)	institutes any proceeding seeking relief in respect of itself under the WURA;

(v)	files a voluntary petition under U.S. Bankruptcy Law; or

(vi)	in addition to the forgoing, institutes any other proceeding seeking: (a) to adjudicate itself an insolvent person or a bankrupt; (b) to liquidate, dissolve or wind-up its business or assets; (c) to compromise, arrange, adjust or declare a moratorium in respect of the payment of, its debts; (d) to stay the rights of creditors generally (or any class of creditors); (e) any other relief in respect of itself under any federal, provincial or foreign applicable Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, receivership, restructuring of business, assets or debt, reorganization of business, assets or debt or protection of debtors from their creditors (such applicable Law includes any applicable corporations legislation to the extent the relief sought under such corporations legislation relates to or involves the compromise, settlement, adjustment or arrangement of debt); or (f) any other relief which provides for plans or schemes of reorganization, plans or schemes of arrangement or plans or schemes of compromise, in respect of itself, to be submitted or presented to creditors (or any class of creditors);

(vii)	applies for the appointment of, or has a receiver (either court or privately appointed), interim receiver, receiver/manager (either court or privately appointed), sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official appointed in respect of it, or any substantial part of its property; or

(viii)	threatens to do any of the foregoing, or takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in this Section 7.1(g);

(h)	any petition is filed, application made or other proceeding instituted against or in respect of any Credit Party:

(i)	seeking to adjudicate it an insolvent person;

(ii)	seeking a bankruptcy order against it under the BIA;

Stantec Credit Agreement

(iii)	seeking to institute proceedings against it under the CCAA;

(iv)	seeking to institute proceedings against it under the WURA;

(v)	seeking to institute an involuntary proceeding in a court of competent jurisdiction in the United States seeking relief under U.S. Bankruptcy Law;

(vi)	seeking, in addition to the forgoing: (a) to adjudicate it an insolvent person or a bankrupt; (b) to liquidate, dissolve or wind-up its business or assets; (c) to compromise, arrange, adjust or declare a moratorium in respect of the payment of, its debts; (d) to stay the rights of creditors generally (or any class of creditors); (e) any other relief in respect of it under any federal, provincial or foreign applicable Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, receivership, restructuring of business, assets or debt, reorganization of business, assets or debt, or protection of debtors from their creditors (such applicable Law includes any applicable corporations legislation to the extent the relief sought under such corporations legislation relates to or involves the compromise, settlement, adjustment or arrangement of debt); or (f) any other relief which provides plans or schemes of reorganization, plans or schemes of arrangement or plans or schemes of compromise in respect of it, to be submitted or presented to creditors (or any class of creditors); or

(vii)	seeking the issuance of an order for the appointment of a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official in respect of it or any substantial part of its property, and such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of 30 days after the institution thereof, provided that: (a) if the Credit Party fails to contest such petition, application or proceeding the 30 day grace period shall cease to apply; (b) if an order, decree or judgment is issued (whether or not entered or subject to appeal) against the Credit Party thereunder within the 30 day period, such grace period will cease to apply, and (c) if the Credit Party files an answer or other responding materials admitting the material allegations of a petition, application or other proceeding filed against it, such grace period will cease to apply;

(i)	any other event occurs which, under the Laws of any applicable jurisdiction, has an effect equivalent to any of the events referred to in either of Sections 7.1(g) or (h);

(j)	one or more judgments for the payment of money in a cumulative amount in excess of Cdn.$25,000,000 (or its then equivalent in any other currency) in the aggregate is rendered against any one or more of the Credit Parties and they have not (i) provided for its discharge in accordance with its terms within 30 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 30 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has not been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period shall cease to apply;

Stantec Credit Agreement

(k)	any property of any Credit Party having a Fair Market Value in excess of Cdn.$25,000,000 (or its then equivalent in any other currency) in the aggregate is seized (including by way of execution, attachment, garnishment, levy or distraint), or any Lien thereon securing Indebtedness in excess of Cdn.$25,000,000 (or its then equivalent in any other currency) is enforced, or such property has become subject to any charging order or equitable execution of a Governmental Authority, or any writ of execution or distress warrant with respect to obligations in excess of Cdn.$25,000,000 exists in respect of any Credit Party or the property of any of them having a Fair Market Value in excess of Cdn.$25,000,000, or any sheriff or other Person becomes lawfully entitled by operation of law or otherwise to seize or distrain upon such property and in any case such seizure, enforcement, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right, continues in effect and is not released or discharged for more than 30 days or such longer period during which entitlement to the use of such property continues with the such Credit Party, and such Credit Party is contesting the same in good faith and by appropriate proceedings, provided that if the property is removed from the use of such Credit Party, or is sold, in the interim, such grace period shall cease to apply;

(l)	one or more final judgments, not involving the payment of money and not otherwise specified in this Section 7.1(l), has been rendered against any Credit Party, the result of which could reasonably be expected to result in a Material Adverse Effect, so long as such Credit Party has not (i) provided for its discharge in accordance with its terms within 30 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 30 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period shall cease to apply;

(m)	this Agreement, any other Loan Document or any material obligation or other provision hereof or thereof at any time for any reason terminates or ceases to be in full force and effect and a legally valid, binding and enforceable obligation of any Credit Party, is declared to be void or voidable or is repudiated, or the validity, binding effect, legality or enforceability hereof or thereof is at any time contested by any Credit Party, or any Credit Party denies that it has any or any further liability or obligation hereunder or thereunder or any action or proceeding is commenced to enjoin or restrain the performance or observance by any Credit Party of any material terms hereof or thereof or to question the validity or enforceability hereof or thereof, or at any time it is unlawful or impossible for any Credit Party to perform any of its material obligations hereunder or thereunder;

(n)	any Lien purported to be created by any Security Document shall cease to be, or shall be asserted by any Credit Party not to be, a valid, perfected, first priority (except as otherwise expressly provided in this Agreement or such Security Document) Lien in Collateral with a Fair Market Value or book value (whichever is greater) in excess, individually or in the aggregate, of Cdn.$1,000,000;

(o)	a Material Adverse Change shall occur;

(p)	a Change of Control shall occur;

Stantec Credit Agreement

(q)	the occurrence of an “Event of Default”, “Termination Event” or any other event specified in a Secured Hedge Arrangement that entitles the Secured Hedge Counterparty thereto to cause its early termination in accordance with the terms thereof which continues for 3 Business Days after the expiry of any applicable grace period thereunder and notice of such occurrence is given to the Borrower and the Administrative Agent; or

(r)	if:

(i)	any ERISA Event occurs;

(ii)	there is or arises an Unfunded Pension Liability (taking into account only US Plans with positive Unfunded Pension Liability) of Cdn.$20,000,000 or more; or

(iii)	there is or arises any potential withdrawal liability under Section 4201 of ERISA, if any Credit Party or any ERISA Affiliate were to withdraw completely from any and all Multiemployer Plans of Cdn.$20,000,000 or more, and the liability of any or all of the Credit Parties and the ERISA Affiliates contemplated by the foregoing clauses (i), (ii) and (iii), either individually or in the aggregate, has had or would be reasonably expected to have, a Material Adverse Effect;

then, (A) in every such event other than those described in (B), and at any time thereafter during the continuance of such event or any other such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take either or both of the following actions, at the same or different times: (x) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (y) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind except as set out earlier in this paragraph, all of which are hereby waived by the Borrower, and (B) in the case of any event with respect to the Borrower described in Section 7.1(g), (h) or (i), the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, and Cover for any outstanding Letters of Credit, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

ARTICLE 8

THE ADMINISTRATIVE AGENT

8.1	Appointment of Administrative Agent.

Each Lender hereby designates Canadian Imperial Bank of Commerce as Administrative Agent to act as herein specified and as specified in the other Loan Documents. Each Lender hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of the Loan Documents and to exercise such powers and to perform such duties thereunder as are specifically delegated to or required of the Administrative Agent by the terms thereof and such other powers as are reasonably incidental thereto. The Administrative Agent may perform any of its duties hereunder by or through its agents or employees. Each Secured Party hereby (a) irrevocably authorizes and directs the

Stantec Credit Agreement

Administrative Agent to execute and deliver any Intercreditor Agreement on behalf of such Secured Party, and (b) agrees that any Intercreditor Agreement shall be a binding obligation of such Secured Party, enforceable against it in accordance with its terms.

8.2	Secured Parties.

(a)	The Security Documents shall be in favour of the Administrative Agent for the benefit of the Secured Parties.

(b)	The Secured Hedge Obligations shall be secured by the Liens granted under the Security Documents and rank pari passu with the obligations of the Borrower under this Agreement.

(c)	The Secured Cash Management Obligations shall be secured by the Liens granted under the Security Documents and rank pari passu with the obligations of the Borrower under this Agreement.

(d)	Notwithstanding such common security and prior to the Lender Termination Date, all decisions regarding the administration and enforcement of the Security Documents shall be made by the Lenders alone, and no Secured Hedge Counterparty or Secured Cash Management Provider shall have any voting rights under this Agreement or any other right whatsoever to participate in the administration or enforcement of the Security Documents. For the avoidance of doubt but without limitation, prior to the Lender Termination Date any or all of the Security Documents or any rights contained therein may be amended or released by the Administrative Agent without the consent of any Secured Hedge Counterparty or Secured Cash Management Provider.

(e)	Each Lender that is or becomes a Secured Hedge Counterparty or Secured Cash Management Provider shall be bound as such by virtue of its execution and delivery of this Credit Agreement or an Assignment and Assumption, as applicable, notwithstanding that such capacity as Secured Hedge Counterparty or Secured Cash Management Provider may not be identified on its signature line. Each Lender shall cause its Related Non-Party Beneficiaries to comply with the terms and conditions of the Loan Documents applicable to them and pay and perform their debts, liabilities and obligations thereunder.

8.3	Limitation of Duties of Administrative Agent.

The Administrative Agent shall have no duties or responsibilities except those expressly set out with respect to the Administrative Agent in this Agreement and as specified in the other Loan Documents. None of the Administrative Agent, nor any of its Related Parties shall be liable for any action taken or omitted by it as such hereunder or in connection herewith, unless caused by its or their gross negligence or willful misconduct. The duties of the Administrative Agent shall be mechanical and administrative in nature; the Administrative Agent shall not have, by reason of this Agreement or the other Loan Documents, a fiduciary relationship in respect of any Secured Party. Nothing in this Agreement or the other Loan Documents, expressed or implied, is intended to or shall be so construed as to impose upon the Administrative Agent any obligations in respect of this Agreement except as expressly set out herein. The Administrative Agent shall be under no duty to take any discretionary action permitted to be taken by it pursuant to this Agreement or the other Loan Documents unless it is requested in writing to do so by the Required Lenders.

Stantec Credit Agreement

8.4	Lack of Reliance on the Administrative Agent.

(1) Independent Investigation. Independently, and without reliance upon the Administrative Agent, each Lender, to the extent it deems appropriate, has made and shall continue to make (a) its own independent investigation of the financial condition and affairs of the Credit Parties in connection with the taking or not taking of any action in connection herewith, and (b) its own appraisal of the creditworthiness of the Credit Parties, and, except as expressly provided in this Agreement and the other Loan Documents, the Administrative Agent shall have no duty or responsibility, either initially or on a continuing basis, to provide any Lender with any credit or other information with respect thereto, whether coming into its possession before the consummation of the Transactions or at any time or times thereafter.

(2) Agents Not Responsible. The Administrative Agent shall not be responsible to any Lender for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith or for the execution, effectiveness, genuineness, validity, enforceability, collectibility, priority or sufficiency of this Agreement or the other Loan Documents or the financial condition of the Credit Parties or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or the other Loan Documents, or the financial condition of the Credit Parties, or the existence or possible existence of any Default or Event of Default.

8.5	Certain Rights of the Administrative Agent.

If the Administrative Agent shall request instructions from the Lenders or the Required Lenders (as the case may be) with respect to any act or action (including the failure to act) in connection with this Agreement or the other Loan Documents, the Administrative Agent shall be entitled to refrain from such act or taking such action unless and until the Administrative Agent shall have received written instructions from the Lenders or the Required Lenders, as applicable, and the Administrative Agent shall not incur liability to any Person by reason of so refraining. Without limiting the foregoing, no Lender shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting under this Agreement and the other Loan Documents in accordance with the instructions of the Required Lenders, or, to the extent required by Section 9.2, all of the Lenders.

8.6	Reliance by Administrative Agent.

The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype or facsimile message, electronic mail, cablegram, radiogram, order or other documentary teletransmission or telephone message believed by it to be genuine and correct and to have been signed, sent or made by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan or Borrowing that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan. The Administrative Agent may consult with legal counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

Stantec Credit Agreement

8.7	Indemnification of Administrative Agent.

To the extent the Administrative Agent is not reimbursed and indemnified by the Borrower, each Lender shall reimburse and indemnify the Administrative Agent, in proportion to its aggregate Applicable Percentage, for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including reasonable counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in performing its duties hereunder, in any way relating to or arising out of this Agreement or any other Loan Document; provided that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or willful misconduct.

8.8	The Administrative Agent in its Individual Capacity.

With respect to its obligations under this Agreement and the Loans made by it, Canadian Imperial Bank of Commerce, in its capacity as a Lender hereunder, shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not performing the duties, if any, specified herein; and the terms “Lenders”, “Required Lenders”, “Revolving Credit Lenders”, “Term Credit Lenders” and any similar terms shall, unless the context clearly otherwise indicates, include Canadian Imperial Bank of Commerce in its capacity as a Lender hereunder. The Administrative Agent and the Lead Arranger may accept deposits from, lend money to, and generally engage in any kind of banking, trust, financial advisory or other business with the Borrower or any Affiliate of the Borrower as if it were not performing the duties, if any, specified herein, and may accept fees and other consideration from the Borrower for services in connection with this Agreement and otherwise without having to account for the same to the Lenders.

8.9	May Treat Lender as Owner.

The Borrower, the Administrative Agent and the Issuing Banks may deem and treat each Lender as the owner of the Loans recorded on the Register maintained pursuant to Section 9.4(3) for all purposes hereof until a written notice of the assignment or transfer thereof shall have been filed with the Administrative Agent. Any request, authority or consent of any Person who at the time of making such request or giving such authority or consent is the owner of a Loan shall be conclusive and binding on any subsequent owner, transferee or assignee of such Loan.

8.10	Successor Administrative Agent.

(1) Replacement of Administrative Agent. The Administrative Agent may resign at any time by giving written notice thereof to the Lenders, the Issuing Banks and the Borrower, and may be removed at any time, with or without cause, by the Required Lenders. Upon any such resignation or removal, the Required Lenders shall have the right, upon five Business Days’ notice to the Borrower, to appoint a successor Administrative Agent (who shall not be a non-resident of Canada within the meaning of the Income Tax Act), subject to the approval of the Borrower, such approval not to be unreasonably withheld. If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Administrative Agent’s giving of notice of resignation or the Required Lenders’ removal of the retiring Administrative Agent, then, upon five Business Days’ notice to the Borrower, the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent (subject to approval of the Borrower, such approval not to be unreasonably withheld), which shall be a financial institution organized and existing under the laws of

Stantec Credit Agreement

Canada having a combined capital and surplus of at least Cdn.$1,000,000,000 or having a parent company with combined capital and surplus of at least Cdn.$1,000,000,000.

(2) Rights, Powers, etc. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Administrative Agent’s resignation or removal hereunder as Administrative Agent, the provisions of this Article 8 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement.

8.11	No Independent Legal Action.

Notwithstanding that any debt arising hereunder to a Lender shall be separate and independent debt, no Lender may take any independent legal action to enforce any obligation of the Borrower hereunder. Each Lender hereby acknowledges that, to the extent permitted by applicable Law, the Security Documents and the remedies provided thereunder to the Secured Parties are for the benefit of the Secured Parties collectively and acting together and not severally, and further acknowledges that each Secured Party’s rights hereunder and under the Security Documents are to be exercised collectively, not severally, by the Administrative Agent upon the decision of the Required Lenders. Accordingly, notwithstanding any of the provisions contained herein or in the Security Documents, each of the Lenders hereby covenants and agrees that it and its Related Non-Party Beneficiaries shall not be entitled to take any action hereunder or thereunder, including any declaration of default hereunder or thereunder, but that any such action shall be taken only by the Administrative Agent with the prior written agreement of the Required Lenders, provided that, notwithstanding the foregoing, in the absence of instructions from the Lenders (or the Required Lenders) and where in the sole opinion of the Administrative Agent the exigencies of the situation so warrant such action, the Administrative Agent may without notice to or consent of the Lenders (or the Required Lenders) take such action on behalf of the Secured Parties as it deems appropriate or desirable in the interests of the Secured Parties. Each Lender hereby further covenants and agrees that upon any such written consent being given by the Required Lenders (or, to the extent required by Section 9.2, the Lenders), it and its Related Non-Party Beneficiaries shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent, and each Lender further covenants and agrees that all proceeds from the realization of the Security Documents, to the extent permitted by applicable Law, are held for the benefit of all of the Secured Parties and shall be shared among them in accordance with this Agreement, and each Lender acknowledges that all costs of any such realization (including all amounts for which the Administrative Agent is required to be indemnified under the provisions hereof) shall be shared among the Lenders in accordance with this Agreement. Each Lender covenants and agrees to do, and to cause its Related Non-Party Beneficiaries to do, all acts and things and to make, execute and deliver all agreements and other instruments, so as to fully carry out the intent and purpose of this Section 8.11, and each Lender hereby covenants and agrees that it and its Related Non-Party Beneficiaries shall not (i) seek, take, accept or receive any Lien (other than a right of set-off) or Guarantee for any of the Secured Liabilities other than is provided to the Administrative Agent, or (ii) enter into any other agreement with any of the Group Parties relating in any manner whatsoever to the Credits unless all of the Lenders shall at the same time obtain the benefit of any such agreement. For the avoidance of doubt but subject always to Section 2.16, nothing in this Section 8.11 shall limit or otherwise affect the ability of any Secured Party to separately enforce its rights under any document, instrument or agreement with respect to any Secured Hedge Arrangement or Cash Management Services.

Stantec Credit Agreement

8.12	Lead Arranger and Bookrunner.

The Lead Arranger and the Bookrunner have no duties, liabilities or obligations hereunder.

8.13	Québec Security.

For the purposes of the grant of security under the laws of the Province of Quebec which may now or in the future be required to be provided by any Credit Party, the Administrative Agent is hereby irrevocably authorized and appointed by each of the Lenders hereto to act as hypothecary representative (within the meaning of Article 2692 of the Civil Code of Quebec) for all present and future Lenders and other Secured Parties (in such capacity, the “Hypothecary Representative”) in order to hold any hypothec granted under the laws of the Province of Quebec and to exercise such rights, powers and duties as are conferred upon the Hypothecary Representative under the relevant deed of hypothec and applicable Laws (with the power to delegate any such rights or duties). The execution prior to the date hereof by the Administrative Agent in its capacity as the Hypothecary Representative of any deed of hypothec or other security documents made pursuant to the laws of the Province of Quebec, is hereby ratified and confirmed. Any Person who becomes a Secured Party or successor Administrative Agent shall be deemed to have consented to and ratified the foregoing appointment of the Administrative Agent as the Hypothecary Representative on behalf of all present and future Lenders and other Secured Parties, including such Person and any Affiliate of such Person designated above as a Lender. For greater certainty, the Administrative Agent, acting as the Hypothecary Representative, shall also have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favor of the Administrative Agent in this Agreement, which shall apply mutatis mutandis. In the event of the resignation of the Administrative Agent (which shall include its resignation as the Hypothecary Representative) and appointment of a successor Administrative Agent, such successor Administrative Agent shall also act as the Hypothecary Representative, as contemplated above.

ARTICLE 9

MISCELLANEOUS

9.1	Notices.

(1) Method and Contact Information. Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to Section 9.1(2)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or e-mail in each case to the addressee, as follows:

(i)	if to the Borrower or any other Credit Party:

Stantec Inc.
10160 – 112 Street
Edmonton, Alberta
T5K 2L6

Attention:	[Redacted]
E-mail:	[Redacted]
Facsimile:	[Redacted]

with a copy to:

Stantec Credit Agreement

Stantec Inc.
10160-112 Street
Edmonton, Alberta
T5K 2L6

Attention:	[Redacted]
E-mail:	[Redacted]
Facsimile:	[Redacted]

(ii)	if to the Administrative Agent:

Canadian Imperial Bank of Commerce
595 Bay Street, 5th Floor
Toronto, Ontario M5G 2C2

Attention:	[Redacted]
E-mail:	[Redacted]
Facsimile:	[Redacted]

with a copy to:

Canadian Imperial Bank of Commerce
199 Bay Street, 11th Floor
Commerce Court West
Toronto ON M5L 1A2

Attention:	[Redacted]
E-Mail:	[Redacted]
Facsimile	[Redacted]

(iii)	if to any Lender or any Issuing Bank, to it at its address, facsimile number or e-mail address set out opposite its name on Schedule 9.1 or in the Assignment Agreement by which it becomes a Lender.

(2) Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Article 2 unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communication to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

(3) Change of Address; When Notice Deemed Given. Any party hereto may change its address, facsimile number or e-mail address for notices and other communications hereunder by notice to the other parties hereto in the manner provided in Section 9.1. All notices and other communications given to any Party in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

Stantec Credit Agreement

9.2	Waivers; Amendments.

(1) Waiver. No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by Section 9.2(2), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time.

(2) Amendments. Neither this Agreement nor any other Security Document (or any provision hereof or thereof) may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or by the Borrower and the Administrative Agent with the consent of the Required Lenders (and for greater certainty, any such waiver, amendment or modification shall not require any consent or other agreement of any Credit Party other than the Borrower, notwithstanding that any such Credit Party may be a party to this Agreement or any other Loan Document); provided that no such agreement shall:

(a)	increase the amount of any Commitment of any Lender;

(b)	extend the expiry date of any Commitment of any Lender;

(c)	other than by way of any Additional Commitment, increase the amount of any Indebtedness available hereunder;

(d)	reduce the principal amount of any Loan or reduce the rate of interest or any fee applicable to any Loan (provided that the Required Lenders may amend the definition of Leverage Ratio notwithstanding any effect on the Applicable Margin);

(e)	postpone the scheduled date of payment of the principal amount of any Loan, or any interest thereon, or any fees payable in respect thereof, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment (it being understood that modifications to, or waivers of, the mandatory prepayment provisions of Section 2.9(2) do not fall within this clause (e));

(f)	change Section 2.16 in a manner that would alter the sharing of payments required thereby;

(g)	change any of the provisions of Section 9.2 or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder;

(h)	waive any Event of Default under Section 7.1(g), (h), or (i) (it being understood that any other Event of Default may be waived by the Required Lenders, notwithstanding that the

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Loans would otherwise bear a default rate of interest and be capable of falling due and payable); or

(i)	release any Credit Party from any material obligations under the Security Documents and other instruments contemplated by this Agreement, release or discharge any of the Liens arising under the Security Documents, permit the creation of any Liens (other than Permitted Liens) on any of the assets subject to the Liens arising under the Security Documents, waive or forgo the delivery any Security Document required hereunder, lower the priority of any Lien arising under any of the Security Documents, or lower the priority of any payment obligation of any Credit Party under any of the Loan Documents, in each case without the prior written consent of each Lender, or in the case of the matters referred to in Section 9.2(2)(a), (b), (d), (e), and (f), without the prior written consent of each Lender directly affected thereby, and provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent, the Issuing Banks or the Swingline Lender hereunder, as the case may be, without the prior written consent of the Administrative Agent, Issuing Bank or Swingline Lender (as applicable). For greater certainty, the Administrative Agent may release and discharge the Liens constituted by the Security Documents or a Guarantor from the Credit Party Guarantee to the extent necessary to enable a Credit Party to complete any Asset Disposition which is not prohibited by this Agreement or the other Loan Documents. The Administrative Agent may also subordinate the Liens constituted by the Security Documents to any Lien permitted by Section 6.1(2).

9.3	Expenses; Indemnity; Damage Waiver.

(1) Expenses. The Borrower shall pay (a) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and all applicable Taxes (other than Excluded Taxes), in connection with the syndication of the credit facilities provided for herein and the preparation and administration of this Agreement and the other Loan Documents, (b) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and applicable Taxes (other than Excluded Taxes), in connection with any amendments, modifications or waivers of the provisions hereof or of any of the other Loan Documents, (whether or not the transactions contemplated hereby or thereby shall be consummated), and (c) all out-of-pocket expenses incurred by the Administrative Agent, the Lead Arranger or any Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent or any Lender and all applicable Taxes (other than Excluded Taxes), in connection with the assessment, enforcement or protection of their rights in connection with this Agreement, including its rights under Section 9.3, or in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

(2) Indemnity. The Borrower shall indemnify the Lead Arranger and each Secured Party, as well as each Related Party and each assignee of any of the foregoing Persons (each such Person and each such assignee being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, cost recovery actions, damages, expenses and liabilities of whatsoever nature or kind and all reasonable out-of-pocket expenses and all applicable Taxes (other than Excluded Taxes) to which any Indemnitee may become subject arising out of or in connection with (a) the execution or delivery of the Loan Documents or any agreement or instrument contemplated thereby, the performance by the parties thereto of their respective obligations thereunder, and the consummation of the Transactions or any other transactions thereunder, (b) any Loan or Letter of Credit or any actual or proposed use of the proceeds therefrom, including any refusal by the applicable Issuing Bank to honour a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not

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strictly comply with the terms of such Letter of Credit, (c) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by a Credit Party, or any Environmental Liability related in any way to a Credit Party, (d) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto, (e) any other aspect of this Agreement and the other Loan Documents, or (f) the enforcement of any Indemnitee’s rights hereunder and any related assessment, investigation, defence, preparation of defence, litigation and enquiries, in each case regardless of whether or not the Acquisition is consummated; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or wilful misconduct of such Indemnitee, or (y) result from a claim brought by any Credit Party or any Subsidiary thereof against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document if such Credit Party or such Subsidiary has obtained a final and nonappealeable judgment in its favour on such claim as determined by a court of competent jurisdiction.

(3) Lender Responsibility for Unpaid Expenses and Indemnity. To the extent that the Borrower fails to pay any amount required to be paid under Sections 9.3(1) or (2), each Lender severally agrees to pay to the Administrative Agent, the Issuing Banks or the Swingline Lender (as applicable) such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent, the Issuing Banks or the Swingline Lender, in its capacity as such.

(4) Inspections for Administration. Any inspection of any property of any Credit Party made by or through the Administrative Agent or any Lender shall be for purposes of administration of the Credits only, and no Credit Party shall be entitled to rely upon the same (whether or not such inspections are at the expense of the Borrower).

(5) No Representation. By accepting or approving anything required to be observed, performed, fulfilled or given to the Administrative Agent or the Lenders pursuant to the Loan Documents, neither the Administrative Agent nor the Lenders shall be deemed to have warranted or represented the sufficiency, legality, effectiveness or legal effect of the same, or of any term, provision or condition thereof, and such acceptance or approval thereof shall not constitute a warranty or representation to anyone with respect thereto by the Administrative Agent or the Lenders.

(6) Relationship Between Parties. The relationship between the Borrower and the Administrative Agent and the Lenders is, and shall at all times remain, solely that of borrower and lenders. Neither the Administrative Agent nor the Lenders shall under any circumstances be construed to be partners or joint venturers of the Borrower or its Affiliates. Neither the Administrative Agent nor the Lenders shall under any circumstances be deemed to be in a relationship of confidence or trust or a fiduciary relationship with the Borrower or its Affiliates, or to owe any fiduciary duty to the Borrower or its Affiliates. Neither the Administrative Agent nor the Lenders undertake or assume any responsibility or duty to the Borrower or its Affiliates to select, review, inspect, supervise, pass judgment upon or inform the Borrower or its Affiliates of any matter in connection with their property or the operations of the Borrower or its Affiliates. The Borrower and its Affiliates shall rely entirely upon their own judgment with respect to such matters, and any review, inspection, supervision, exercise of judgment or supply of information undertaken or assumed by the Administrative Agent or the Lenders in connection with such

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matters shall be solely for the protection of the Administrative Agent and the Lenders, and neither the Borrower nor any other Person shall be entitled to rely thereon.

(7) Limitation of Liability. The Administrative Agent and the Lenders shall not be responsible or liable to any Person for any loss, damage, liability or claim of any kind relating to injury or death to Persons or damage to property caused by the actions, inaction or negligence of any Credit Party or its Affiliates, and the Borrower hereby indemnifies and holds the Administrative Agent and the Lenders harmless on the terms set out in Section 9.3(2) from any such loss, damage, liability or claim.

(8) Payment of Expenses and Indemnity. All amounts due under Section 9.3 shall be payable not later than three Business Days after written demand therefor.

9.4	Successors and Assigns.

(1) Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of an Issuing Banks that issues any Letter of Credit), except that (a) the Borrower shall not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void), and (b) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with Section 9.4. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of an Issuing Bank that issues any Letter of Credit) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(2) Assignment by Lenders. Any Lender may assign to one or more assignees (treating any fund that invests in bank loans and any other fund that invests in bank loans and is managed by the same investment advisor of such fund or by an Affiliate of such investment advisor as a single assignee) all or a portion of its rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitments and the Loans at the time owing to it); provided that (a) except in the case of an assignment to a Lender or a Lender Affiliate, the Borrower must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed, provided that the Borrower shall be deemed to be withholding its consent reasonably if the proposed assignee is a Competitor), (b) at and after the time of the assignment, other than an assignment made while an Event of Default has occurred and is continuing, the Borrower will not be under any obligation to pay any greater amount pursuant to Section 2.15 than it would have been obliged to pay if the Lender had not made such assignment, and (c) except in the case of an assignment to a Lender or a Lender Affiliate, the Administrative Agent (and, if a Revolving Credit Commitment is being assigned, the Issuing Banks) must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed); (d) the Borrower’s consent shall not be required with respect to any assignment made at any time after the occurrence and during the continuance of an Event of Default, (e) except in the case of an assignment to a Lender or a Lender Affiliate or an assignment of the entire remaining amount of the assigning Lender’s Commitment, the amount of the Commitment of the assigning Lender subject to each such assignment (determined as of the date on which the Assignment and Assumption relating to such assignment is delivered to the Administrative Agent) shall not be less than Cdn.$10,000,000, unless each of the Borrower and the Administrative Agent otherwise consent in writing and the amount held by each Lender after each such assignment shall not be less than Cdn.$10,000,000, unless each of the Borrower and the Administrative Agent otherwise consent in writing, (f) each partial assignment in respect of a Commitment and the related Loans shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement in respect of such Commitment and the

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related Loans, (g) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with (except in the case of an assignment to a Lender or a Lender Affiliate) a processing and recordation fee of [Redacted], payable by the assigning Lender, (h) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire, and (i) no assignment may be made to any Credit Party, any Affiliate of a Credit Party, or a Defaulting Lender. The Administrative Agent shall provide the Borrower and each Lender with written notice of any change in (or new) address of a Lender disclosed in an Administrative Questionnaire. Subject to acceptance and recording thereof pursuant to Section 9.4(4), from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, shall have all of the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.13, 2.14, and 2.15 and 9.3). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with Section 9.4 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 9.4(5).

(3) Register. The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent, the Issuing Banks, and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower, any Issuing Bank and any Lender at any reasonable time and from time to time upon reasonable prior notice.

(4) Acceptance and Recording of Assignments. Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in Section 9.4(2) and any written consent to such assignment required by Section 9.4(2), the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this Section 9.4(4).

(5) Participations. Any Lender may, without notice to the Borrower or the consent of the Borrower, the Administrative Agent, the Issuing Banks or the Swingline Lender, sell participations to one or more Persons (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitment and the Loans owing to it); provided that (a) such Lender’s obligations under this Agreement shall remain unchanged, (b) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (c) the Borrower, the Administrative Agent, the Issuing Banks and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that (d) such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender shall not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.2(2) that affects such Participant, and (e) the Participant shall agree to maintain the confidentiality of Information

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(as defined in Section 9.16) on terms and conditions substantively similar to those contained in Section 9.16. Subject to Section 9.4(6), the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.13, 2.14, 2.15 and 9.3 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 9.4(2). To the extent permitted by Law, each Participant also shall be entitled to the benefits of Section 9.11 as though it were a Lender, provided that such Participant agrees to be subject to Section 2.16(4) as though it were a Lender.

(6) Rights of Participant. A Participant shall not be entitled to receive any greater payment under Sections 2.13, 2.14, 2.15 and 9.3 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent.

(7) Lender Pledge of Security. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and Section 9.4 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(8) Borrower’s Obligations. Any assignment or grant of a participation pursuant to Section 9.4 shall constitute neither a repayment by the Borrower to the assigning or granting Lender of any Loan included therein, nor a new advance of any such Loan to the Borrower by such Lender or by the assignee or Participant, as the case may be. The parties acknowledge that the Borrower’s obligations hereunder with respect to any such Loans shall continue and shall not constitute new obligations as a result of such assignment or participation.

9.5	Anti-Money Laundering Legislation.

(1) Information. The Borrower acknowledges that, pursuant to AML Legislation, the Lenders and the Administrative Agent may be required to obtain, verify and record information regarding the Borrower, its directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower, and the transactions contemplated hereby. The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Administrative Agent, or any prospective assignee or participant of a Lender or the Administrative Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(2) Role of Agent. If the Administrative Agent has ascertained the identity of the Borrower or any authorized signatories of the Borrower for the purposes of applicable AML Legislation, then the Administrative Agent:

(a)	shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a “written agreement” in such regard between each Lender and the Administrative Agent within the meaning of applicable AML Legislation; and

(b)	shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that the Administrative Agent has no obligation to ascertain the identity of the Borrower

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or any authorized signatories of the Borrower on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any such authorized signatory in doing so.

9.6	Acknowledgement and Consent to Bail-In of EEA Financial Institutions.

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)	the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)	the effects of any Bail-In Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability;

(ii)	a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

9.7	Survival.

All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, any Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. Sections 2.13, 2.14, 2.15, 9.3 and Article 8 shall survive and remain in full force and effect, regardless of the consummation of the Transactions, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.

9.8	Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed or other electronic form and the parties adopt any signatures received by a receiving fax machine or via e-mail as original signatures of the

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parties; provided, however, that any Party providing its signature in such manner shall promptly forward to the other parties an original of the signed copy of this Agreement which was so faxed or e-mailed.

9.9	Entire Agreement.

This Agreement (together with the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent), constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as specifically set out in this Agreement or in such other applicable agreements.

9.10	Severability.

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

9.11	Right of Set Off.

If an Event of Default shall have occurred and be continuing, each Secured Party is hereby authorized at any time and from time to time, to the fullest extent permitted by Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Secured Party to or for the credit or the account of any Credit Party against any of and all of the obligations of the Credit Parties now or hereafter existing under the Loan Documents held by such Secured Party, irrespective of whether or not such Secured Party shall have made any demand under any Loan Document and although such obligations may be unmatured and regardless of the currency of the deposit. The rights of each Secured Party under this Section 9.11 are in addition to other rights and remedies (including other rights of set off) which such Secured Party may have.

9.12	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable in that Province and shall be treated, in all respects, as an Alberta contract.

9.13	Attornment.

Each party hereto agrees (a) that any action or proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the Province of Alberta, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such Alberta court, (b) that it irrevocably waives any right to, and shall not, oppose any such Alberta action or proceeding on any jurisdictional basis, including forum non conveniens, and (c) not to oppose the enforcement against it in any other jurisdiction of any judgment or order duly obtained from an Alberta court as contemplated by this Section 9.13.

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9.14	Service of Process.

Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 9.1. Nothing in this Agreement shall affect the right of any Party to serve process in any other manner permitted by Law.

9.15	WAIVER OF JURY TRIAL.

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (a) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (b) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.15.

9.16	Confidentiality.

Each of the Administrative Agent, the Issuing Banks and each Lender shall maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to each of their Affiliates, Lender Affiliates (in the case of a Lender) directors, officers, employees, agents and advisors, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any rating agency, credit bureau, regulatory authority or other Governmental Authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies under any Loan Document or any suit, action or proceeding relating to any Loan Document or the enforcement of rights thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section 9.16, to (i) any actual or prospective assignee of or Participant in any of its rights or obligations under this Agreement, or (ii) any actual or prospective counterparty (or its advisors) to any Hedge Arrangement relating to the Borrower and its obligations, (g) to their auditors in connection with any audit, (h) with the consent of the Borrower, or (i) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section 9.16, or (ii) becomes available to the Administrative Agent, any Issuing Bank, or any Lender on a non-confidential basis from a source other than the Borrower. For the purposes of this Section 9.16, “Information” means all information received from any Credit Party relating to any Credit Party, any of their subsidiaries or Affiliates, or their respective business, other than any such information that is available to the Administrative Agent, any Issuing Bank, the Lead Arranger, or any Lender on a non-confidential basis prior to disclosure by such Credit Party; provided that, in the case of information received from a Credit Party after the date hereof, such information is clearly identified as confidential in writing at the time of delivery. Any Person required to maintain the confidentiality of Information as provided in this Section 9.16 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. Notwithstanding the foregoing, the Secured Parties and the Credit Parties agree that Blake, Cassels & Graydon LLP may inform league table services, such as Thomson Financial and Bloomberg, and make mention in its promotional publications and the media generally of its representation of the Secured Parties with respect to the Transactions.

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9.17	No Strict Construction.

The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any provisions of this Agreement.

9.18	Paramountcy.

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any other Loan Document then, notwithstanding anything contained in such other Loan Document, the provisions contained in this Agreement shall prevail to the extent of such conflict or inconsistency and the provisions of such other Loan Document shall be deemed to be amended to the extent necessary to eliminate such conflict or inconsistency, it being understood that the purpose of the other Loan Documents is to add to, and not detract from, the rights granted to the Agent (for its own benefit and the benefit of the other Secured Parties) under this Agreement. If any act or omission of any or all Credit Parties is expressly permitted under this Agreement but is expressly prohibited under any other Loan Document, such act or omission shall be permitted. If any act or omission is expressly prohibited under any other Loan Document, but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under any other Loan Document but this Agreement does not expressly relieve any or all Credit Parties from such performance, such circumstance shall not constitute a conflict or inconsistency between the applicable provisions of such other Loan Document and the provisions of the Credit Agreement.

9.19	Excluded Swap Obligations.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, any Excluded Swap Obligations of a Guarantor shall be excluded from:

(a)	the definition of “Secured Liabilities” in any Loan Document as it pertains to such Guarantor, and no Lien granted by a such Guarantor under any Loan Document shall secure any Excluded Swap Obligations; and

(b)	the definition of “Credit Party Liabilities” in the Credit Party Guarantee as it pertains to such Guarantor, and no Excluded Swap Obligations shall be guaranteed or indemnified by such Guarantor under any Loan Document.

9.20	USA Patriot Act.

Each Lender that is subject to the requirements of the USA Patriot Act hereby notifies each Credit Party that, pursuant to the requirements of the USA Patriot Act, such Lender is required to obtain, verify and record information that identifies such Credit Party, which information includes the name and address of such Credit Party and other information that will allow such Lender to identify such Credit Party in accordance with the USA Patriot Act.

9.21	LIMITATION OF LIABILITY.

NO CLAIM MAY BE MADE BY ANY CREDIT PARTY, ANY SECURED PARTY OR ANY OTHER PERSON AGAINST ANY INDEMNITEE ON ANY THEORY OF LIABILITY, FOR SPECIAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES (AS OPPOSED TO DIRECT OR ACTUAL DAMAGES) ARISING OUT OF, IN CONNECTION WITH, OR AS RESULT OF, ANY

Stantec Credit Agreement

LOAN DOCUMENT, THE TRANSACTIONS, OR ANY ACT, OMISSION OR EVENT OCCURRING IN CONNECTION THEREWITH, AND EACH CREDIT PARTY AND SECURED PARTY HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL SUCH CLAIMS, WHETHER OR NOT ACCRUED AND WHETHER OR NOT KNOWN OR SUSPECTED TO EXIST IN ITS FAVOUR

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

[signatures on the next following pages]

Stantec Credit Agreement

STANTEC INC., as Borrower

By:	(Signed) “Robert J. Gomes”
	Name:	Robert J. Gomes
	Title:	President & Chief Executive Officer

By:	(Signed) “Daniel J. Lefaivre”
	Name:	Daniel J. Lefaivre
	Title:	Executive Vice President & Chief Financial Officer

Signature Page	Stantec Credit Agreement

- S1 -

CANADIAN IMPERIAL BANK OF COMMERCE, as Administrative Agent, Sole Lead Arranger and Sole Bookrunner

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Credit Agreement

- S2 -

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender and Issuing Bank

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Credit Agreement

- S3 -

ROYAL BANK OF CANADA, as Lender

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Credit Agreement

- S4 -

THE TORONTO-DOMINION BANK, as Lender

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Credit Agreement

- S5 -

BANK OF MONTREAL, as Lender

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Credit Agreement

- S6 -

NATIONAL BANK OF CANADA, as Lender

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Credit Agreement

- S7 -

HSBC BANK CANADA, as Lender and Issuing Bank

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Credit Agreement

- S8 -

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender and Issuing Bank

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Credit Agreement

- S9 -

RAYMOND JAMES FINANCE COMPANY OF CANADA LTD., as Lender

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Credit Agreement

- S10 -

RAYMOND JAMES BANK, N.A., as Lender

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Credit Agreement

- S11 -

CAISSE CENTRALE DESJARDINS, as Lender

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Credit Agreement

- S12 -

ALBERTA TREASURY BRANCHES, as Lender

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Credit Agreement

- S13 -

WELLS FARGO BANK N.A., CANADIAN BRANCH, as Lender

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Credit Agreement

- S14 -

EXHIBIT A

FORM OF

ADDITIONAL COMMITMENT AGREEMENT

Canadian Imperial Bank of Commerce

595 Bay Street, 5th Floor

Toronto, Ontario M5G 2C2

Attention:	[Redacted]
E-mail:	[Redacted]
Facsimile:	[Redacted]

Ladies and Gentlemen:

Reference is made to the credit agreement dated as of May 6, 2016 (as amended, supplemented or restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as therein defined) between, among others, Stantec Inc., as borrower (the “Borrower”), the financial institutions from time to time party thereto, as lenders (the “Lenders”), and Canadian Imperial Bank of Commerce, as administrative agent (in such capacity, the “Agent”).

1. Each of the undersigned financial institutions (each, an “Additional Lender”) hereby severally agrees to provide the Additional Commitment set forth opposite its name on Annex I (for each such Additional Lender, its “Additional Commitment”). Each Additional Commitment provided pursuant to this letter agreement (this “Agreement”) shall be subject to all of the terms and conditions set forth in the Credit Agreement, including, without limitation, Section 2.1(3) thereof. Each Additional Lender agrees that, from and after the Effective Date (as defined below), such Additional Lender shall be obligated to make Loans under the [Revolving/Term]1 Credit upon the terms, and subject to the conditions, set forth in the Credit Agreement and in this Agreement.

2. Each party to this Agreement acknowledges and agrees that (i) the Additional Commitments provided pursuant to this Agreement shall constitute (and serve to increase) the [Revolving/Term] Credit such that further [Revolving/Term] Loans become available thereunder upon identical terms and conditions, (ii) with respect to the Additional Commitment provided by any Additional Lender pursuant to this Agreement, such Additional Lender shall receive from the Borrower such up-front, arrangement and/or other fees, if any, as may be separately agreed to in writing by the Borrower and such Additional Lender, all of which fees shall be due and payable to such Additional Lender on the terms and conditions set forth in each such separate agreement, and (iii) from and after the Effective Date, each Additional Lender shall be a [Revolving/Term] Credit Lender under and as defined in the Credit Agreement for the purposes of the Credit Agreement and for all of the Loan Documents and shall be bound by the terms, conditions and covenants and shall be entitled to the benefits thereof as if it were an original [Revolving/Term] Credit Lender and signatory with a [Revolving/Term] Credit Commitment equal to such Additional Lender’s Additional Commitment (plus, if such Additional Lender is already a [Revolving/Term] Credit Lender, such [Revolving/Term] Credit Lender’s [Revolving/Term] Credit Commitment, immediately prior to giving effect to the increase thereof pursuant to this Agreement).

[1]	NTD: Any Additional Commitment under the Term Credit must be divided equally among its remaining tranches.

Exhibit A – Page 1

- S1 -

3. Each Additional Lender, to the extent not already a party to the Credit Agreement as a Lender thereunder, acknowledges and agrees that (i) it is not a Defaulting Lender, (ii) it has received a copy of the Credit Agreement and the other Loan Documents, (iii) it has, independently and without reliance upon the Agent or any other Lender and on the basis of such documents and information as it deems appropriate, made its own credit analysis and decision regarding this Agreement and the Credit Agreement, and (iv) except for documents referred to in the preceding clause (ii) (which it has already received) the Agent shall not have any duty to provide such Additional Lender with any credit or other information concerning the affairs, financial condition or business of the Borrower or any third party, except as specified in the Credit Agreement.

4. The Borrower acknowledges and agrees that (i) it shall be liable for all indebtedness, obligations and other liabilities (“Obligations”) with respect to the Additional Commitments provided hereby, including, without limitation, all Loans made pursuant thereto, and (ii) all such Obligations shall be entitled to the benefits of the Security Documents.

5. The Borrower represents and warrants to the Agent and the Lenders that no Default or Event of Default has occurred and is continuing and all of the representations and warranties contained in the Credit Agreement and in the other Loan Documents are true and correct on and as of the Effective Date as though made on and as of the Effective Date (except where made only as of an earlier date or as disclosed to and accepted by the Lenders prior to the Effective Date).

6. This Agreement shall be effective on the date (the “Effective Date”) on which each of the following conditions has been satisfied:

(i)	payment of all fees required to be paid in connection herewith (including, without limitation, any agreed upon up-front, arrangement and/or other fees, if any, owing to the Additional Lenders and the Agent (or any affiliate thereof)) or due and owing to the Agent or the Lenders pursuant to the Credit Agreement;

(ii)	the Agent shall have received (A) an executed counterpart of this Agreement duly executed by the Borrower prior to the close of business on the Return Date (as defined below), (B) acknowledgements executed by each Guarantor, acknowledging that the Additional Commitments contemplated hereby and all Loans to be incurred pursuant thereto shall be entitled to the benefits of the Security Documents on the same basis as the other Borrowings made pursuant to the Credit Agreement, (C) an opinion or opinions dated as of the Effective Date, in form and substance reasonably satisfactory to the Agent, from counsel to the Borrower and the Guarantors, covering such matters set forth in the opinions of counsel delivered to the Agent on the Closing Date pursuant to Section 4.1(4) of the Credit Agreement, and such other matters incident to the transactions contemplated hereby as the Agent may reasonably request, and (D) such other officers’ certificates, board of director resolutions and evidence of good standing as the Agent shall reasonably request.

7. This Agreement shall be governed by and interpreted and enforced in accordance with the Laws of the Province of Alberta and the Laws of Canada applicable therein.

8. This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

Exhibit A – Page 2

- S2 -

9. This Agreement may be executed in any number of counterparts and delivered by facsimile or pdf formatted attachment to an email and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

10. The Borrower may accept this Agreement by signing in the space provided below and returning an executed counterpart hereof to the Agent before the close of business on [Date] (the “Return Date”). If the Borrower does not so accept this Agreement by such time, the Additional Commitments set forth in this Agreement shall be deemed cancelled.

11. After the execution and delivery to the Agent of a copy of this Agreement (including by way of counterparts and by facsimile or pdf email transmission) fully executed by the parties hereto, this Agreement may only be changed, modified or varied in accordance with the requirements for the modification of Loan Documents pursuant to Section 9.2(2) of the Credit Agreement. In the event of any conflict between the terms of this Agreement and those of the Credit Agreement, the terms of the Credit Agreement shall control.

[Remainder of this page left intentionally blank.]

Exhibit A – Page 3

- S3 -

Yours truly,

[NAME OF EACH ADDITIONAL LENDER]

By:
Name:
Title:

STANTEC INC.

By:
Name:
Title:

Exhibit A – Page 4

- S1 -

ANNEX I

Additional Lender	Additional Commitment

Annex I to Exhibit A – Page 1

- S1 -

EXHIBIT B

FORM OF BORROWING REQUEST2

TO:	Canadian Imperial Bank of Commerce

DATE:	[●]

RE:	Credit Agreement dated as of May 6, 2016 made between, among others, the undersigned (the “Borrower”), you, as Administrative Agent, and the lenders from time to time party thereto (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”)

We refer to the [Revolving Credit/Term Credit (Tranche ●)] Credit constituted by the Credit Agreement and we hereby give you notice that on [●] we wish to obtain a Borrowing in the aggregate amount of [Canadian / U.S.]$[AMOUNT] thereunder. All capitalized terms used and not otherwise defined herein have the meanings given to them in the Credit Agreement.

The Borrowing requested hereby is to take the form of:

☐	a B/A Borrowing

☐	a Canadian Prime Borrowing

☐	a Base Rate Borrowing

☐	a LIBO Rate Borrowing

Such Borrowing is a [rollover/conversion] of outstanding [Bankers’ Acceptances (including any BA Equivalent Notes) having Contract Periods ending [DATE]/LIBO Rate Loans having an Interest Period ending [DATE]/Canadian Prime Loans/Base Rate Loans] in an aggregate principal amount of [Canadian / U.S.]$[AMOUNT].

[The Contract Period in respect of the B/A Borrowing requested hereby is [NUMBER] days3.]

[The Interest Period in respect of the LIBO Rate Borrowing requested hereby is [NUMBER] days4.]

We hereby certify, after due and careful investigation, that5:

(a)	each of the representations and warranties made by the Borrower in the Credit Agreement are true and correct on and as of the date hereof except to the extent that (i) any change to the representations and warranties has been disclosed to the

[2]	A separate Borrowing Request must be submitted for each Type of Borrowing.
[3]	This sentence is only required in the context of a Borrowing Request for a B/A Borrowing.
[4]	This sentence is only required in the context of a Borrowing Request for a LIBO Rate Borrowing.
[5]	This certification need not be made on conversions or rollovers.

Exhibit B – Page 1

- S1 -

Administrative Agent and accepted by the Required Lenders, or (ii) any representation and warranty is stated to be made as of a particular time; and

(b)	on and as of the date hereof, no Default has occurred and is continuing.

DATED: [MONTH] [DAY], [YEAR]

STANTEC INC.

By:
Name:
Title:

By:
Name:
Title:

Exhibit B – Page 2

- S2 -

EXHIBIT C

FORM OF COMPLIANCE CERTIFICATE

TO:	Canadian Imperial Bank of Commerce, as administrative agent under the Credit Agreement (the “Administrative Agent”)

AND TO:	The Lenders

Reference is made to the credit agreement dated as of May 6, 2016 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”) between, among others, Stantec Inc., as Borrower, Canadian Imperial Bank of Commerce, as Administrative Agent, and the Lenders now or hereafter parties thereto. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

The undersigned, the [Responsible Officer] of the Borrower, in that capacity and not personally, hereby certifies that, as of the date hereof:

(a)	a review of the Consolidated financial statements of the Borrower for the Fiscal Quarter ended [LAST DAY OF FISCAL QUARTER], and of the activities of the Group Parties during such Fiscal Quarter has been made under the supervision of the undersigned with a view to determining whether the Credit Parties have fulfilled all of their obligations under the Credit Agreement and the other Loan Documents,

(b)	the Borrower and the other Credit Parties have fulfilled their obligations under the Credit Agreement and the other Loan Documents and all representations and warranties made in the Credit Agreement continue to be true and correct as if made on the date hereof[6], except where such representation or warranty refers to a different date[7],

(c)	as at the end of the Fiscal Quarter ended [LAST DAY OF FISCAL QUARTER], the Borrower was in compliance with each of the financial tests set forth in Article 5 of the Credit Agreement[8]. The Borrower’s compliance with each of such financial covenants as at the end of such Fiscal Quarter is demonstrated by the figures set out on the financial covenant compliance worksheet attached hereto as Schedule A;

(d)	as at the end of the Fiscal Quarter ended [LAST DAY OF FISCAL QUARTER], the Secured Hedge Obligations were Cdn.$[●]; [and

(e)	as at the end of the Fiscal Year[9] ended December 31, [YEAR], the Guarantors account for:

(i) $●, representing ●% of the Receivables of the Borrower on a Consolidated basis; and

[6]	If this is not the case, specify the nature of any change.
[7]	Or, if there is an outstanding Default or Event of Default, specify the nature and status thereof and the Borrower’s proposed response thereto.
[8]	Or, if there is non-compliance, specify same.
[9]	Required on an annual basis only.

Exhibit C – Page 1

(ii)	$●, representing ●% of EBITDA of the Borrower on a Consolidated basis with respect to the Rolling Period ending at such time.

DATED: [MONTH] [DAY], [YEAR]

Name:

Title:	[Responsible Officer], Stantec Inc.

Exhibit C – Page 2

SCHEDULE A TO COMPLIANCE CERTIFICATE

FINANCIAL COVENANT COMPLIANCE WORKSHEET

RE:	Rolling Period ended [MONTH] [DAY], [YEAR].

A.	INTEREST COVERAGE RATIO

Requirement: Maintain an Interest Coverage Ratio of not less than 3.00 to 1.00 at all times (Section 5.1(12)(b)).

1.	EBITDA

(a)	Net Income	[●]

(b)	any non-cash income and gains (including unrealized gains with respect to Hedging Arrangements),	[●]

(c)	any extraordinary or non-recurring income and gains	[●]

(d)	Interest Expense	[●]

(e)	Income Tax Expense	[●]

(f)	Depreciation Expense	[●]

(g)	non-recurring cash expenses relating to the Transaction of not more than Cdn. [●]	[●]

(h)	any other non-cash expenses and losses (including unrealized losses with respect to Hedging Arrangements)	[●]

	EBITDA: (a – b – c + d + e + f + g + h)	[●] (A)

2.	Interest Expense	[●] (B)

Interest Coverage Ratio (EBITDA/Interest Expense): Ratio of (A) to (B)		[●]

Schedule A to Exhibit C – Page 1

B.	LEVERAGE RATIO

Requirement: Maintain at all times a Leverage Ratio of not greater than 3.00 to 1.00, provided that upon the consummation of a Material Acquisition and for a period extending to and including the end of the fourth Fiscal Quarter after the completion of such Material Acquisition, the Leverage Ratio shall not exceed 3.50 to 1.00. (Section 5.1(12)(a)).

1.	Total Indebtedness[10]	[●] (A)

2.	EBITDA	[●] (B)

Leverage Ratio (Total Indebtedness/EBITDA): Ratio of (A) to (B)		[●]

[10]	The aggregate amount of Indebtedness of the Borrower at such time, determined on a Consolidated basis.

Schedule A to Exhibit C – Page 2

EXHIBIT D

FORM OF

ASSIGNMENT AND ASSUMPTION AGREEMENT

This assignment and assumption agreement (the “Assignment and Assumption”) is dated as of the Effective Date set out below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, supplemented, restated or replaced from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set out in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set out herein in full.

For good and valuable consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (a) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including any Letters of Credit and Swingline Loans included in such facilities) and (b) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (a) above (the rights and obligations sold and assigned pursuant to clauses (a) and (b) above being referred to herein collectively as the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:

2.	Assignee:

[and is an Affiliate/Approved Fund of [identify Lender]11]

3.	Borrower:

4.	Administrative Agent:	Canadian Imperial Bank of Commerce, as the administrative agent under the Credit Agreement

5.	Credit Agreement:	The Credit Agreement dated as of May , 2016 between, among others, Stantec Inc., the Lenders parties thereto, and Canadian Imperial Bank of Commerce, as Administrative Agent.

[1][1]	Select as applicable.

Exhibit D – Page 1

6.	Assigned Interest:

Facility Assigned[12]	Aggregate Amount of Commitment/Loans for all Lenders	Amount of Commitment/Loans Assigned	Percentage Assigned of Commitment/Loans[13]
	$	$		%
	$	$		%

Effective Date:            , 20     [To be inserted by Administrative Agent and which shall be the effective date of recordation of transfer in the register therefor.]

The terms set out in this Assignment and Assumption are hereby agreed to:

[NAME OF ASSIGNOR]

By:
Name:
Title:

[NAME OF ASSIGNEE]

By:
Name:
Title:

[Consented to and]14 Accepted:

CANADIAN IMPERIAL BANK OF COMMERCE, as Administrative Agent

By:
Name:
Title:

[Consented to:][15]

[12]	Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Assignment (e.g. “Revolving Credit Commitment,” or “Term Credit Commitment” (Term Credit (Tranche A), Term Credit (Tranche B) or Term Credit (Tranche C))
[13]	Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.
[14]	To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.
[15]	To be added only if the consent of the Borrower and/or other parties (e.g. Swingline Lender, Issuing Banks) is required by the terms of the Credit Agreement.

Exhibit D – Page 2

[NAME OF RELEVANT PARTY]

By:
Name:
Title:

Exhibit D – Page 3

ANNEX 1

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1. Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby, and (iv) [it has closed out and settled all Secured Hedge Arrangements with the Credit Parties such that it shall no longer be a Secured Party]16, and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document17, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document [, and (c) attaches the Note(s) held by it evidencing the Assigned Facilities and requests that the Administrative Agent exchange such Note(s) for a replacement Note or Notes payable to the Assignee and (if the Assignor has retained any interest in the Assigned Facilities) a replacement Note or Notes payable to the Assignor in the respective amounts which reflect the assignment being made hereby (and after giving effect to any other assignments which have become effective on the Transfer Effective Date)].18 Upon request, the Assignor shall, at the expense of the Administrative Agent (for reimbursement by the Borrower), as promptly as practical, execute and deliver to the Administrative Agent, all such other and further documents, agreements and instruments as the Administrative Agent may reasonably request in order to effect the transfer of the Assigned Interest, including any materials required to discharge the Assignee’s interest in and to the Collateral.

2. Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to acquire the Assigned Interest and become a Lender, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, and (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 5.1(1) thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender; (b) acknowledges the terms and conditions of the Intercreditor Agreement and agrees to be bound thereby as if a party thereto, and (c) agrees that (i) it shall, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem

[16]	This clause should be included unless the Assignor is effecting only a partial assignment, such that is remains a Lender. While it would be possible for the Assignee to keep a Secured Hedge Arrangement open following its trade, this is commercially unlikely and – from the Administrative’s Agent perspective – administratively burdensome (i.e. it would need to take a former Lender into account in the payout process).
[17]	The term “Loan Document” should be conformed to that used in the Credit Agreement.
[18]	Delete bracketed language if Assignor does not hold Note(s).

Annex 1 to Exhibit D – Page 1

appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it shall perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

3. Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to the Effective Date or accrued subsequent to the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for the periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

4. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein.

Annex 1 to Exhibit D – Page 2

EXHIBIT E

FORM OF SOLVENCY CERTIFICATE

[DATE]

Pursuant to Section 4.1(9) of the credit agreement dated as of May 6, 2016 among Stantec Inc, as borrower, Canadian Imperial Bank of Commerce, as administrative agent, and the financial institutions party thereto, as lenders (the “Credit Agreement”), the undersigned, solely in the undersigned’s capacity as [chief financial officer][specify other officer with equivalent duties] of the Borrower, hereby certifies, on behalf of Borrower and not in the undersigned’s individual or personal capacity and without personal liability, that, to [his/her] knowledge and based upon (i) facts and circumstances as they exist as of the date hereof (and disclaiming any responsibility for changes in such facts or circumstances after the date hereof) and (ii) such materials and information as [he/she] has deemed relevant to the determination of the matters set forth in this certificate, as of the Closing Date, after giving effect to the Transactions (including the making of the Loans under the Credit Agreement on the Closing Date and the application of the proceeds thereof):

(a) the fair value of the assets of the Borrower and its Subsidiaries, on a consolidated basis, exceeds their debts and liabilities, subordinated, contingent or otherwise, on a consolidated basis;

(b) the present fair saleable value of the property of the Borrower and its Subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, on a consolidated basis, as such debts and other liabilities become absolute and matured;

(c) the Borrower and its Subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, on a consolidated basis, as such liabilities become absolute and matured; and

(d) the Borrower and its Subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, business for which they have unreasonably small capital.

For purposes of this Solvency Certificate, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

The undersigned is familiar with the business and financial position of the Borrower and its Subsidiaries. In reaching the conclusions set forth in this Solvency Certificate, the undersigned has made such investigations and inquiries as the undersigned has deemed appropriate, having taken into account the nature of the business proposed to be conducted by the Borrower and its Subsidiaries after consummation of the Transactions.

IN WITNESS WHEREOF, the undersigned has executed this Solvency Certificate, solely in the undersigned’s capacity as [chief financial officer][specify other officer with equivalent duties] of the Borrower, on behalf of Borrower and not in the undersigned’s individual or personal capacity and without personal liability, as of the date first stated above.

Exhibit E – Page 1

STANTEC INC., as Borrower

By:
Name:
Title:	[Chief Financial Officer][specify other officer with equivalent duties]

Exhibit E – Page 2

SCHEDULE 1.1(A)

INITIAL SECURITY DOCUMENTS

1.	The Credit Party Guarantee.

2.	The GSA.

3.	A multi-party general security agreement (New York law) initially from Stantec Technology International Inc., Stantec Holdings (Delaware) III Inc., Stantec Consulting Services Inc., Mustang Acquisition Holdings Inc., Mustang Acquisition Inc., Stantec Delaware III LLC, Stantec Delaware IV LLC, and Stantec Architecture Inc. in favour of the Administrative Agent for the benefit of the Secured Parties constituting a first-priority Lien (subject to Permitted Liens) over all present and future property (both real and personal) of each grantor (the “NYGSA”)

4.	A pledge agreement (New York law) from the Borrower and Stantec Consulting Ltd. in favour of the Administrative Agent for the benefit of the Secured Parties (the “NY Pledge”).

5.	A deed of hypothec from Stantec Consulting Ltd. in favour of the Administrative Agent for the benefit of the Secured Parties.

6.	A deed of hypothec from Stantec Architecture Ltd. in favour of the Administrative Agent for the benefit of the Secured Parties.

7.	All stock certificates, instruments and other documents required to be delivered to the Administrative Agent in connection with the Liens granted above.

Schedule 1.1(A) – Page 1

SCHEDULE 1.1(B)

EXISTING LETTERS OF CREDIT

[Redacted]

Schedule 1.1(B) – Page 1

SCHEDULE 2.1

LENDERS AND COMMITMENTS

[Redacted]

Schedule 2.1 – Page 1

SCHEDULE 3.1(3)

GOVERNMENTAL APPROVALS; CONFLICTS

[Redacted]

Schedule 3.1(3) – Page 1

SCHEDULE 3.1(6)

LITIGATION

[Redacted]

Schedule 3.1(6) – Page 1

SCHEDULE 3.1(11)

REAL PROPERTY

[Redacted]

Schedule 3.1(11) – Page 1

SCHEDULE 3.1(12)

PERMITTED LIEN REGISTRATIONS

[Redacted]

Schedule 3.1(12) – Page 1

SCHEDULE 3.1(13)

PENSION PLANS

[Redacted]

Schedule 3.1(13) – Page 1

SCHEDULE 3.1(14)

SUBSIDIARIES

[Redacted]

Schedule 3.1(14) – Page 1

SCHEDULE 3.1(17)

ENVIRONMENTAL MATTERS

[Redacted]

Schedule 3.1(17) – Page 1

SCHEDULE 3.1(18)

EMPLOYEE MATTERS

[Redacted]

Schedule 3.1(18) – Page 1

SCHEDULE 5.1(8)

POST-CLOSING REQUIREMENTS

[Redacted]

Schedule 5.1(8) – Page 1

SCHEDULE 5.1(11)

SECURITY PRINCIPLES

The Security Principles embody recognition by the Secured Parties and the Credit Parties that there may be certain legal and practical difficulties in obtaining effective guarantees and Liens in jurisdictions in which a Person is organized, conducts business or has assets (the “Security Jurisdictions”). In particular:

General

(1) General statutory limitations, financial assistance, capital maintenance, corporate benefit, fraudulent preference, US fraudulent transfer laws, “thin capitalization” rules, retention of title claims, exchange control restrictions and similar principles may limit the ability of a Person to provide a guarantee or Liens or may require that the guarantee or Liens be limited by an amount or otherwise.

(2) The maximum guaranteed or secured amount may be limited to minimize stamp duty, notarization, registration or other applicable fees, taxes and duties.

(3) Any assets subject to third party arrangements which may prevent those assets from being charged shall be excluded from any relevant Security Document provided that commercially reasonable efforts to obtain consent to charging any such assets shall be used by the Borrower if the Administrative Agent determines the relevant asset to be material and if seeking such consent will not adversely affect the business or commercial relationships in question.

(4) A Person shall not be required to give guarantees or enter into Security Documents if it is not within the legal capacity of such Person or if the same would conflict with the fiduciary duties of the directors (or other officers) of such Person or contravene any legal prohibition or regulatory condition or would result in (or result in a material risk of) personal or criminal liability on the part of any director (or other officer) of any Credit Party provided that such Person shall use commercially reasonable efforts to overcome any such obstacle.

(5) The giving of a guarantee, the granting of a Lien or the perfection of a Lien shall not be required if it would restrict the ability of the relevant Person to conduct its operations and business in the ordinary course as otherwise permitted by the Loan Documents.

(6) To the extent possible, all Liens shall be granted in favour of the Administrative Agent and not the Secured Parties individually.

(7) To the extent possible, there should be no action required to be taken in relation to the guarantees or Security Documents when any Lender transfers any of its Loans or Commitments to a new Lender.

(8) No security shall be required over interests, investments or shares in partnerships or joint ventures or the assets of partnerships or joint ventures where prohibited by the relevant partnership or joint venture agreements or arrangements (or legal restrictions) and no (x) limited or general partner in a partnership, in their capacity as such, where prohibited by the terms of the applicable partnership agreement, or (y) joint venture shall be required to provide a guarantee.

(9) No Person shall be required to provide a guarantee or enter into Security Documents if it is a subsidiary of the Borrower on the Closing Date and is organized under the laws of Canada (or any

Schedule 5.1(11) – Page 1

province or territory thereof) or the laws of the United States of America (or any state or territory thereof or the District of Columbia); other than the Initial Stantec Guarantors and the Initial Target Guarantors.

(10) No Person shall be required to provide a guarantee or enter into Security Documents to the extent doing so is prohibited by applicable law, rule or regulation or any contractual obligation existing on the Closing Date or by applicable law, rule or regulation or by any contractual obligation existing at the time of acquisition thereof after the Closing Date (to the extent such contractual obligation was not created in contemplation of the Transactions or such acquisition, as applicable) for so long as such prohibition exists.

(11) No Person shall be required to provide a guarantee or enter into Security Documents to the extent doing so may result in an adverse tax consequence to the Borrower or any of the Subsidiaries (including as a result of the operation of Section 956 of the U.S. Internal Revenue Code or any similar law or regulation in any applicable jurisdiction) as reasonably determined by the Borrower). The Borrower represents and warrants that, as at immediately following the Initial Acquisition:

(i)	each subsidiary of the Initial Target that is not incorporated or organized under the laws of the United States of America, any state or territory thereof or the District of Columbia; and

(ii)	MWH International, Inc.;

falls within this clause (11).

(12) No guarantee or Lien shall be taken or Lien perfected to the extent to which it would result in any material cost which is excessive in the context of the benefit of such guarantee or Lien to the Secured Parties, as may be agreed between the Borrower and the Administrative Agent acting reasonably

(13) Notwithstanding the foregoing, no Subsidiary shall be excused from providing a guarantee or entering into Security Documents pursuant to clause (9) or (12) above where (a) a direct subsidiary thereof is required to provide a guarantee; or (b) such Subsidiary accounts, at the end of any Quarterly Date, for more than 1% of EBITDA or Receivables of the Borrower on a Consolidated basis as of such Quarterly Date.

(14) To the extent any security interest in Collateral may not be perfected by the filing of financing statements under a Personal Property Security Act or the Uniform Commercial Code or the taking possession of a stock certificate, if the perfection of the Administrative Agent’s security interest in such Collateral may not be accomplished prior to the Closing Date after the Borrower’s use of commercially reasonable efforts to do so without undue burden or expense, then the perfection of such security interest in such Collateral shall not constitute a condition precedent to the availability of the Loans and the Letters of Credit on the Closing Date but, instead, shall be required to be provided within 90 days (or such longer period as the Administrative Agent may in its sole discretion agree) after the Closing Date. Notwithstanding the foregoing, the Credit Parties shall be permitted to maintain Unperfected US Deposit Accounts subject to compliance with Section 6.1(14)(b).

Equity Securities

(15) Subject to advice from relevant local counsel for the Administrative Agent, if a Credit Party charges Equity Securities of another Credit Party then the relevant Security Document shall be governed by the law of the jurisdiction of incorporation or organization of the issuer of such Equity Securities (the “Issuer”) and not by the law of the jurisdiction of incorporation or organization of the

Schedule 5.1(11) – Page 2

charging Credit Party. However, where an Issuer is not a Credit Party and is not incorporated or organized in a jurisdiction, the law of which governs other Security Documents, then the Security Document charging its Equity Securities shall be governed by the law of the jurisdiction of incorporation or organization of the charging Credit Party.

(16) Security over Equity Securities shall, where legally possible, automatically charge further Equity Securities issued.

(17) No stock certificates or similar documentary evidence of Equity Securities, or any related transfer power, shall be required to be delivered to the Administrative Agent with respect to Equity Securities issued by any Non-Credit Party Subsidiaries.

Real Estate

(18) No Lien shall be required over any interest in real property other than Material Real Property.

(19) The U.S. Mortgage Requirements shall be required to be satisfied with respect to Material Real Property located in the United States; provided that no Lien shall be taken with respect thereto without the prior written consent of all Lenders.

(20) Subject to advice from relevant local counsel for the Administrative Agent, if a Credit Party charges Material Real Property, then the relevant Security Document shall be governed by the law of the jurisdiction in which such Material Real Property is located.

(20) No landlord waivers shall be required.

(21) No bailee letter shall be required.

The above limitations are subject always to exceptions which are standard in the Security Jurisdictions.

Schedule 5.1(11) – Page 3

SCHEDULE 5.1(16)

INITIAL TARGET DOCUMENTS

[Redacted]

Schedule 5.1(16) – Page 1

SCHEDULE 9.1

LENDER AND ISSUING BANK CONTACT INFORMATION

[Redacted]

Schedule 9.1 – Page 1